financial

report

1st quarter of 2012

Itaú Unibanco Holding S.A.

Management Discussion &
Analysis and Complete Financial
Statements

Contents

Management Discussion & Analysis	3

Executive Summary	5

Analysis of Net Income	13

Managerial Financial Margin	14

Banking Service Fees and Income from Banking Charges	17

Result from Loan Losses	18

Non-interest Expenses	20

Tax Expenses for ISS, PIS, Cofins and Others	22

Income Tax and Social Contribution on Net Income	22

Balance Sheet	24

Balance Sheet by Currency	29

Value at Risk	30

Capital Ratios	31

Ownership Structure	33

Analysis of Segments	37

Commercial Bank	42

Consumer Credit	43

Itaú BBA	44

Insurance, Pension Plans and Capitalization	45

Activities Abroad	53

Report of Independent Accountants	59

Complete Financial Statements	61

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (further details are presented in Note 22-I of the Financial Statements).

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

management discussion & analysis

Itaú Unibanco Holding S.A.

1st quarter of 2012

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	4

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights	R$ million (except where indicated)
	1st Q/12	4th Q/11	1st Q/11
Statement of Income
Recurring Net Income	3,544	3,746	3,638
Net Income	3,426	3,681	3,530
Operating Revenues (1)	19,914	19,676	17,674
Managerial Financial Margin (2)	13,307	12,993	11,714
Shares (R$)
Recurring Net Income per share (3)	0.78	0.83	0.80
Net Income per share (3)	0.76	0.82	0.78
Number of Outstanding Shares – in thousands	4,520,103	4,513,640	4,549,472
Average price of non-voting share on the last trading day of the period	35.00	33.85	38.51
Book Value per share	16.04	15.81	14.01
Dividends/JCP net of taxes (4)	657	2,284	683
Dividends/JCP net of taxes (4) per share	0.15	0.51	0.15
Market Capitalization (5)	158,204	152,787	175,200
Market Capitalization (5) (US$ Million)	86,825	81,451	107,570
Performance Ratios (%)
Recurring Return on Average Equity – Annualized (6)	20.0%	21.8%	23.4%
Return on Average Equity – Annualized (6)	19.3%	21.4%	22.7%
Recurring Return on Average Assets – Annualized (7)	1.6%	1.8%	1.9%
Return on Average Assets – Annualized (7)	1.6%	1.7%	1.8%
Solvency Ratio (BIS Ratio) - Economic Financial-Consolidated	16.1%	16.4%	16.1%
Annualized Credit Margin	13.5%	13.0%	12.9%
Annualized Net Interest Margin with Clients (8)	11.2%	11.0%	11.5%
Annualized Net Interest Margin with Credit after Provision for Credit Risk (8)	7.4%	8.0%	8.3%
Nonperforming Loans Index (NPL over 90 days)	5.1%	4.9%	4.2%
Coverage Ratio (Provision for Loan and Lease Losses/Nonperforming Loans over 90 days)	148%	153%	173%
Efficiency Ratio (ER) (9)	44.5%	47.0%	47.4%
Risk Adjusted Efficiency Ratio (RAER) (9)	72.6%	69.5%	68.7%

Balance Sheet	Mar 31,12	Dez 31,11	Mar 31,11
Total Assets	896,842	851,332	779,640
Total Loan Portfolio, including Sureties, Endorsements and Guarantees	400,519	397,012	344,855
Loan Operations (A)	347,369	345,483	303,656
Sureties, Endorsements and Guarantees	53,150	51,530	41,199
Deposits + Debentures + Securities + Borrowings and Onlending (B) (10)	457,699	480,601	399,872
Loan Operations/Funding (A/B)	75.9%	71.9%	75.9%
Stockholders' Equity	72,484	71,347	63,731
Relevant Data
Assets Under Administration	423,205	403,906	381,778
Employees (Individuals)	102,694	104,542	109,836
Employees in Brazil (Individuals)	96,294	98,258	104,022
Employees Abroad (Individuals)	6,400	6,284	5,814
Number of Points of Service	32,974	33,753	34,463
Branches (Units)	4,081	4,072	3,982
CSB – Client Service Branches (Units)	899	912	945
ATM – Automated Teller Machines (Units) (11)	27,994	28,769	29,536

Macroeconomic | Indicators

	1st Q/12	4th Q/11	1st Q/11
EMBI Brazil Risk	176	224	168
CDI – In the Period (%)	2.5%	2.7%	2.6%
Dollar Exchange Rate – Quotation in R$	1.8221	1.8758	1.6287
Dollar Exchange Rate – Variation in the Period (%)	-2.9%	1.2%	-2.3%
Euro Exchange Rate – Quotation in R$	2.4300	2.4342	2.3129
Euro Exchange Rate – Variation in the Period (%)	-0.2%	-2.4%	3.8%
IGP-M – In the Period (%)	0.6%	0.9%	2.4%
Savings Rate– In the Period (%)	1.7%	1.7%	1.8%

(1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affiliates and Non-Operating Income; (2) Described on page 14; (3) Calculated based on the weighted average of the number of outstanding shares; (4) JCP – Interest on Own Capital. Amounts paid/recognized and declared after 12/31/2011 (Note 16 – b II to the Financial Statements). (5) Total number of outstanding shares (common shares and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period. (6) Annualized Return was calculated by dividing Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods of the year to derive the annualized index; (7) Annualized Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index. (8) Does not include Margin with the Market. See details on page 15. (9) For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 21. (10) As described on page 28. (11) Includes ESBs (electronic service branches) and service points in third-party establishments.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	5

Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$3,544 million in the first quarter of 2012. This amount was adjusted by the impact of non-recurring events, which are presented in the table below, from a net income of R$3,426 million for the period.

Non-Recurring Events Net of Tax Effects			R$ million
	1st Q/12	4th Q/11	1st Q/11
Recurring Net Income	3,544	3,746	3,638
Non-recurring events	(118)	(65)	(108)
Market Value Adjustment – BPI (a)	(55)	(11)	-
Provision for Contingencies – Economic Plans (b)	(63)	(54)	(108)
Net Income	3,426	3,681	3,530

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events in the First Quarter of 2012 and 2011

(a) Market Value Adjustment - BPI

Effect of the adjustment of the investment held in Banco Português de Investimento based on the share price on the respective closing date.

Subsequent Event: On April 20th of 2012, Itaú Unibanco sold its investment of 18.87% of Banco Português de Investimento to the La Caixa group and received approximately 93 million. This transaction will impact positively our stockholder’s equity in approximately R$100 million and will have a negative non-recurring effect of approximately R$200 million on net income, which will be reported on the second quarter of 2012. This transaction is subject to the approval of the Banco de Portugal.

(b) Provision for Contingencies – Economic Plans

Provision for losses arising from economic plans that were effective in the 1980s.

Managerial Statement of Income

The following tables are based on the Managerial Statement of Income, which arises from reclassifications made in the audited accounting statement of income. Basically, the tax effects of hedges of investments abroad, which were originally included in tax expenses (PIS and COFINS), and income tax and social contribution on net income, were reclassified to the financial margin. Also, non recurring events are adjusted.

Our strategy for the exchange risk management of capital invested abroad is intended to avoid impacts from foreign exchange variation on net income. For this purpose, the foreign exchange risk is neutralized and the investments are remunerated in reais through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impact of all related tax effects. It should be noted that, in the first quarter of 2012, the real appreciated 2.9% in relation to the U.S. dollar and 0.2% in relation to the Euro, compared with a depreciation of 1.2% and an appreciation of 2.4%, respectively, in the previous quarter.

Changes in the Composition of Operating Revenues

As from this quarter, equity in earnings of affiliates and non-operating income began to be included in the operating revenues (grouping of the main accounts where revenues from our operations are segmented). The historical amounts and our ratios (efficiency ratio, risk-adjusted efficiency ratio and other) were reclassified to include this change. In the first quarter of 2012. Our efficiency ratio was impacted by 20 basis points and in 2011, the impact was 40 basis points.

Additionally, we improved the criteria for accounting for discounts granted in the renegotiation of credits that had already been written off as losses, which previously reduced Operating Revenues (affecting the Managerial Financial Margin) and are now classified in the Income from recovery of credits written off as losses account. The impact of this reclassification totaled R$139 million, which improved the efficiency ratio by 30 basis points in the first quarter of 2012.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	6

Executive Summary

The reconciliations between the Accounting and Managerial Statements of Income of the last two quarters are presented below.

Reconciliation between the Accounting and Managerial Statements | 1st Quarter of 2012

				R$ million
		Itaú Unibanco
		Non-recurring	Tax Effect of
	Accounting	Effects	Hedge	Managerial
Operating Revenues	20,325	83	(495)	19,914
Managerial Financial Margin	13,801	-	(495)	13,307
Financial Margin with Clients	12,352	-	-	12,352
Financial Margin with Market	1,449	-	(495)	954
Banking Service Fees and Income from Banking Charges	5,003	-	-	5,003
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,461	-	-	1,461
Other Operating Income	57	-	-	57
Equity in Earnings of Affiliates and Other Investments	(2)	83	-	81
Non-operating Income	4	-	-	4
Loan and Retained Claim Losses Net of Recovery	(5,304)	-	-	(5,304)
Expenses for Allowance for Loan and Lease Losses	(6,031)	-	-	(6,031)
Income from Recovery of Loans Written Off as Losses	1,192	-	-	1,192
Retained Claims	(465)	-	-	(465)
Other Operating Income/(Expenses)	(9,592)	95	56	(9,440)
Non-interest Expenses	(8,248)	95	-	(8,153)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,097)	-	56	(1,041)
Selling Expenses from Insurance	(246)	-	-	(246)
Income before Tax and Profit Sharing	5,430	179	(439)	5,170
Income Tax and Social Contribution	(1,786)	(61)	439	(1,408)
Profit Sharing	(28)	-	-	(28)
Minority Interests	(191)	-	-	(191)
Net Income	3,426	118	-	3,544

Reconciliation between the Accounting and Managerial Statements | 4th Quarter of 2011

				R$ million
		Itaú Unibanco
		Non-recurring	Tax Effect of
	Accounting	Effects	Hedge	Managerial
Operating Revenues	19,432	17	227	19,676
Managerial Financial Margin	12,766	-	227	12,993
Financial Margin with Clients	11,969	-	-	11,969
Financial Margin with Market	797	-	227	1,025
Banking Service Fees and Income from Banking Charges	5,088	-	-	5,088
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses
Other Operating Income	108	-	-	108
Equity in Earnings of Affiliates and Other Investments	76	17	-	93
Non-operating Income	2	-	-	2
Loan and Retained Claim Losses Net of Recovery	(4,202)	-	-	(4,202)
Expenses for Allowance for Loan and Lease Losses	(5,453)	-	-	(5,453)
Income from Recovery of Loans Written Off as Losses	1,574	-	-	1,574
Retained Claims	(322)	-	-	(322)
Other Operating Income/(Expenses)	(9,845)	82	(11)	(9,774)
Non-interest Expenses	(8,629)	82	-	(8,547)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(965)	-	(11)	(976)
Selling Expenses from Insurance	(251)	-	-	(251)
Income before Tax and Profit Sharing	5,385	99	216	5,700
Income Tax and Social Contribution	(1,439)	(34)	(216)	(1,689)
Profit Sharing	(29)	-	-	(29)
Minority Interests	(237)	-	-	(237)
Net Income	3,681	65	-	3,746

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	7

Executive Summary

We present below a perspective of the income statement highlighting the Operating Revenues, which is composed of the sum of revenues from banking, insurance, pension plans and capitalization operations.

Statement of Income | Operating Revenues Perspective

							R$ million
				Variation
				1st Q/12 -		1st Q/12 -
	1st Q/12	4th Q/11	1st Q/11	4th Q/11		1st Q/11
Operating Revenues	19,914	19,676	17,674	238	1.2%	2,240	12.7%
Managerial Financial Margin	13,307	12,993	11,714	313	2.4%	1,593	13.6%
Financial Margin with Clients	12,352	11,969	10,779	384	3.2%	1,573	14.6%
Financial Margin with Market	954	1,025	935	(70)	-6.9%	20	2.1%
Banking Service Fees and Income from Banking Charges	5,003	5,088	4,467	(84)	-1.7%	536	12.0%
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses
Other Operating Income	57	108	128	(50)	-46.6%	(71)	-55.2%
Equity in Earnings of Affiliates and Other Investments	81	93	97	(12)	-12.9%	(16)	-16.5%
Non-operating Income	4	2	43	2	-	(39)	-
Loan and Retained Claim Losses Net of Recovery	(5,304)	(4,202)	(3,575)	(1,102)	26.2%	(1,729)	48.4%
Expenses for Allowance for Loan and Lease Losses	(6,031)	(5,453)	(4,380)	(578)	10.6%	(1,651)	37.7%
Income from Recovery of Loans Written Off as Losses	1,192	1,574	1,207	(381)	-24.2%	(15)	-1.2%
Retained Claims	(465)	(322)	(402)	(142)	44.2%	(63)	15.7%
Operating Margin	14,610	15,474	14,099	(864)	-5.6%	511	3.6%
Other Operating Income/(Expenses)	(9,440)	(9,774)	(8,866)	334	-3.4%	(574)	6.5%
Non-interest Expenses	(8,153)	(8,547)	(7,686)	394	-4.6%	(467)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,041)	(976)	(935)	(65)	6.7%	(106)	11.4%
Selling Expenses From Insurance	(246)	(251)	(245)	5	-2.0%	(1)	0.3%
Income before Tax and Profit Sharing	5,170	5,700	5,233	(530)	-9.3%	(63)	-1.2%
Income Tax and Social Contribution	(1,408)	(1,689)	(1,392)	281	-16.6%	(16)	1.1%
Profit Sharing	(28)	(29)	(35)	1	-2.9%	7	-21.0%
Minority Interests in Subsidiaries	(191)	(237)	(168)	46	-19.4%	(23)	13.5%
Recurring Net Income	3,544	3,746	3,638	(202)	-5.4%	(94)	-2.6%

We present below a perspective of the income statement highlighting the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

							R$ million
				Variation
				1st Q/12 -		1st Q/12 -
	1st Q/12	4th Q/11	1st Q/11	4th Q/11		1st Q/11
Managerial Financial Margin	13,307	12,993	11,714	313	2.4%	1,593	13.6%
Financial Margin with Clients	12,352	11,969	10,779	384	3.2%	1,573	14.6%
Financial Margin with Market	954	1,025	935	(70)	-6.9%	20	2.1%
Results from Loan and Lease Losses	(4,839)	(3,880)	(3,173)	(959)	24.7%	(1,666)	52.5%
Expenses for Allowance for Loan and Lease Losses	(6,031)	(5,453)	(4,380)	(578)	10.6%	(1,651)	37.7%
Income from Recovery of Loans Written Off as Losses	1,192	1,574	1,207	(381)	-24.2%	(15)	-1.2%
Net Result from Financial Operations	8,468	9,114	8,541	(646)	-7.1%	(73)	-0.9%
Other Operating Income/(Expenses)	(3,302)	(3,415)	(3,350)	113	-3.3%	49	-1.5%
Banking Service Fees and Income from Banking Charges	5,003	5,088	4,467	(84)	-1.7%	536	12.0%
Result from Insurance, Pension Plans and Capitalization Operations	750	819	577	(69)	-8.4%	173	30.0%
Non-interest Expenses	(8,153)	(8,547)	(7,686)	394	-4.6%	(467)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,041)	(976)	(935)	(65)	6.7%	(106)	11.4%
Equity in Earnings of Affiliates and Other Investments	81	93	97	(12)	-12.9%	(16)	-16.5%
Other Operating Income	57	108	128	(50)	-46.6%	(71)	-55.2%
Operating Income	5,166	5,698	5,190	(533)	-9.3%	(25)	-0.5%
Non-operating Income	4	2	43	2	-	(39)	-
Income before Tax and Profit Sharing	5,170	5,700	5,233	(530)	-9.3%	(63)	-1.2%
Income Tax and Social Contribution	(1,408)	(1,689)	(1,392)	281	-16.6%	(16)	1.1%
Profit Sharing	(28)	(29)	(35)	1	-2.9%	7	-21.0%
Minority Interests in Subsidiaries	(191)	(237)	(168)	46	-19.4%	(23)	13.5%
Recurring Net Income	3,544	3,746	3,638	(202)	-5.4%	(94)	-2.6%

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	8

Executive Summary

Net Income

The recurring net income for the first quarter of 2012 amounted to R$3,544 million, representing a decrease of 2.6% from the same period of the previous year and 5.4% in relation to the previous quarter. These decreases are due to the continuing increase in default levels in the Brazilian economy, which impacts the credit quality and were partially offset by increases of 14.6% (3.2% in the quarter) in the financial margin with clients, 12.0% (decrease of 1.7% in the quarter) in banking service fees and banking charges and 30.0% (decrease of 8.4% in the quarter) in results from insurance, pension plans and capitalization operations. Also, in a favorable trend, non-interest expenses decreased 4.6% from the fourth quarter of 2011 and grew 6.1% in relation to the first quarter of the previous year.

Annualized Return on Average Equity

The annualized recurring return on average equity reached 20.0% in the first quarter of 2012. On March 31, 2012, stockholders’ equity totaled R$72.5 billion, a 13.7% increase from the same period of the previous year.

Net Income per Share and Recurring Net Income per Share

In the first quarter of 2012, net income per share dropped 7.5% from the previous quarter, totaling R$0.76, and decreased 2.3% from the same period of the previous year. The recurring net income per share dropped 5.1% from the fourth quarter of 2011 and 1.9% in relation to the first quarter of 2011.

Operating Revenues

In the first quarter of 2012, operating revenues, which represent revenues from banking operations and insurance, pension plan and capitalization operations, totaled R$19,914 million. The main components of operating revenues and other items of results are presented below.

Managerial Financial Margin

The managerial financial margin for the first quarter of 2012 totaled R$13,307 million, representing an increase of R$313 million in relation to the fourth quarter of 2011. The managerial financial margin with clients totaled R$12,352 million, an increase of 3.2% from the previous period. In this quarter, the financial margin with the market amounted to R$954 million, a reduction of R$70 million from the previous quarter.

Our managerial financial margin increased 13.6%, compared to the first quarter of 2011, the financial margin with clients increased 14.6% and the financial margin with the market decreased slightly by 2.1% .

As described on page 6, discounts granted in renegotiations of credits that had already been written off as losses are no longer deducted from the financial margin. If they had been deducted, the financial margin would have been R$13,168 million, representing a 1.3% increase, instead of 2.4%.

Banking Services Fees and Income from Banking Charges

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	9

Executive Summary

In the first quarter of 2012, banking service fees, including income from banking charges, decreased 1.7% from the fourth quarter of 2011, totaling R$5,003 million, mainly driven by reduced revenues from credit cards and current account services resulting from the lower volume of transactions in relation to the previous quarter, due to typical seasonal effect of this quarter of the year.

Result from Loan Losses, Net of Recovery

The result from loan losses, net of recovery, totaled R$4,839 million in the first quarter, an increase of 24.7%, due mainly to an increase of R$578 million (10.6%) in the expenses for provisions for loan losses, which reached R$6,031 million in the first quarter of 2012. This behavior is attributed to the seasonal impact of the higher default levels in the first months of the year, and to the increase in default levels of the vehicle portfolio and in personal loans (mainly installment payment plans and overdraft accounts).

As described on page 6, the impact of the reclassification of R$139 million in income from the recovery of credits written off as losses in this quarter, together with the seasonal effect of the increase in renegotiations carried out in the fourth quarter of 2011, explain the decrease of R$381 million in income from the recovery of credits in the first quarter of the year.

Non-Interest Expenses

Notwithstanding the expansion of our branch network in Brazil, non-interest expenses are still decreasing and, in the first quarter of 2012, they were R$394 million (4.6%) lower in relation to the previous quarter, totaling R$8,153 million in the quarter. Administrative expenses dropped 10.6% (R$405 million) and personnel expenses grew 2.5% (R$84 million) in the quarter. The effects of the completion of the integration of Itaú and Unibanco and the dissemination of practices related to the efficiency project account for the strong performance in the control of our expenses and play a key role in this positive outcome.

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R) (*)

In the first quarter, the efficiency ratio reached 44.5%, a decrease of 250 basis points from the fourth quarter of 2011. This improvement was a result of the 2.4% increase in managerial financial margin and of the 4.6% decrease in expenses in relation to the previous quarter. The efficiency ratio decreased 290 basis points in relation to the same period of the previous year.

The risk-adjusted efficiency ratio for the first quarter of 2012 was 72.6%, an increase of 310 basis points from the fourth quarter of 2011, due to the increase in the expenses for provisions for loan losses, which was partially offset by the same factors that positively impacted the efficiency ratio.

Unrealized Gains

Unrealized gains totaled R$4,126 million in the first quarter of 2012, a 16.9% increase from the previous quarter despite the impact of the sale of 15 million BM&F Bovespa shares that resulted in R$136 million.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	10

Executive Summary

Balance Sheet | Assets

					R$ million
				Variation
				Mar 31,12 -	Mar 31,12 -
	Mar 31,12	Dec 31,11	Mar 31,11	Dec 31,11	Mar 31,11
Current and Long-term Assets	885,032	839,422	768,579	5.4%	15.2%
Cash and Cash Equivalents	10,551	10,633	11,762	-0.8%	-10.3%
Short-term Interbank Investments	144,399	116,082	99,628	24.4%	44.9%
Securities and Derivative Financial Instruments	201,616	187,880	183,171	7.3%	10.1%
Interbank and Interbranch Accounts	80,017	98,923	94,475	-19.1%	-15.3%
Loan, Lease and Other Loan Operations	347,369	345,483	303,656	0.5%	14.4%
(Allowance for Loan Losses)	(25,951)	(25,772)	(22,239)	0.7%	16.7%
Other Assets	127,032	106,193	98,126	19.6%	29.5%
Foreign Exchange Portfolio	49,092	26,450	26,648	85.6%	84.2%
Other	77,939	79,743	71,478	-2.3%	9.0%
Permanent Assets	11,809	11,909	11,061	-0.8%	6.8%
Investments	2,634	2,717	3,295	-3.0%	-20.1%
Fixed and Operating Lease Assets	5,156	5,287	4,807	-2.5%	7.3%
Intangible Assets and Goodwill	4,019	3,906	2,958	2.9%	35.8%
TOTAL ASSETS	896,842	851,332	779,640	5.3%	15.0%

On March 31, 2012, total assets amounted to R$896.8 billion, corresponding to increases of 5.3% and 15.0% when compared to the previous quarter and the same period of the previous year, respectively. We highlight the growth in the credit portfolio (excluding endorsements and sureties) of 0.5% from the previous quarter and of 14.4% from 2011, reaching R$347.4 billion, in short-term interbank investments of 24.4% quarter-on-quarter and of 44.9% from 2011, reaching R$144.4 billion, and in securities and derivative financial instruments of 7.3% from the previous quarter and of 10.1% in relation to the same period of the previous year. In summary, this increase of R$45.5 billion in the total bank assets in the first quarter is a result of the growth in (a) short-term interbank investments of R$28.3 billion, (b) securities and derivative financial instruments of R$13.7 billion and (c) foreign exchange portfolio of R$22.6 billion and partially offset by (d) reduction in reserve requirements (compulsory deposits).

Balance Sheet | Liabilities and Equity

					R$ million
				Variation
				Mar 31,12 -	Mar 31,12 -
	Mar 31,12	Dec 31,11	Mar 31,11	Dec 31,11	Mar 31,11
Current and Long-term Liabilities	821,611	777,407	712,149	5.7%	15.4%
Deposits	231,345	242,636	203,922	-4.7%	13.4%
Demand Deposits	26,903	28,933	25,624	-7.0%	5.0%
Savings Deposits	68,488	67,170	58,997	2.0%	16.1%
Interbank Deposits	8,569	2,066	2,913	314.8%	194.1%
Time Deposits	127,385	144,469	116,388	-11.8%	9.4%
Deposits Received under Securities Repurchase Agreements	212,668	188,819	206,753	12.6%	2.9%
Fund from Acceptances and Issue of Securities	49,336	51,557	27,697	-4.3%	78.1%
Interbank and Interbranch Accounts	9,331	4,048	7,965	130.5%	17.1%
Borrowings and Onlendings	52,074	56,602	51,064	-8.0%	2.0%
Derivative Financial Instruments	7,623	6,807	7,734	12.0%	-1.4%
Technical Provisions for Insurance, Pension Plans and Capitalization	77,830	73,754	63,599	5.5%	22.4%
Other Liabilities	181,405	153,183	143,415	18.4%	26.5%
Subordinated Debt	44,984	38,974	35,294	15.4%	27.5%
Foreign Exchange Portfolio	49,364	26,182	27,508	88.5%	79.5%
Other	87,056	88,027	80,614	-1.1%	8.0%
Deferred Income	843	836	847	0.8%	-0.5%
Minority Interest in Subsidiaries	1,904	1,741	2,913	9.4%	-34.6%
Stockholders' Equity	72,484	71,347	63,731	1.6%	13.7%
TOTAL LIABILITIES AND EQUITY	896,842	851,332	779,640	5.3%	15.0%

In Liabilities and Equity as of March 31, 2012, the following significant increases were observed: 1.6% and 13.7% in stockholders’ equity in the quarter and in the year, respectively, reaching R$72.5 billion; 12.6% and 2.9% in deposits received under securities repurchase agreements in the quarter and in the year, respectively; 15.4% and 27.5% in subordinated debt in the quarter and in the year, respectively; and 88.5% and 79.5% in foreign exchange portfolio in the quarter and in the year, respectively. In summary, the increase in liabilities and equity in the first quarter is a result of the growth in (a) deposits received under securities repurchase agreements of R$23.8 billion and (b) foreign exchange portfolio of R$23.2 billion.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	11

Executive Summary

Credit Portfolio with Endorsements and Sureties

The credit portfolio, including endorsements and sureties, amounted to R$400,519 million on March 31, 2012, growing 0.9% quarter-on-quarter, and 16.1% from the same period of the previous year.

In the individuals segment, the highlights were the mortgage loan and personal loans portfolios, which increased 8.5% and 6.5% in the quarter, respectively. In the 12-month period, these products increased 57.3% and 39.2%, respectively.

The companies segment grew 1.1% in the quarter and 14.8% in the 12-month period. The corporate portfolio increased 1.8% in the quarter and increased 18.7% in the last 12 months, whereas the very small, small and middle market companies portfolio was practically unchanged in the first quarter of 2012 and increased 9.0% in relation to the first quarter 2011, driven by the growth of the mid-sized companies portfolio.

The balance of endorsements and sureties totaled R$53,150 million on March 31, 2012, representing an increase of 3.1% in the quarter and 29.0% in the last 12 months, mainly due to the higher volume of transactions with large companies, which grew 3.2% from December 31, 2011 and 28.9% in relation to March 31, 2011.

					R$ million
				Variation
				Mar/12 –	Mar/12 –
	Mar 31,12	Dec 31,11	Mar 31,11	Dec/11	Mar/11
Individuals	147,570	147,573	128,696	0.0%	14.7%
Credit Card	36,574	38,961	32,736	-6.1%	11.7%
Personal Loans	37,351	35,069	26,825	6.5%	39.2%
Vehicles	59,054	60,093	59,858	-1.7%	-1.3%
Mortgage Loans (*)	14,591	13,450	9,276	8.5%	57.3%
Companies	231,232	228,761	201,453	1.1%	14.8%
Corporate	142,456	139,907	119,972	1.8%	18.7%
Very Small, Small and Middle Market (**)	88,776	88,854	81,481	-0.1%	9.0%
Argentina/Chile/Uruguay/Paraguay	21,717	20,678	14,706	5.0%	47.7%
Total with Endorsements and Sureties	400,519	397,012	344,855	0.9%	16.1%
Total Retail – Brazil (***)	236,346	236,427	210,177	0.0%	12.5%
Endorsements and Sureties	53,150	51,530	41,199	3.1%	29.0%
Individuals	212	267	225	-20.5%	-6.0%
Corporate	48,160	46,670	37,375	3.2%	28.9%
Very Small, Small and Middle Market	3,373	3,174	2,680	6.3%	25.8%
Argentina/Chile/Uruguay/Paraguay	1,405	1,419	918	-1.0%	53.1%

(*) The table does not include co-obligation in mortgage loan assignments in the amount of R$495.9 million. (**) Includes Rural Loans to Individuals. (***) Includes Individuals and Very Small, Small and Middle Market companies. Note: the acquired payroll loans portfolio is considered as corporate risk. Mortgage and Rural Loans portfolios from the businesses segment are allocated according to the client’s size. For more details, see page 25. Disregarding the effect of the exchange variation on the corporate portfolio, the growth of this portfolio would have been 2.6% in the first quarter and 15.4% in the last 12 months and in our total credit portfolio, the growth would have been 1.4% in the first quarter of 2012 and 14.3% in the last 12 months.

Credit Portfolio – Currency Disclosure

On March 31, 2012, R$66.0 billion of our total credit assets were denominated in, or indexed to, foreign currencies. Despite the depreciation of the real in relation to these currencies, in particularly to the U.S. dollar, the total balance of loan operations in foreign currencies grew at the end of the first quarter of 2012.

NPL Ratio (overdue 90 days)

The overall NPL ratio (loan operations more than 90 days overdue) was 5.1% in March 2012, representing an increase of 20 basis points from December 2011, and of 90 basis points from March 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	12

analysis of the net income

Itaú Unibanco Holding S.A.

1st quarter of 2012 Management Discussion & Analysis

Analysis of the Net Income

Managerial Financial Margin

Our managerial financial margin totaled R$13,307 million in the first quarter of 2012, corresponding to a R$313 million or 2.4% increase from the fourth quarter of 2011.

The main drivers of this variation are presented below:

							R$ million
				Variation
				1st Q/12 –		1st Q/12 –
	1st Q/12	4th Q/11	1st Q/11	4th Q/11		1st Q/11
Financial Margin with Clients	12,352	11,969	10,779	384	3.2%	1,573	14.6%
Interest Rate-Sensitive	1,474	1,599	1,778	(125)	-7.8%	(304)	-17.1%
Spread-Sensitive	10,878	10,370	9,001	508	4.9%	1,877	20.9%
Financial Margin with Market	954	1,025	935	(70)	-6.9%	20	2.1%
Total	13,307	12,993	11,714	313	2.4%	1,593	13.6%

Financial Margin with Clients

The managerial financial margin with clients arises from the use of financial products by our clients, including both account holders and non-account holders.

In the first quarter of 2012, the financial margin with clients totaled R$12,352 million, corresponding to a 3.2% increase from the previous period. For a better understanding of the financial margin, we divided the operations in two different groups: financial margin of operations that are sensitive to interest rate variations and financial margin of operations that are sensitive to spreads.

Interest Rate-Sensitive Operations

The financial margin of operations that are sensitive to interest rates totaled R$1,474 million in the quarter, which corresponds to a 7.8% decrease in relation to the previous quarter, mainly impacted by the decrease in the annualized Brazilian benchmark rate (SELIC) for the period, by the increase in the average balance exposed to this variation and by the slight decrease in the average balance of interbank investments of foreign units. The detailed evolution of these margins is shown on the next page of this report.

Annualized Rate of Interest Rate-Sensitive Operations

			R$ million
			Variation
	1st Q/12	4th Q/11	1st Q/12 – 4th Q/11
Average Balance	70,134	70,779	(645)	-0.9%
Financial Margin	1,474	1,599	(125)	-7.8%
Annualized Rate	8.4%	9.0%	-60	bps

Spread-Sensitive Operations

The financial margin of spread-sensitive operations amounted to R$10,878 million in the period, corresponding to a 4.9%, or R$508 million increase from the previous quarter. The credit spread increased 50 basis points in the quarter, whereas the spread of the other bearing assets considered in this analysis was stable from the previous quarter. The combined spread of spread-sensitive operations increased 40 basis points to 11.7% in the first quarter of 2012.

Annualized Rate of Spread-Sensitive Operations

			R$ million
			Variation
	1st Q/12	4th Q/11	1st Q/12 – 4th Q/11
Average Balance	371,136	365,915	5,221	1.4%
Financial Margin	10,878	10,370	508	4.9%
Annualized Rate	11.7%	11.3%	40	bps

Managerial Financial Margin with Market

The financial margin with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary portfolio management. In this quarter, the financial margin with market totaled R$954 million, a R$70 million decrease from the previous quarter that is mainly due to the lower results from our structural positions, which was partially offset by a higher result from proprietary positions.

In the first quarter of 2012, we sold 15 million shares of BM&FBovespa, generating an income of R$136 million, reflected in our financial margin with the market. In the fourth quarter of 2011, we sold 8.2 million shares of CETIP, generating an income of R$175 million.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	14

Analysis of the Net Income

Managerial Financial Margin with Clients

As a result of the changes described above, the Net Interest Margin – NIM, which is the annualized rate of the managerial financial margin with clients and does not consider the financial margin with the market, reached 11.2% in the first quarter of 2012. Taking into consideration the effect of the criteria for accounting for discounts granted in renegotiations of credits that had already been written off as losses adopted this quarter, the NIM rate for the fourth quarter of 2011 would have reached 11.1%.

Also, taking into consideration the financial margin with clients after the expenses for provision for loan losses, net of the recovery of credits that had been written off as losses, risk adjusted NIM with clients reached 6.8%.

									R$ million
	1st Q/12			4th Q/11			1st Q/11
			Average			Average			Average
	Average	Financial	Rate	Average	Financial	Rate	Average	Financial	Rate
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Demand Deposits + Floatings	37,953			38,579			38,067
(-) Compulsory Deposits	(11,742)			(11,678)			(11,525)
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,130			1,540			1,824
Tax and Social Security obligations (-) Deposits in guarantee	15,226			16,640			18,220

Working Capital (Equity + Minority Interests - Permanent Assets -
Capital Allocated to Treasury - Cash Equivalents Abroad)	46,070			43,736			46,429
(-) Tax Credits	(28,850)			(29,137)			(25,786)
Interest Rate-Sensitive Operations in Brazil	59,786	1,468	9.8%	59,680	1,592	10.7%	67,230	1,777	10.6%
Interest Rate-Sensitive Operations Abroad	10,347	6	0.3%	11,099	7	0.3%	1,707	1	0.3%
Interest Rate Sensitive Margin with Clients (A)	70,134	1,474	8.4%	70,779	1,599	9.0%	68,937	1,778	10.3%

	Average	Financial	Spread	Average	Financial	Spread	Average	Financial	Spread
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	50,024			47,713			24,499
Interbank and Interbranch Accounts (**)	3,311			4,100			4,096
Spread-Sensitive Margin with Clients – Other Assets	53,335	174	1.3%	51,814	171	1.3%	28,596	82	1.1%
Loans, Leasing and Other Credits	343,833			339,494			299,394
(Allowance for Loan Losses)	(26,031)			(25,393)			(22,029)
Spread-Sensitive Margin with Clients – Credit (B)	317,801	10,704	13.5%	314,101	10,199	13.0%	277,365	8,919	12.9%
Spread-Sensitive Margin with Clients (C)	371,136	10,878	11.7%	365,915	10,370	11.3%	305,961	9,001	11.8%

Net Interest Margin with Clients (D = A+C)	441,270	12,352	11.2%	436,694	11,969	11.0%	374,898	10,779	11.5%

Provision for Loan and Lease Losses (E)		(6,031)			(5,453)			(4,380)
Recovery of Credits Written Off as Losses (F)		1,192			1,574			1,207
Net Interest Margin with Credit after Provision for Credit Risk (G = B+E+F)	317,801	5,865	7.4%	314,101	6,319	8.0%	277,365	5,747	8.3%
Net Interest Margin after Provision for Credit Risk (H = D+E+F)	441,270	7,513	6.8%	436,694	8,089	7.4%	374,898	7,606	8.1%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of compulsory deposits (Central Bank).

Net Interest Margin with Clients and Net Interest Margin of Credit before and after Provision for Credit Risk

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	15

Analysis of the Net Income

Complementary Aspects in Analysis of Financial Margin with Clients

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our credit portfolio mix presented below highlights its major components and their share in the past quarters.

The mix of our credit portfolio to companies at March 31, 2012 in relation to 2011, shows a reduction in the proportion of the very small and small market companies compared to that of middle market and large companies. This trend also affects margin growth as we move towards a less risky portfolio.

Loan Portfolio Mix – Companies

The evolution of our credit portfolio mix for individuals in the same period shows the growth of the mortgage loan portfolio and personal and payroll credit lines. The decreased share of the vehicle portfolio in our mix is a result of the stricter requirements for lending in 2011 and 2012 and the maturity of this portfolio.

Loan Portfolio Mix – Individuals

Loan Portfolio by Origination Period

The chart below shows the evolution of our credit portfolio, excluding sureties and endorsements, by origination period (vintages).

New loans continue to be granted at a fairly constant pace, considering a seasonal decrease that takes place in the first quarters of the years. Additionally, given the profile of the terms of our different credit products, the composition of new contract pools also remained stable in the most recent periods. On March 31, 2012, 32.6% of the portfolio was composed of loans originated in 2012, 36.9% in 2011, 18.4% in 2010, 5.6% in 2009 and 6.5% in previous years.

We see, therefore, that the operations originated by 2010, corresponding mostly to vehicles and mortgage loans that have longer average maturity terms, already represent a small portion of the portfolio. The credits granted as from 2011, which have a better risk profile, represent 69.5% of our credit portfolio.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	16

Analysis of the Net Income

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization

							R$ million
				Variation
	1stQ/12	4thQ/11	1stQ/11	1stQ/12 - 4thQ/11		1st Q/12 - 1stQ/11
Asset Management	707	662	636	44	6.7%	70	11.0%
Current Account Services	750	680	576	70	10.3%	175	30.3%
Credit Operations and Guarantees Provided	687	859	778	(173)	-20.1%	(92)	-11.8%
Collection Services	345	345	330	0	0.1%	15	4.5%
Credit Cards	2,031	2,110	1,691	(79)	-3.7%	339	20.1%
Other	484	432	455	52	12.1%	29	6.3%
Banking Service Fees and Income from Banking Charges	5,003	5,088	4,467	(84)	-1.7%	536	12.0%
Result from Insurance, Pension Plans and Capitalization(*)	750	819	577	(69)	-8.4%	173	30.0%
Total	5,754	5,906	5,045	(153)	-2.6%	709	14.1%

(*) Income from insurance, pension plan and capitalization operations (-) Expenses for claims (-) Selling expenses with insurance, pension plan and capitalization

In the first quarter of 2012, banking service fees, including income from banking charges, amounted to R$ 5,003 million, or a 1.7% decrease from the previous quarter and a 12.0% increase from the first quarter of 2011.Taking into consideration the result of insurance, pension plan and capitalization operations, banking service fees totaled R$ 5,754 million, with a 2.6% decrease from the previous period and a 14.1% increase from the same period of the previous year.

Asset Management

Asset management revenues totaled R$ 707 million in the first quarter of 2012, an increase of 6.7% from the previous quarter and 11.0% from the previous year. The volume of assets under our management totaled R$ 423,205 million in March 2012, a 4.8% increase from December 2011.

Current Account Services

Revenues from current account services totaled R$ 750 million in the first quarter, representing a 10.3% growth quarter-on-quarter.

Credit Operations and Guarantees Provided

Revenues from credit operations and guarantees provided totaled R$ 687 million in the first quarter, a decrease of 20.1% from the previous quarter. These revenues were influenced by the suspension of the collection of charges on contract amendments and by the decrease in new vehicle financing and leasing that followed the drop in the production of the vehicle loans market.

Collection Services

Revenues from collection services reached R$345 million, remaining practically unchanged in relation to the previous quarter, but growing 4.5% from the same period of the previous year.

Credit Cards

Credit card revenues amounted to R$ 2,031 million in the first quarter of 2012, a 3.7% decrease from the previous period, mainly as a result of the seasonality effect of the last quarter of 2011 arising from the year-end sales. However, these revenues increased significantly from the same period of the previous year, totaling 20.1%.

Other			R$ million
	1stQ/12	4thQ/11	Variation
Foreign Exchange Services	24	23	1
Brokerage and Securities Placement	97	77	20
Custody Services and Management of Portfolio	58	54	5
Economic and Financial Advisory Services	95	89	6
Other Services	210	189	21
Total	484	432	52

Brokerage and securities placement revenues increased R$ 20 million, due to the higher volume of operations of the broker dealer and placement of securities. Revenues from economic and financial advisory services increased R$ 6 million, influenced by the higher volume of investment banking services.

Result from Insurance, Pension Plan and Capitalization

The result from insurance, pension plans and capitalization operations totaled R$ 750 million in the first quarter of 2012, a decrease of R$ 69 million when compared to the last quarter of the previous year, mainly influenced by lower expenses with claims in the previous quarter. When compared to the same period of the previous year, the result from insurance, pension plans and capitalization operations showed an outstanding increase of 30.0%.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization

In the first quarter of 2012, the proportion of total banking service fees and income from bank charges plus the result from insurance, pension plans and capitalization operations to total operating revenues – which includes, in addition to these revenues, the managerial financial margin and other operating revenues – reached 28.9%. This index has fluctuated between 28% and 30% over the most recent quarters, mainly due to the consistent performance of banking service fees and bank charges. The chart below presents the quarterly historical data of banking service fees including the result from insurance, pension plans and capitalization operations and their relation with our operating revenues.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	17

Analysis of the Net Income

Results from Loan Losses						R$ million
				Variation
				1st Q/12 -		1st Q/12 -
	1st Q/12	4th Q/11	1st Q/11	4th Q/11		1st Q/11
Expenses for Provision for Loan and Lease Losses	(6,031)	(5,453)	(4,380)	(578)	10.6%	(1,651)	37.7%
Income from Recovery of Loans Written Off as Losses	1,192	1,574	1,207	(381)	-24.2%	(15)	-1.2%
Result from Loan and Lease Losses	(4,839)	(3,880)	(3,173)	(959)	24.7%	(1,666)	52.5%

The result from loan and lease losses, net of recovery, totaled R$4,839 million in the quarter, an increase of 24.7%, due to an increase of R$578 million (10.6%) in the expenses for provisions for loan losses, which reached R$6,031 million in the first quarter of 2012. This behavior is attributed to the seasonal impact of the higher default levels in the first months of the year, increase in default levels in the vehicle portfolio and personal loans (mainly installment payment plans and overdraft accounts), in addition to the small increase in the credit portfolio. In the renegotiations of credits already written off as losses we fully accrue the debit balance so as not to generate any result until a strong indication of this loan recovery is obtained.

As described on page 6, the reclassification of R$139 million in income from recovery of loans written off as losses in the first quarter of 2012, together with the seasonal effect of the increase in renegotiation carried out in the fourth quarter of 2011, resulted in a reduction of R$381 million in our income from recovery of loans in the first quarter of the year. Disregarding the reclassification effect, the decrease in income from recovery of loans written off as losses would have been 15.4% in the quarter, with a 10.3% increase from the first quarter of 2011.

Allowance for Loan Losses and Credit Portfolio

On March 2012, the balance of the credit portfolio without endorsements and sureties increased R$1,886 million in comparison to December 2011, amounting to R$347,369 million, whereas the balance of the allowance for loan and lease losses grew R$180 million to reach R$25,951 million.

The complementary allowance for loan losses, in addition to the minimum required by National Monetary Council (CMN) regulation No 2,682/99, stood at R$5,058 million at the end of the first quarter of 2012.

Expenses for Provision for Loan Losses and Loan Portfolio

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for provisions for loan losses to the credit portfolio reached 1.7% in the fourth quarter of 2011, a 10 basis point increase when compared to the prior quarter.

Non–Performing Loans

Delinquency ratios and Non Performing Loans

			R$ million
	Mar 31,12	Dec 31,11	Mar 31,11
Non-performing Loans – 60 days (a)	21,471	20,448	16,119
Non-performing Loans – 90 days (b)	17,558	16,847	12,872
Credit Portfolio (c)	347,369	345,483	303,656
NPL Ratio [(a)/(c)] x 100 over 60 days	6.2%	5.9%	5.3%
NPL Ratio [(b)/(c)] x 100 over 90 days	5.1%	4.9%	4.2%
Coverage:
Non-performing Loans – 60 days	121%	126%	138%
Non-performing Loans – 90 days	148%	153%	173%

(a) Loans overdue for more than 60 days and that do not accrue revenues.

(b) Loans overdue for more than 90 days.

(c) Endorsements and sureties not included

Overdue Loans

The overdue loan portfolio grew 7.1% in the fourth quarter, whereas the balance of the allowance for loan and lease losses increased, as mentioned above, 0.7% in the same period.

			R$ million
	Mar 31,12	Dec 31,11	Mar 31,11
Overdue Loans	31,911	29,809	24,893
Allowance for Loan and Lease Losses	(25,951)	(25,772)	(22,239)
Coverage	(5,960)	(4,037)	(2,654)

Note: overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	18

Analysis of the Net Income

NPL Ratio | 90 days

The NPL ratio for operations more than 90 days overdue (NPL 90), reached 5.1% in the first quarter of 2012 with a 20 basis points rise as compared to the ratio of the previous quarter. This increase is explained by (i) the increase in the default level in the individuals segment, especially in the vehicles segment, and (ii) overdue loans in the corporate segment in specific operations.

NPL Ratio | 15 to 90 days

As seen in the chart, short-term delinquency from 15 to 90 days increased by 40 basis points. Delinquency levels increased 100 basis points for individuals and remained steady for companies. It is worth noting that the delinquency from 31 to 90 days reached 3.0%, an increase of 30 basis points in the quarter and 10 basis points in the year. These ratios were impacted by seasonal factors arising from the higher concentration of tax payments related to properties, expenses related to the beginning of the school year and other expenses in the first quarter.

Coverage | 90 days

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue. Until September 2010 the coverage ratio considered an additional countercyclical allowance.

The 90-day coverage ratio reached 148% in March, impacted by the growth in the portfolio of more than 90 days overdue loans (4.2%) while the balance of allowance for loan losses reached R$25,951 million in March, a 70 basis point increase quarter on quarter. Notwithstanding, the same coverage ratio, if measured net of over 180 days credits (those already fully provided) shows stability.

Coverage Ratio | E-G portfolio

If we consider the credit portfolio risk ratings between E and G, thus excluding the allowance for loan and lease losses of risk rating H (in which a provisioning of 100% already implies a coverage that is even higher than the expected loss given the implied guarantees), we note that the coverage in the first quarter of 2012 remained steady. Thus, the fall in the coverage of the total credit portfolio was primarily due to the increase of loans in the risk rating H in proportion to the total loan portfolio and the coverage of the rest of the loan portfolio remained at the same level.

Credit Portfolio Write-Offs

Write-offs from the loan portfolio totaled R$5,852 million in the first quarter of 2012, growing by R$1,452 million and R$1,693 million from the prior period and the first quarter of 2011, respectively. The ratio of written-off operations to the credit portfolio reached 1.7% in the first quarter of 2012, an increase of 40 basis points when compared to the previous quarter and an increase of 30 basis points when compared to the same period of the previous year.

(1) Average balance of the two previous quarters.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	19

Analysis of the Net Income

Non-interest Expenses						R$ million
				Variation
	1st Q/12	4th Q/11	1st Q/11	1st Q/12-4th Q/11		1st Q/12-1st Q/11
Personnel Expenses	(3,392)	(3,308)	(3,243)	(84)	2.5%	(149)	4.6%
Administrative Expenses	(3,428)	(3,833)	(3,260)	405	-10.6%	(168)	5.1%
Operating Expenses	(1,234)	(1,284)	(1,105)	50	-3.9%	(129)	11.6%
Other Tax Expenses (*)	(99)	(122)	(78)	22	-18.2%	(22)	28.1%
Total	(8,153)	(8,547)	(7,686)	394	-4.6%	(467)	6.1%

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses continue to show decreasing trend and in the first quarter of 2012 they were R$ 394 million (4.6%) lower as compared to the previous quarter, totaling R$ 8,153 million. The effects of the completion of the integration of Itaú and Unibanco and the dissemination of practices related to the efficiency project are responsible for the strong performance in the control of expenses and play a key role in this improvement.

Personnel Expenses

			R$ million
	1st Q/12	4th Q/11	Variation
Compensation	(1,466)	(1,386)	(80)
Charges	(519)	(532)	13
Social Benefits	(345)	(413)	68
Training	(55)	(75)	20
Profit Sharing (*)	(635)	(521)	(113)
Employee Terminations and Labor Claims	(373)	(381)	8
Total	(3,392)	(3,308)	(84)

(*) Includes variable compensation and stock option plans

Personnel expenses totaled R$ 3,392 million in the first quarter, representing a 2.5% increase from the previous period. The main changes resulted basically from the increase of R$ 80 million in compensation expenses and R$ 113 million in profit sharing expenses. This increase was partially offset by the decrease in social benefit expenses of R$ 68 million, mainly due to the actuarial review of the pension plans for employees.

Number of Employees

The number of employees went from 104,542 in December 2011 to 102,694 in March 2012, primarily due to the effects of the restructuring of the consumer credit area. Such restructuring results from the integration of our systems and processes into a single platform, which enabled capturing synergies among the operating structures and revising the strategies for some business.

Obs: For companies under control of Itaú Unibanco, 100% of the number of employees are considered. No employee is considered for companies which are not under Itaú Unibanco’s control.

Administrative Expenses

			R$ million
	1st Q/12	4th Q/11	Variation
Facilities	(554)	(745)	191
Third-Party Services	(777)	(903)	126
Data Processing and Telecommunications	(871)	(891)	20
Depreciation and Amortization	(377)	(374)	(3)
Materials	(116)	(125)	9
Transportation	(131)	(153)	22
Security	(133)	(124)	(9)
Travel	(39)	(54)	15
Advertising, Promotions and Publications	(188)	(255)	67
Financial System Services	(111)	(91)	(20)
Other	(132)	(119)	(13)
Total	(3,428)	(3,833)	405

Administrative expenses dropped 10.6% from the previous quarter, due to a R$191million decrease in facilities expenses because of the branches remodeled to the new Itaú Unibanco pattern (higher in the previous quarter), and to expenses from third-party services of R$ 126 million, the latter being influenced by the decrease in expenses with consulting and advisory services. The decrease in expenses with advertising, promotions and publications of R$ 67 million also contributed to this reduction.

Operating Expenses
			R$ million
	1st Q/12	4th Q/11	Variation
Provision for contingencies	(382)	(305)	(77)
Selling - Credit Cards	(350)	(414)	64
Claims	(165)	(173)	8
Other	(336)	(391)	55
Total	(1,234)	(1,284)	50

In the first quarter, operating expenses decreased 3.9% from the previous quarter, impacted by a decrease in credit card selling expenses of R$ 64 million, as a result of the seasonality effect of the last quarter, and of other operating expenses of R$ 55 million. These decreases were partially offset by the increase in expenses for provision for contingencies of R$ 77 million, influenced by the revaluation of the value at risk for collective lawsuits.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	20

Analysis of the Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and pension plans transactions (claims).

Risk Ajusted Efficiency Ratio		Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) +Insurance Selling Expenses + Result from Loan Losses + Retained Claims
=

(Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income + Equity in Earnings of Affiliates and Other Investments + Non-operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

As from the first quarter of 2012, we changed the calculation methodology of the efficiency ratio, including non-operating income and equity in the earnings of affiliates in the denominator, which impacted our ratio by approximately 20 basis points. For comparative purposes, the former periods were reclassified in the charts above.

In the first quarter, the efficiency ratio reached 44.5%, a 250 basis point decrease when compared to the fourth quarter of 2011. This decrease was due to the increase in operating revenues, more specifically in the managerial financial margin (2.4% from the previous quarter), and to the decrease in non-interest expenses (4.6% from the previous quarter).

In the last 12 months, the efficiency ratio reached 46.6%, an improvement of 70 basis points when compared to the same period of the previous quarter.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio for the first quarter of 2012 was 72.6%, an increase of 310 basis points from the fourth quarter of 2011, mainly due to the increase in the expenses for allowance for loan losses, partially offset by the same factors that contributed to the improvement of the efficiency ratio. In 12 months, the risk-adjusted efficiency ratio reached 70.7%.

Usage of Operating Revenues

The chart below shows the portions of the Operating Revenues that are used to cover Non-interest Expenses, Result from Loan Losses and Retained Claims.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	21

Analysis of the Net Income

Points of Service

At the end of the first quarter of 2012, our network was comprised of 4,980 branches and client service branches (CSB), encompassing Brazil and abroad. The number of ATMs in the period totals approximately 28 thousand, representing a 2.7% decrease from the previous quarter, due to the resizing of the remodeled branches and the removal of ATMs in third-party establishments with low volume of transactions.

Branches and Client Service Branches (CSB) | Brazil and Abroad

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.

Automated Teller Machines (ATMs) | Brazil and Abroad

Note: (i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.

(ii) Includes ESBs (electronic service branches) and service points in third-party establishments.

(iii) Does not include points of sale and ATMs of Banco 24h.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$ 1,041 million in the first quarter of 2012, a 6.7% increase from the previous quarter.

Income Tax and Social Contribution on Net Income

In the first quarter of 2012, Income Tax and Social Contribution on Net Income (CSLL) expenses totaled R$1,408 million, a 16.6% decrease from the previous quarter.

The CSLL expense payable continues not to reflect the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Confederation of the Financial System (CONSIF) in this regard is yet to be decided.

On March 31, 2012 the balance of the unrecorded remaining tax credit as a result of the CSLL rate increase totaled R$ 843 million.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	22

balance sheet,
balance sheet by
currency,
value at risk and
ownership structure

Itaú Unibanco Holding S.A.

1st quarter of 2012
Management Discussion & Analysis

Balance Sheet

Assets

On March 31, 2012, total assets amounted to R$896.8 billion, an increase of 5.3% from the end of the previous quarter and 15.0% from the same period of the previous year. The breakdown of our assets and the details on their main components, are presented below:

Total Assets

R$ billion

Assets Breakdown | March 31, 2012

Short-term Interbank Investments and Securities Portfolio

On March 31, 2012, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$346,015 million, corresponding to a 13.8% growth from the previous quarter. The mix of short-term interbank investments and the securities portfolio changed in the quarter, mainly due to the increase in short-term interbank investments and securities in Brazil.

The breakdown of short-term interbank investments and securities in the past few quarters is shown below:

								R$ million
							Variation
	Mar 31, 12%		Dec 31, 11%		Mar 31, 11%		Mar/12 - Dec/11	Mar/12 - Mar/11
Short-term Interbank Investments	144,399	41.7%	116,082	38.2%	99,628	35.2%	24.4%	44.9%
Total Public Securities	95,518	27.6%	88,840	29.2%	92,743	32.8%	7.5%	3.0%
Government Securities – Domestic	88,487	25.6%	83,719	27.5%	86,234	30.5%	5.7%	2.6%
Government Securities – Foreign	7,031	2.0%	5,120	1.7%	6,509	2.3%	37.3%	8.0%
Denmark	1,790	0.5%	1,949	0.6%	3,548	1.3%	-8.2%	-49.5%
Chile	1,663	0.5%	1,046	0.3%	427	0.2%	59.0%	289.6%
Korea	1,640	0.5%	295	0.1%	288	0.1%	455.8%	468.6%
United States	831	0.2%	292	0.1%	673	0.2%	184.3%	23.5%
Mexico	359	0.1%	215	0.1%	19	0.0%	66.6%	1767.8%
Paraguay	329	0.1%	344	0.1%	391	0.1%	-4.2%	-15.7%
Uruguay	189	0.1%	295	0.1%	162	0.1%	-36.0%	16.9%
Argentina	170	0.0%	225	0.1%	271	0.1%	-24.3%	-37.2%
France	25	0.0%	0	0.0%	0	0.0%	0.0%	0.0%
Spain	0	0.0%	418	0.1%	729	0.3%	-100.0%	-100.0%
Other	35	0.0%	40	0.0%	1	0.0%	-13.0%	-13.0%
Corporate Securities	34,838	10.1%	31,761	10.4%	31,033	11.0%	9.7%	12.3%
PGBL/VGBL Fund Quotas	61,638	17.8%	57,734	19.0%	48,554	17.2%	6.8%	26.9%
Derivative Financial Instruments	9,623	2.8%	9,546	3.1%	10,841	3.8%	0.8%	-11.2%
Total	346,015	100.0%	303,962	100.0%	282,799	100.0%	13.8%	22.4%

Evolution of Short-term Interbank Investments and Securities Portfolio

R$ million

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	24

Balance Sheet

Short-term Interbank Investments and Securities Portfolio by maturity (*)

Our securities and derivative financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date.

(*) Does not consider the balance of the PGBL and VGBL plans securities portfolios.

Securities by Categories

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On March 31, 2012, the securities portfolio totaled R$ 191,993 million and trading securities accounted for 70.8% of it. The breakdown of the securities portfolio is presented in the chart below:

Credit Portfolio

Credit Portfolio by Product

In the table below, the credit portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

					R$ million
				Variation
	Mar 31, 12	Dec 31, 11	Mar 31, 11	Mar/12 – Dec/11	Mar/12 – Mar/11
Individuals	154,434	154,001	133,641	0.3%	15.6%
Vehicles	59,054	60,093	59,858	-1.7%	-1.3%
Credit Card	36,574	38,961	32,736	-6.1%	11.7%
Personal Loans	27,816	25,960	19,689	7.1%	41.3%
Own Payroll Loans	9,323	8,842	6,910	5.4%	34.9%
Mortgage Loans (*)	14,591	13,450	9,276	8.5%	57.3%
Rural Loans	274	287	244	-4.5%	12.5%
Argentina/Chile/Uruguay/Paraguay	6,802	6,408	4,926	6.2%	38.1%
Companies	192,934	191,482	170,016	0.8%	13.5%
Working Capital (**)	100,961	101,196	91,743	-0.2%	10.0%
BNDES/Onlending	37,669	38,023	34,933	-0.9%	7.8%
Export / Import Financing	19,615	18,318	13,194	7.1%	48.7%
Vehicles	7,663	8,077	8,549	-5.1%	-10.4%
Acquired Payroll Loans	1,732	1,265	1,769	36.9%	-2.1%
Mortgage Loans	6,612	6,100	5,597	8.4%	18.1%
Rural Loans	5,173	5,651	5,369	-8.5%	-3.6%
Argentina/Chile/Uruguay/Paraguay	13,509	12,852	8,862	5.1%	52.4%
Total without Endorsements and Sureties	347,369	345,483	303,656	0.5%	14.4%
Endorsements and sureties	53,150	51,530	41,199	3.1%	29.0%
Total with Endorsements and Sureties	400,519	397,012	344,855	0.9%	16.1%
Private Securities (***)	17,067	15,220	15,598	12.1%	9.4%
Adjusted Total Risk	417,586	412,233	360,453	1.3%	15.9%

(*) Does not consider co-obligation in mortgage loan assignment in the amount of R$495.9 million. If it was considered, this portfolio would have reached R$15,087 million;

(**) Also includes Revolving, Receivables, Hot Money, Leasing, and other;

(***) Includes Debentures, CRI and Commercial Paper.

The portfolio of credits to individuals grew 0.3% from the previous quarter to reach R$154,434 million on March 31, 2012. This growth is primarily attributable to the following increases: 8.5% in mortgage loans, amounting to R$14,591 million; 7.1% in personal loans, totaling R$27,816 million and 5.4% in the own payroll loan portfolio, amounting to R$9,323 million.

The portfolio of credit to companies grew 0.8% in the quarter to R$192,934 million. The changes in this portfolio were driven by the increase in export/import financing of 7.1% to R$19,615 million, mortgage loans, of 8.4%, to R$6,612 million, and our operations in the Southern Cone, of 5.1%, to R$13,509 million, offsetting the reductions seen in vehicles and rural credit portfolios.

Taking into account our fixed income private securities portfolio and the balance of sureties and endorsements, the adjusted balance of our overall credit portfolio amounted to R$417,586 million, a growth of 1.3% from December 31, 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	25

Balance Sheet

Credit Portfolio by Risk Level

On March 31, 2012, the share of credits rated “AA” to “C” in the total portfolio was 90.4%, unchanged from the previous quarter.

Evolution of Loan Portfolio by Risk Level

Credit Portfolio by Business Sector (includes endorsements and sureties)

This quarter, we carried out a review of our portfolio by activity segment, in line with our view of business sectors (see Note 8 to the financial statements). The changes in the portfolio of credit to companies are listed below:

R$ million			Variation
			Mar/12 –
Business Sector	Mar/12	Dec/11	Dec/11
Sugar and alcohol	7,899	7,544	355	4.7%
Agribusiness and fertilizers	12,757	12,668	88	0.7%
Food and beverage	13,222	13,177	45	0.3%
Banks and other financial institutions	8,979	9,359	(380)	-4.1%
Capital assets	8,426	8,453	(27)	-0.3%
Pulp and paper	2,862	2,347	516	22.0%
Electronic and IT	6,335	6,475	(140)	-2.2%
Energy and sewage	10,006	10,196	(190)	-1.9%
Pharmaceuticals and cosmetics	6,168	6,022	147	2.4%
Real estate agents	13,415	12,709	707	5.6%
Entertainment and tourism	3,607	3,493	114	3.3%
Construction material	5,544	5,589	(45)	-0.8%
Steel and metallurgy	10,279	10,034	245	2.4%
Mining	3,767	3,803	(36)	-1.0%
Infrastructure work	6,910	7,034	(124)	-1.8%
Oil and gas	4,151	4,443	(292)	-6.6%
Petrochemical and chemical	7,671	7,969	(298)	-3.7%
Clothing and footwear	5,431	5,750	(319)	-5.5%
Transportation	17,801	17,291	509	2.9%
Vehicles and autoparts	18,751	17,972	779	4.3%
Sundry	66,546	65,810	736	1.1%
Total	240,529	238,139	2,391	1.0%

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are diversified in our credit portfolio. Less than 20% of the credit risk was concentrated in the 100 largest debtors at the end of March 2012. The credit concentration of the 100 largest debtors is as follows:

R$ thousand	Mar/12
		% of
Loan, lease and other credit operations	Risk	Total
Largest debtor	3,296	0.8
10 largest debtors	22,556	5.6
20 largest debtors	37,411	9.3
50 largest debtors	59,058	14.7
100 largest debtors	77,651	19.4

Operations under Renegotiation

Our portfolio of credits under renegotiation, including extended, modified and deferred repayments, amounted to R$16,438 million at the end of the quarter, which represents 4.7% of the total credit portfolio. The increase of 50 basis points in relation to the previous quarter is a result of our collection strategy at the end of the year due to higher available funds arising from the inflow of the 13th monthly salary (year-end payment to employees) into the economy. At the end of the first quarter of 2012, the ratio of the allowance for loan losses to the portfolio renegotiated was 41.1% in the period, a drop of 80 basis points from the previous quarter. The following chart presents the changes in the past few quarters:

The portfolio of operations under renegotiation, includes both renegotiated operations from the portfolio that had already been written off as losses and overdue and renegotiated operations, provided that at least one of their installments had been paid. At the time of the renegotiation of credits that had already been written off as losses, we recognize a provision for the total amount renegotiated that is reversed only when there is a strong indication of the recovery of this credit, thus not generating an immediate result. This result is observable after payments are received on a regular basis for a few months.

The coverage ratio of the allowance for loan losses to 90-day Non-Performing Loans (NPL) in the renegotiated portfolio was 125% on March 31, 2012, for an average NPL of 32.8%, a growth of 110 basis points from the fourth quarter of 2011.

Other and Permanent Assets

In the first quarter of 2012, “Other Assets” increased 19.6% and reached R$127,032 million, which is equivalent to 14.2% of our total assets. This item basically comprises “Asset Portfolio of Foreign Exchange” (see Note 9 to the financial statements), “Tax Credits”, “Taxes and Contributions for Offset” and “Escrow Deposits”.

Our permanent assets, in the amount of R$11,809 million, are represented by “Investments in Brazil and Abroad”, “Fixed Assets” and “Deferred Charges”. This quarter, this account represented 1.3% of total assets and decreased 0.8% in relation to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	26

Balance Sheet

Funding					R$ million
				Variation
				Mar 31,11 -	Mar 31, 12 -
	Mar 31, 12	Dec 31, 11	Mar 31, 11	Dec 31,11	Mar 31,11
Demand Deposits	26,324	28,293	24,724	-7.0%	6.5%
Savings Deposits	68,463	67,145	58,971	2.0%	16.1%
Time Deposits	111,874	130,473	110,473	-14.3%	1.3%
Debentures (Repurchase Agreements)	100,221	107,781	92,123	-7.0%	8.8%
Funds from Bills (1)	37,318	33,587	16,317	11.1%	128.7%
(1) Total - Funding from Account Holders	344,201	367,279	302,608	-6.3%	13.7%
Institutional Clients	26,373	22,073	17,440	19.5%	51.2%
Onlending	34,932	35,459	32,868	-1.5%	6.3%
(2) Total – Funding from Institutional & Account Holders	405,505	424,812	352,916	-4.5%	14.9%
Assets Under Administration	423,205	403,906	381,778	4.8%	10.9%
Technical Provisions for Insurance, Pension Plan and Capitalization	77,830	73,754	63,599	5.5%	22.4%
(3) Total – Clients	906,540	902,472	798,293	0.5%	13.6%
Interbank deposits	8,569	2,066	2,913	314.8%	194.1%
Funds from Acceptance and Issuance of Securities Abroad	10,953	16,931	10,314	-35.3%	6.2%
Total Funds from Clients + Interbank Deposits	926,062	921,469	811,520	0.5%	14.1%
Repurchase Agreements (2)	103,253	74,663	105,042	38.3%	-1.7%
Borrowings	17,142	21,143	18,196	-18.9%	-5.8%
Foreign Exchange Portfolio	49,364	26,182	27,508	88.5%	79.5%
Subordinated Debt	44,984	38,974	35,294	15.4%	27.5%
Collection and payment of Taxes and Contributions	5,837	856	4,918	581.9%	18.7%
Free Assets (3)	62,579	61,179	55,583	2.3%	12.6%
Free Assets and Other	283,159	222,997	246,540	27.0%	14.9%
Total Funds (Free, Raised and Managed Assets)	1,209,221	1,144,466	1,058,061	5.7%	14.3%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures. (3) Stockholders’ Equity + Minority Interests - Permanent Assets.

On March 31, 2012, total funds from clients and interbank deposits amounted to R$926,062 million, increasing R$4,593 million from the last quarter of 2011. The main drivers were increases of: R$19,299 million in funds obtained through assets under administration, R$3,731 million in funds from notes, R$6,503 million in interbank deposits and R$5,077 million in institutional clients. These increases were partially offset by the reduction of R$18,599 million in time deposits and R$5,978 million in foreign borrowings through securities.

Under Brazilian legislation, debentures issued by our leasing company are classified as deposits received under securities repurchase agreements. Upon their acquisition by the Bank, which is the conglomerate’s leading institution, the debentures are traded with the same characteristics as those of CDBs and other time deposits and, therefore, they are included in total deposits from account holders. In the first quarter of 2012, this type of funding totaled R$109,415 million, including institutional clients.

Total funds (free, raised and managed assets) amounted to R$1.21 trillion on March 31, 2012, an increase of R$ 64,755 million when compared to December 2011, mainly driven by the growth of funds obtained from clients and foreign exchange portfolio of R$23,182 million, which was partially offset by a decrease of R$4,001 million in borrowings.

In the last 12 months, we highlight the increase of R$114,545 million in funds obtained from clients together with interbank deposits and foreign borrowings through securities, mainly due to the increase in investment funds and managed portfolios, funds from notes and debentures. Total funds (free, raised and managed assets) grew R$151,160 million, driven by this increase in funds obtained from clients.

Funds from clients(1)	R$ million

(1) Includes institutional clients in the proportion of each type of product invested by them.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	27

Balance Sheet

Ratio between Credit Portfolio and Funding

						R$ million
				Variation
				Mar 31,11 -		Mar 31, 12 -
	Mar 31, 12	Dec 31, 11	Mar 31, 11	Dec 31,11		Mar 31,11
Funding from Clients + Account Holders	405,505	424,812	352,916	-4.5%		14.9%
Funds from Acceptance and Issuance of Securities Abroad	10,953	16,931	10,314	-35.3%		6.2%
Borrowings	17,142	21,143	18,196	-18.9%		-5.8%
Other (1)	24,099	17,716	18,446	36.0%		30.6%
Total (A)	457,699	480,601	399,872	-4.8%		14.5%
(-) Reserve Required by BACEN	(88,104)	(108,183)	(93,111)	-18.6%		-5.4%
(-) Cash (Currency) (2)	(10,551)	(10,633)	(11,762)	-0.8%		-10.3%
Total (B)	359,044	361,785	294,999	-0.8%		21.7%
Loan Portfolio (C) (3) (4)	347,369	345,483	303,656	0.5%		14.4%
C/A	75.9%	71.9%	75.9%	400	bps	0	bps
C/B	96.7%	95.5%	102.9%	130	bps	-620	bps
(1) These comprise installments of subordinated debt that are not included in Tier II Referential Equity.

(2) Includes cash, bank deposits in institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The credit portfolio balance does not include endorsements and sureties.

(4) It does not consider the balance of R$495.9 million on March 31, 2012 related to the co-obligation of mortgage loan assignment carried out in the fourth quarter of 2011.

The ratio of the credit portfolio to funding before deducting compulsory deposits and cash and cash equivalents reached 75.9% in March 2012 compared to 71.9% in December 2011, returning to the range between 73% and 76% seen before the fourth quarter of 2011. If we take into consideration the compulsory deposits and cash and cash equivalents, this ratio reached 96.7% in March 2012 versus 95.5% in December 2011.

As of this quarter of 2012, a part of the funds that were previously intended for compulsory deposits started to be used in the purchase of credit portfolios, interbank deposits and other investments of financial institutions with a referential equity that is lower than R$ 2.2 billion, the so-called small and medium sized banks, due to the change in the criteria for the remuneration on compulsory deposits determined by Circular No. 3,569/11 and Circular No. 3,576/12 of the Central Bank of Brazil.

Ratio between Loan Portfolio and Funding

(*) Gross funding, disregarding the deductions of compulsory deposits and cash and cash equivalents.

External Funding (1)

The table below highlights the main issuances of Itaú Unibanco abroad in effect on March 31, 2012									US$ million
		Balance at			Exchange	Balance at		Maturity
Instrument	Issuer	Dec 31,11	Issuances	Amortization	Variation	Mar 31,12	Issue Date	Date	Coupon %p.y.
Fixed Rate Notes(2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF(6) + 3,79%
Fixed Rate Notes(3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(6) + 3,44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	3/30/2015	Libor (7) + 1,25%
Floating Rate Notes(4)	IBBA International	78			2	80	12/22/2005	12/22/2015	Euribor(8) + 0,55%
Medium Term Notes(5)	IBBA Nassau	206			6	212	5/30/2007	5/30/2012	9.21%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes(9)	Banco Itaú Holding Cayman	267			8	274	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman		550			550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman		1,250			1,250	3/19/2012	3/19/2022	5.65%
Other Notes(10)		3,733	329	(169)		3,894
Total		7,622	2,129	(169)	16	9,599

(1) Balance refers to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuances dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuances dates to 100 million and 300 million, respectively; (5) Amounts in US$ equivalent on the date to R$387 million; (6) Development Financial Unit; (7) 180-day Libor; (8) 90-day Euribor; (9) Amounts in US$ equivalent on the date to R$500 million; (10) Structured Notes.

On March 31, 2012, funds obtained abroad totaled US$9,599 million, an increase of US$1,977 million from the previous quarter (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	28

Balance Sheet by Currency (*)

We adopt an exchange risk management policy that is associated with our asset and liability positions, primarily intended to prevent impacts on consolidated results from fluctuations in exchange rate parities

The Brazilian tax legislation determines that exchange rate variation gains and losses on permanent foreign investments shall not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. In order to offset such discrepancy we maintain an extra sold position (overhedge).

The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On March 31, 2012, the net exchange position (named extra sold position) was a liability of US$ 9,670 million.

Assets | Mar 31, 2012

					R$ million
		Business in Brazil
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Cash and Cash Equivalents	10,551	6,775	5,256	1,519	4,661
Short - Term Interbank Deposits	144,399	131,251	130,741	510	13,658
Securities	201,616	181,423	181,203	220	53,502
Loans	347,369	296,993	285,942	11,051	61,377
(Allowance for Loan Losses)	(25,951)	(25,272)	(25,272)	-	(679)
Other Assets	207,049	170,277	156,933	13,344	49,547
Foreign Exchange Portfolio	49,092	17,012	4,788	12,223	43,690
Other	157,956	153,265	152,144	1,120	5,857
Permanent Assets	11,809	35,820	10,856	24,964	953
Total Assets	896,842	797,266	745,658	51,608	183,019
Derivatives 3 Purchased Positions				58,500
Total Assets After Adjustments (a)				110,108

Liabilities and Equity | Mar 31, 2012

					R$ million
		Business in Brazil
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Deposits	231,345	175,366	175,160	206	60,245
Funds Received under Securities Repurchase Agreements	212,668	202,937	202,937	-	9,731
Funds from Acceptances and Issue of Securities	49,336	68,245	38,369	29,876	10,190
Borrowings and On Lendings	52,074	47,585	35,421	12,164	15,858
Interbank and Interbranch Accounts	9,331	9,176	7,459	1,718	155
Derivative Financial Instruments	7,623	6,241	6,241	-	2,113
Other Liabilities	181,405	135,488	125,119	10,369	58,930
Foreign Exchange Portfolio	49,364	17,188	7,360	9,829	43,785
Other	132,041	118,300	117,760	540	15,145
Technical Provisions of Insurance, Pension Plans and Capitalization	77,830	77,803	76,841	962	27
Deferred Income	843	754	490	264	89
Minority Interest in Subsidiaries	1,904	1,188	1,188	-	717
Stockholders' Equity of Parent Company	72,484	72,484	72,484	-	24,964
Capital Stock and Reserves	69,059	69,059	69,059	-	24,515
Net Income	3,426	3,426	3,426	-	449
Total Liabilities and Equity	896,842	797,266	741,708	55,558	183,019
Derivatives 3 Sold Positions				72,169
Total Liabilities and Equity After Adjustments (b)				127,727
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(17,619)
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(9,670)

(*) Does not consider eliminations of operations between local and foreign business units.

Assets and liabilities denominated in foreign currencies

We present below the net foreign exchange position, a liability position at a higher volume than the balance of the hedged assets (overhedge), which, when considering the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the low exposure to exchange variations.

R$ million
Balance Sheet
Investments Abroad	24,964
Net Foreign Exchange Position (Except Investments Abroad)	(42,583)
Total	(17,619)

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	29

Risk Management

Risk Management

Itaú Unibanco regards risk management an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to its stockholders.

The process of risk management permeates the entire institution and has the full involvement of the Senior Management and Board of Directors, which, through Superior Committees and Committees, determines the overall objectives that are measured as targets and limits to the risk management business units. The control units, in turn, support the bank’s management by means of monitoring procedures and risk analysis.

For additional information about risk management structure, we recommend you consult the Investor relations web site at www.itau-unibanco.com.br/ri >> Corporate Governance >> Risk Management Risk Circular 3,477.

Credit Risk

Our credit risk management aims to create value to its stockholders in order to yield returns higher than the minimum value adjusted to the risk of each business.

The credit risk control is centralized, carried out by an independent executive area responsible for preparation of corporate guidelines for credit risk control, evaluation of credit policies, assessment of the calculation of the parameters of the portfolio’s risk and return and determination of rules and follow up of allowance for loan losses. Itaú Unibanco’s centralized process for validating and approving credit policies and models ensures the timing of credit actions and the optimization of business opportunities.

The loan portfolio, including sureties and endorsements, amounted to R$ 400,519 million on March 31, 2012, growing 0,9% quarter-on-quarter. The balance of the allowance for loan and lease losses reached R$ 25,951 million.

Operational Risk

Our operational risk management structure in the whole organization establishes procedures for identifying, assessing, mitigating, monitoring and reporting operational risks, as well as the roles and responsibilities of the bodies that participate in this structure.

Liquidity Risk

The liquidity risk management aims at using the best practices in order to ensure liquidity to support potential output resources in a market stress scenario, as well as ensure the compatibility between funding resources and deadlines and asset liquidity. We have a structure dedicated to improve monitoring, control and analyses by applying models of statistical and economic/ financial forecasts of the variables that impact cash flows and the level of local and foreign currency reserve.

The ratio of credit portfolio to funding before deducting compulsory deposits and cash equivalents reached 75.9% in March, 2012, compared to 71.9% in December, 2011, returning to the rate 73% and 76% observed on the fourth quarter of 2011.

Market Risk

Our strategy is aimed at balancing corporate business goals, taking into account the political, economic and market conditions, market risk portfolio of the institution and expertise to operate in specific markets. The market risk control is based on a comprehensive and complementary use of methodologies as well as quantitative tools to estimate, monitor and manage risks, in line with best market practices.

VaR of Itaú Unibanco

The table showing the Consolidated Global VaR provides an analysis of the exposure to market risk faced by the portfolios of Itaú Unibanco and its foreign subsidiaries, and also demonstrates where there are higher concentrations of market risk.

In this quarter we maintained our conservative management and portfolio diversification, keeping our policy of operating within lower limits in relation to our capital.

The observed reduction in values compared to the last quarter is due to a decrease in the volatility and to a reduction in our positions.

VaR by Risk Factor		R$ million
	Mar 31, 12	Dec 31, 11
Itaú Unibanco
Interest rate	109.2	114.8
Foreign exchange linked interes	20.7	23.6
Foreign exchange	27.3	29.0
Prices index linked interest rate	27.0	21.1
Equities	8.0	4.4

Itaú Unibanco Foreign Units
Banco Itaú BBA International	1.8	1.5
Banco Itaú Argentina	2.5	3.7
Banco Itaú Chile	9.2	5.3
Banco Itaú Uruguay	1.2	0.7
Banco Itaú Paraguay	0.3	0.2

Diversification effect	(64.7)	(53.4)

Global VaR	142.5	150.9

Maximum VaR	181.7	278.5

Average VaR	154.3	198.1

Minimum VaR	135.1	134.4

Adjusted for tax effects. VaR refers to the maximum potential loss for a day, with 99% confidence level.

Volatilities and correlations are estimated based on a methodology that confers higher weight to the most recent information.

Evolution of Itaú Unibanco's Value at Risk

Sufficiency of Capital

Itaú Unibanco maintains proper levels of Referential Equity in relation to the Required Referential Equity, which is a regulatory minimum requirement. We compare, on a systematic basis, this minimum requirement with our internal estimates of required economic capital and we concluded that it is, in aggregate, sufficient to cover the risks incurred, including those that are not directly covered in the Required Referential Equity.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	30

Capital Ratios (BIS)

Solvency Ratios | Economic-Financial Consolidated						R$ million
				Variation
				Mar/12 -		Mar/12 -
	Mar 31,12	Dec 31,11	Mar 31,11	Dec/11		Mar/11
Stockholder´s Equity of Parent Company	72,484	71,347	63,731	1,137		8,754
(-) Intangible	(3,935)	(3,810)	(2,891)	(125)		(1,044)
(=) Tangible Equity (A)	68,549	67,538	60,840	1,012		7,710
(=)Adjusted Risk-weighted Exposure (B)	584,827	568,693	512,616	16,134		72,211
Ratios (%)
BIS (Referential Equity / Total exposure weighted by risk)	16.1	16.4	16.1	-30	bps	0	bps
Tier I	12.5	12.6	12.7	-10	bps	-20	bps
Tangible Capital (A) / ((B) (-) Intangible asset not eliminated in the weighting)	11.8	11.9	11.9	-10	bps	-10	bps

On March 31, 2012, stockholders' equity of the parent company totaled R$ 72,484 million, an increase of R$ 1,137 million in relation to December 31, 2011.

The BIS ratio reached 16.1%, with a 30 basis point decrease when compared to December 31, 2011, mainly due to the effect of the decrease in stockholders’ equity of approximately R$1,847 million, arising from the supplementary payment of interest on capital on March 13, 2012 and to the implementation of the new systems for the calculation of the portions related to market risk (Circular 3,568/ BACEN). This change was also influenced by the higher proportion of subordinated debt with terms shorter than five years, which is no longer included in the Referential Equity.

On April 13, 2012, the Central Bank of Brazil approved the inclusion of subordinated treasury bills in the amount of R$ 711 million to make up the Referential Equity Tier II. Considering other issuances in the amount of R$ 860 million which are pending approval, the amount of additional subordinated issues totals R$ 1,571 million. Should this amount be taken into account, our BIS ratio would be 16.4% (a 30 basis point increase).

The breakdown of the BIS ratio, including the Tangible Equity Ratio(*) is presented below.

Solvency Ratios

(*) The Tangible Common Equity – TCE is defined internationally as equity less intangible assets, goodwill and preferred shares. In Brazil, preferred shares essentially fulfill the role of capital and, therefore, were not excluded. We point out that the tax credits were not excluded for this calculation and, therefore, do not represent the concept of core capital introduced by the Basel Pillar III.

Note: The Basel ratio of the financial system consolidated (another criterion used by the Central Bank of Brazil) reached 15.6% on March 31, 2012.

The difference between the Basel ratios of the financial conglomerate and the economic-financial consolidated (CONEF) arises from the inclusion of non-financial subsidiary companies of its economic-financial, the funds of which, when necessary, may be distributed to financial companies, through the payment of dividends/JCP (interest on own capital) or corporate reorganization.

Referential Equity | Economic-Financial Consolidated								R$ million
							Variation
							mar/12 –	mar/12 –
	Mar 31,12		Dec 31,11		Mar 31,11		dec/11	mar/11
Referential Equity Tier I	72,860	77.6%	71,601	76.9%	65,151	79.2%	1,258	7,709
Referential Equity Tier II (*)	21,092	22.4%	21,510	23.1%	17,158	20.8%	(418)	3,934
Referential Equity	93,951		93,111		82,308		840	11,643

(*) Consider the Preferred shares with clause of redemption and the exclusion of borrowing instruments issued by financial institutions and adjustment to market value— securities and derivative.

On March 31, 2012, our Referential Equity reached R$ 93,951 million, an increase of R$ 840 million when compared to December 31, 2011, despite the effect of the decrease in stockholders’ equity arising from the supplementary payment of interest on capital and the higher proportion of subordinated debt with terms shorter than five years. The Referential Equity increased R$11,643 million when compared to the same period of the previous year.

The ratio between Tier I and Referential Equity reached 77.6%, a 70 basis point increase when compared to December 31, 2011.

Subordinated Debt and Referential Equity Tier II | Mar 31, 2012

							R$ million
	Maturities
	< 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB	13,337	188	4,657	4,266	1,316	-	23,764
Financial Treasury Bills	-	-	-	-	4,301	5,885	10,186
Euronotes	-	-	-	-	-	6,047	6,047
Eurobonds	-	-	-	-	-	-	-
Subordinated Debt	13,337	188	4,657	4,266	5,617	11,932	39,997
Subject to approval - Central Bank of Brazil (*) and Other	-	-	-	216	-	4,772	4,987
Subordinated Debt - Total	13,337	188	4,657	4,481	5,617	16,704	44,984
(*) Subordinated debt that does not make up the Tier II Referential Equity.
Subordinated Debt (part of Referential Equity Tier II)	-	38	1,863	2,559	4,493	11,932	20,885

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	31

Capital Ratios (BIS)

Exposure by Risk

					R$ million
				Variation
				Mar/12 -	Mar/12 -
	Mar 31,12	Dec 31,11	Mar 31,11	Dec/11	Mar/11
Exposure weighted by credit risk (EPR)	526,233	523,898	471,993	2,335	54,240
Portion required for credit risk coverage (PEPR = 0.11x(EPR))	57,886	57,629	51,919	257	5,966
FPR at 20%	355	349	347	6	8
FPR at 35%	175	164	87	11	88
FPR at 50%	4,598	4,672	4,203	(74)	395
FPR at 75%	13,585	13,587	13,070	(2)	515
FPR at 100%	35,996	35,392	32,912	604	3,084
FPR at 150%	1,427	1,568	-	(141)	1,427
FPR at 300%	1,438	1,467	1,045	(29)	392
Derivatives – potential future gain	313	431	256	(118)	57
Portion required for operational risk coverage (POPR)	4,394	3,851	3,435	543	959
Portion required for market risk coverage	2,051	1,076	1,033	975	1,017
Operations subject to interest rate variation (PJUR)	1,828	965	695	863	1,133
Operations subject to commodity price variation (PCOM)	112	72	185	40	(73)
Operations subject to stock price variation (PACS)	111	39	154	72	(43)
Total exposure weighted by risk (Risk Weight Assets - RWA) [EPR+(1/0.11x(OperationalRisk+MarketRisk)]	584,827	568,693	512,616	16,134	72,211

The total exposure weighted by risk amounted to R$ 584,827 million as of March 31, 2012, representing an increase of R$ 16,134 million as compared to December, 2011, mainly due to the increase of R$ 975 million in the portion required for market risk coverage, influenced by the implementation of the new calculation systems (Circular 3,568/ BACEN).

The amount required for credit risk coverage increased by R$ 257 million as compared to December 31, 2011.

Pursuant to Brazilian Central Bank Circular Letters 3,383 and 3,476, the portion required for operational risk is recalculated every six months. In March 2012, this portion reached R$ 4,394 million, presenting an increase of R$ 543 million from December 31, 2011.

Evolution of the composition of the risk weighted exposure

Composition of the portion to cover credit risk (PEPR = 0.11x(EPR))

ROA - Risk Adjusted

				1stQ/12 x		1stQ/12 x
	1stQ/12	4thQ/11	1stQ/11	4thQ/11		1stQ/11
ROA - Return on Assets (A)	1.6%	1.8%	1.9%	-20	bps	-30	bps
Return on Average Risk Weight Assets / Average Assets (B)	66.0%	67.6%	67.6%	-160	bps	-160	bps
ROA Risk Adjusted (A/B)	2.5%	2.6%	2.8%	-10	bps	-30	bps

On March 31, 2012, the annualized recurring return on average assets reached 1.6%, a 20 basis point decrease in relation to December 31, 2011.

The relationship between the exposure weighted by credit, operational and market risks and the average total assets reached 66.0% on March 31, 2012 compared to 67.6% on December 31, 2011, a decrease of 160 basis points.

As a consequence, the risk-adjusted ROA, which considers the return and total assets weighted for capital allocation requirements, was 2.5% on March 31, 2012, representing a 10 basis point decrease from December 31, 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	32

Ownership Structure

The management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Stock Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of March 31, 2012:

Number of Shares | Itaú Unibanco Holding S.A.	In thousands

	Common Shares	Non-Voting Shares	Total
Balance of Shartes	2,289,286	2,281,650	4,570,936
Treasury Shares	2	50,831	50,833
Total Shares (-) Treasury	2,289,284	2,230,819	4,520,103

The organization chart below summarizes the current ownership structure on 03/31/2012:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	33

Performance in the Stock Market

Performance in the Stock Market | 1st Q/12

Our voting and non-voting shares were traded on all BM&FBOVESPA’s sessions in 2012. Additionally, our non-voting shares are included in all stock exchange indexes where financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-
	voting	Common
	Shares	Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 03/31/2012	34,93	30,30	19,19
Maximum price in quarter*	38,94	33,30	22,00
Average price in quarter	36,40	30,88	20,67
Minimum price in quarter**	27,63	27,63	18,51
Closing Price at 12/31/2011	33,99	27,01	18,56
Maximum price in the last 12 months	39,47	33,30	24,72
Average price in the last 12 months	33,61	28,70	19,97
Minimum price in the last 12 months	25,15	21,51	14,47
Closing Price at 03/31/2011	38,90	32,09	24,05
Change in the last 12 months	-10,2%	-5,6%	-20,2%
Change in 1st Q/12	2,8%	12,2%	3,4%
Average daily trading financial volume - last 12 months (million)	275	7	273
Average daily trading financial volume in 1st Q/12 (million)	272	7	235

* prices on 03/16/12 for non-voting shares, common shares on 03/19/12 and ADRs on 03/02/12

** prices on 01/02/12 for non-voting shares and common shares and 01/05/12 for ADRs.

Price / Earnings *

(*) Closing price at the period-ended / Book Value per share

Price / Book Value *

(*) Closing price at the period-ended / Book Value per share

Annoucements to the Market | 1st Q/12

On March 30, 2012, we filed the Form 20-F for 2011 with Securities and Exchange Commission (SEC).

The preparation and publication of this document is required from us since we maintain an ADR program at the New York Stock Exchange (NYSE).

This Form comprises general information on the bank and, for the first time, is presented together with the financial statements under IFRS.

The document is available on the Investor Relations website: www.itau-unibanco.com/ir > Financial Information > SEC Filings > 2011.

Market Capitalization (*) vs. Ibovespa Index

As of March 31, 2012, our market capitalization was R$158,204 million. When compared to 2001, our market capitalization growth was 8.1 times, while Ibovespa grew 4.8 times.

According to the values extracted from Bloomberg, as of March 31, 2012, we were the 10th in the ranking of banks by global market capitalization.

(*) Average price of non-voting shares (the most liquid) at the last trading day of the period x total shares outstanding.

Market Consensus

Main market analysts periodically issue their recommendations on shares subject to their analysis. These recommendations help a number of investors to select the best option in which to invest.

Based on information provided by Bloomberg and Thomson Analytics, on April 13, we reproduce in the table below the recommendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	11	14
Hold	5	5
Sell	1	1
Number of Analysts	17	20

Based on Bloomberg data, 16 analysts published their target price estimates for Itaú Unibanco’s shares in 2012. The average target price disclosed by the analysts is R$43.82. If we consider the closing price of March 31, there is a 25.5% growth potential of the share price for the period.

Agenda

The Investor Relations area makes our corporate calendar available in our website (www.itau-unibanco.com/ir).

Find below the upcoming scheduled events.

Disclosure of Fianancial
Results	Statements	Teleconference
1st Q2012	Apr - 24	Apr - 25
1st Sem.2012	Jul - 24	Jul - 25
3rd Q 2012	Oct -23	Oct -24

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	34

Tender Public Offer (OPA)- Redecard

On February 7, we informed the market our intention to acquire shares from the non-controlling stockholders of Redecard S.A. (“Redecard”) and cancel its registration as a public-held company. Among other reasons, the OPA arises from the vision that the market in which Redecard is operating has been through significant regulatory, competitive and technology changes, making it more efficient that the business currently conducted by the company may be carried out together with the financial operations and services performed by us. The draft of the OPA call notice is available on the CVM website, as well as the appraisal report of Redecard’s shares for its economic value, prepared by the specialized company N M Rothschild & Sons (Brasil) Ltda.

The offered price will be R$35.00 per share, payable in cash, conditioned on (i) acceptance or (ii) express agreement with the voluntary delisting of more than 2/3 of the Company’s free float, thus understood as shares comprising the free float of the Company held by stockholders that have expressly agreed to the delisting of the Company or have qualified for the OPA auction (“Auction”), pursuant to article 16, II of CVM Instruction No.361/02.

If this level of minimum acceptance is not reached in the Auction, the OPA will not be concluded, under which circumstances Redecard will remain registered with the CVM as a publicly-held company subject to the differentiated practices of corporate governance required by the Novo Mercado Regulations of BM&FBOVESPA S.A..– Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

On April 16, 2012, we held a teleconference with analysts, investors and other people interested in the Redecard’s OPA in order to solve any doubts that may arise about the offer. The teleconference presentation is available on the Investor Relations website (www.itauunibanco.com/ir > Presentations > Teleconference).

Market Relations

On February 13, we held our second Itaú Unibanco Investors’ Day meeting. Focused on research analysts and institutional investors, the meeting featured our CEO, Roberto Setubal, and some of our main executives. Each presentation was followed by a Q&A session with the executives.

We started the 2012 Apimec Meeting Cycle on April 3, 2012 in Curitiba. Our first Apimec meeting was held during the financial education fair Expo Money, strengthening our relationship with individual investors and had 300 participants, which was 21% higher than in 2011. In 2012, 22 meetings will be held all over Brazil.

During the Expo Money Curitiba, focused on financial education, several mini-lectures were conducted at our stand and approximately one thousand stocks and shares guides were distributed to individual investors. We will be present in 13 editions of the Expo Money fair this year.

APIMEC Meetings | 2ndQ 2012
Fortaleza *	Apr-26
Salvador *	May-09
Ribeirão Preto*	May-19
Recife *	May-29
Porto Alegre	Jun- 06
Belo Horizonte	Jun- 12
Brasília	Jun- 13
Rio de Janeiro	Jun- 14
Fortaleza	Jun- 20
Goiânia *	Jun- 22
Florianópolis *	Jun- 27

* Held on Expo Money fairs

Non–voting Shares (PN) Appreciation

The chart below shows the evolution of R$100 invested on March 31, 2001 through March 31, 2012, by comparing our quotations, with and without reinvestment of dividends, to the performance of Ibovespa and CDI (Interbank Deposit Certificate). With an average growth of 22% p.y., our non-voting shares with dividends reinvested appreciated above Ibovespa, CDI.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	35

Annual and Extraordinary Stockholders' Meeting

The information on the ASM and ESMs held on April 20, 2012 has been made available on our Investor Relations website (www.itau-unibanco.com/ir > Financial Information > CVM Instruction 480/481) and include the topics resolved in the meetings, the Call Notice and the items related to the Reference Form of CVM Instruction No. 480.

The following topics were resolved:

i) change of the Stock Option Plan;

ii) election of members to the Board of Directors and Fiscal Council, and the amount allocated to the compensation of their members;

iii) allocation of net income for 2011;

iv) change and consolidation of the Bylaws

The Annual Stockholders’ Meeting of April 20, 2012 resolved on and approved the election of the Board of Directors’ members with term of office of one year, with new members Messrs. Demosthenes Madureira de Pinho Neto (former Director of International Affairs of the Central Bank of Brazil and former Executive Director of Itaú Unibanco), Nildemar Secches (Chairman of the Board of Directors of BRF – Brasil Foods and former Chief Executive Officer of Perdigão) and Pedro Pullen Parente (Chief Executive Officer of Bunge Brasil and former State Minister).

Online Stockholders’ Meeting

In order to encourage the attendance of stockholders at the general meetings, we implemented an electronic plataform which is available on our Investor Relations website (www.itau-unibanco.com/ir), enabling stockholders to exercise their voting rights at a distance and in advance.

The system enabled the vote through online proxy by means of a digital certificate which facilitates the stockholders access to the information of the topics presented for voting.

New Techonology Center

We announced the construction of a new modern Technology Center in the city of Mogi Mirim, state of São Paulo, to support continuously increasing data-processing volumes. The project involves the acquisition of land and construction works, with a total investment of approximately R$800 million. The main purposes and characteristics of this construction are:

•	centralizing the technology operations;

•	Improving the structure for the medium and long-term growth of our business;

•	60,000 square meters of floor area;

•	approximately 400 direct employees expected on site; and

•	completion scheduled for 2014.

Increase in Monthly Dividends

On February 6, 2012, we announced the 25% increase in the amount of monthly dividends paid to stockholders, from R$0.012 to R$0.015 per share beginning upon the payment made last April 2.

Awards

New Economy Sustainable Finance Awards

We were the winner in two categories of the award organized by the New Economy magazine, as follows: the most sustainable banking group in Brazil in 2011 and the most sustainable investment manager in Brazil in 2011.

Best Trade Finance Bank in Brazil

For the fourth consecutive year, we won the Best Trade Finance Bank in Brazil award, organized by Global Finance. The award elects the banks offering the best products and conditions for trade finance.

Best Equity House of the Year and Deals of the Year 2011

We were acknowledged by Latin Finance for variable-income issues and merger & acquisition operations carried out in 2011.

Best Managed Companies in Latin America

For the sixth consecutive time, we were granted this award by Euromoney magazine. We were still awarded in two other categories: “Banks and Financial Services” and “Best Institution in Corporate Governance”.

Subsequent Event

On April 20, 2012, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), through its subsidiary IPI - Itaúsa Portugal Investimentos, SGPS, Lda. (“IPI”), disposed its full interest, equal to 18.87% in the capital of Banco BPI, S.A. (“BPI”) to Caixabank, S.A., a company that is an integral part of the La Caixa Group.

As a result of this operation, La Caixa will pay Itaú Unibanco approximately € 93 million (ninety-three million Euros).

This operation have a positive impact of approximately R$ 100 million in the consolidated stockholders’ equity and a negative non-recurring effect of approximately R$ 200 million in net income. These effects will be recorded in the 2nd quarter of 2012. The operation is dependent upon approval by the Banco de Portugal.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	36

analysis of segments

Itaú Unibanco Holding S.A.

1st quarter of 2012
Management Discussion & Analysis

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	38

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income for the year are based on managerial information from the business units.

The Activities with the Market + Corporation column presents the result from excess of capital, excess of subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity in the earnings of companies that are not linked to any segment, as well those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Allocated Capital

Impacts related to capital allocation are considered in the Pro Forma financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

As from January 2011, the economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment, which now considers, in addition to allocated capital Tier I, the allocated capital Tier II (Subordinated Debt) and the effects of the calculation of expected credit losses, additional to that required by the Brazilian Central Bank Circular No. 2,682/99 of the CMN.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk, and insurance underwriting risk, when applicable.

Based on this measure of capital, we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks assumed.

Income Tax Rate

As from the first quarter of 2011, we began to consider the income tax rate of 40%, net of the tax effect of the payment of interest on own capital, for the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market. The difference between the amount of income tax determined by segment and the amount of the effective income tax, as indicated in the consolidated financial statement, is allocated to the Activities with the Market + Corporation segment column.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	39

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On March 31, 2012					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	636,707	100,992	183,176	86,759	885,032
Cash and Cash Equivalents	10,117	-	435	-	10,551
Short-term Interbank Investments	185,854	-	23,158	3,741	144,399
Short-term Interbank Deposits in the Market	155,105	-	(0)	3,741	144,399
Short-term Interbank Deposits in Intercompany (*)	30,749	-	23,158	-	-
Securities and Derivative Financial Instruments	155,219	0	45,866	33,664	201,616
Interbank and Interbranch Accounts	74,582	4	5,449	-	80,017
Loan, Lease and Other Credit Operations	146,116	101,567	97,081	2,606	347,369
(Allowance for Loan Losses)	(12,562)	(7,589)	(730)	(13)	(20,893)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	77,380	7,010	11,917	51,820	127,032
Foreign Exchange Portfolio	28,472	-	11,041	29,028	49,092
Others	48,909	7,010	876	22,792	77,939
Permanent Assets	7,628	1,397	1,084	1,700	11,809
Total Assets	644,335	102,389	184,260	88,459	896,842
Liabilities and Equity
Current and Long-Term Liabilities	611,478	90,381	173,367	68,986	821,611
Deposits	197,893	16	65,907	16,244	231,345
Deposits from Clients	182,497	16	35,158	16,244	231,345
Intercompany deposits (*)	15,395	-	30,749	-	-
Deposits Received under Securities Repurchase Agreements	110,320	70,302	45,116	9,666	212,668
Securities Repurchase Agreements in the Market	102,557	70,302	32,335	9,666	212,668
Securities Repurchase Agreements - Intercompany (*)	7,763	-	12,780	-	-
Funds from Acceptances and Issue of Securities	69,454	-	5,744	-	49,336
Interbank and Interbranch Accounts	6,722	18	2,608	-	9,331
Borrowings and Onlendings	21,143	3,310	28,881	-	52,074
Derivative Financial Instruments	5,310	-	6,321	-	7,623
Other Liabilities	122,807	16,735	18,791	43,076	181,405
Foreign Exchange Portfolio	28,724	-	11,060	29,028	49,364
Subordinated Debt and Other	94,083	16,735	7,731	14,048	132,041
Technical Provisions for Insurance, Pension Plans and Capitalization	77,830	-	-	-	77,830
Deferred Income	698	-	145	-	843
Minority Interest in Subsidiaries	-	-	-	1,904	1,904
Economic Allocated Capital - Tier I (**)	32,159	12,008	10,748	17,569	72,484
Total Liabilities and Equity	644,335	102,389	184,260	88,459	896,842

(*) The Intercompany operations were eliminated in the Consolidated.

(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution as to amount to the net equity.

Pro Forma Income Statement by Segment | 1st Quarter of 2012					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Operating Revenues	13,123	3,449	1,893	1,469	19,914
Managerial Financial Margin	8,537	2,053	1,357	1,357	13,307
Banking Service Fees and Income from Banking Charges	2,960	1,405	562	85	5,003
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,468	(12)	5	0	1,461
Other Operating Income	99	11	(39)	-	57
Equity in earnings of affiliates and Other investments	52	-	3	26	81
Non-operating Income	7	(8)	5	0	4
Loan and Retained Claims/ Losses net of Recovery	(3,948)	(1,253)	(26)	(77)	(5,304)
Expenses for Allowance for Loan Losses	(4,366)	(1,531)	(79)	(55)	(6,031)
Income from Recovery of Credits Written Off as Losses	883	279	53	(22)	1,192
Retained Claims	(465)	-	-	-	(465)
Operating Margin	9,175	2,197	1,867	1,393	14,610
Other Operating Income/(Expenses)	(6,771)	(1,749)	(785)	(128)	(9,440)
Non-interest Expenses	(5,851)	(1,521)	(688)	(86)	(8,153)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(673)	(229)	(97)	(42)	(1,041)
Selling Expenses From Insurance	(246)	-	-	-	(246)
Income before Tax and Profit Sharing	2,404	447	1,082	1,265	5,170
Income Tax and Social Contribution	(751)	(86)	(361)	(211)	(1,408)
Profit Sharing	(26)	(5)	5	(1)	(28)
Minority Interests in Subsidiaries	-	-	-	(219)	(191)
Recurring Net Income	1,627	357	727	834	3,544
(RAROC) – Return on Average Tier I Allocated Capital	21.4%	13.2%	27.5%	17.4%	20.0%
Efficiency Ratio (ER)	49.0%	47.2%	38.3%	6.0%	44.5%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	40

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On December 31, 2011

					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	563,377	100,318	190,433	113,521	839,422
Cash and Cash Equivalents	10,288	-	346	0	10,633
Short-term Interbank Investments	165,285	-	30,448	4,396	116,082
Short-term Interbank Deposits in the Market	136,476	-	0	4,396	116,082
Short-term Interbank Deposits in Intercompany (*)	28,809	-	30,448	-	-
Securities and Derivative Financial Instruments	104,170	0	50,263	68,577	187,880
Interbank and Interbranch Accounts	92,032	4	6,901	0	98,923
Loan, Lease and Other Credit Operations	147,740	99,600	96,154	1,989	345,483
(Allowance for Loan Losses)	(13,225)	(6,643)	(836)	(9)	(20,713)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	57,087	7,357	7,157	43,626	106,193
Foreign Exchange Portfolio	16,381	-	6,694	10,660	26,450
Others	40,706	7,357	463	32,967	79,743
Permanent Assets	7,938	1,135	1,187	1,650	11,909
Total Assets	571,315	101,453	191,620	115,171	851,332
Liabilities and Equity
Current and Long-Term Liabilities	541,996	91,819	181,095	90,723	777,407
Deposits	209,698	27	81,208	7,168	242,636
Deposits from Clients	185,713	27	52,399	7,168	242,636
Intercompany deposits (*)	23,985	-	28,809	-	-
Deposits Received under Securities Repurchase Agreements	58,550	71,669	33,374	56,940	188,819
Securities Repurchase Agreements in the Market	52,088	71,669	10,343	56,940	188,819
Securities Repurchase Agreements - Intercompany (*)	6,463	-	23,031	-	-
Funds from Acceptances and Issue of Securities	68,559	-	12,158	0	51,557
Interbank and Interbranch Accounts	1,243	18	2,802	(0)	4,048
Borrowings and Onlendings	23,735	3,026	30,761	(0)	56,602
Derivative Financial Instruments	4,377	-	5,436	(0)	6,807
Other Liabilities	102,079	17,079	15,357	26,615	153,183
Foreign Exchange Portfolio	16,374	-	6,432	10,660	26,182
Subordinated Debt and Other	85,705	17,079	8,925	15,956	127,001
Technical Provisions for Insurance, Pension Plans and Capitalization	73,754	-	-	0	73,754
Deferred Income	705	-	131	(0)	836
Minority Interest in Subsidiaries	-	-	-	1,741	1,741
Economic Allocated Capital - Tier I (**)	28,613	9,634	10,394	22,707	71,347
Total Liabilities and Equity	571,315	101,453	191,620	115,171	851,332

(*) The Intercompany operations were eliminated in the Consolidated.

(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution as to amount to the net equity.

Pro Forma Income Statement by Segment | 4th Quarter of 2011

					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Operating Revenues	12,738	3,455	1,784	1,741	19,676
Managerial Financial Margin	8,220	1,972	1,305	1,526	12,993
Banking Service Fees and Income from Banking Charges	3,002	1,499	518	76	5,088
Result from Insurance, Pension Plans and Capitalization Operations	1,406	(13)	(0)	(0)	1,392
Before Retained Claims and Selling Expenses
Other Operating Income	145	7	(39)	(0)	108
Equity in earnings of affiliates and Other investments	(42)	-	(0)	136	93
Non-operating Income	7	(10)	1	4	2
Loan and Retained Claims/ Losses net of Recovery	(2,970)	(1,156)	(24)	(52)	(4,202)
Expenses for Allowance for Loan Losses	(3,983)	(1,366)	(45)	(59)	(5,453)
Income from Recovery of Credits Written Off as Losses	1,336	209	21	7	1,574
Retained Claims	(322)	-	-	0	(322)
Operating Margin	9,769	2,299	1,760	1,689	15,474
Other Operating Income/(Expenses)	(7,024)	(1,733)	(670)	(352)	(9,774)
Non-interest Expenses	(6,119)	(1,492)	(590)	(351)	(8,547)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(654)	(240)	(80)	(1)	(976)
Selling Expenses From Insurance	(252)	-	-	0	(251)
Income before Tax and Profit Sharing	2,744	568	1,089	1,337	5,700
Income Tax and Social Contribution	(921)	(186)	(378)	(204)	(1,689)
Profit Sharing	(21)	(1)	(5)	(1)	(29)
Minority Interests in Subsidiaries	-	-	-	(273)	(237)
Recurring Net Income	1,802	380	706	859	3,746
(RAROC) – Return on Average Tier I Allocated Capital	26.1%	16.3%	28.3%	15.7%	21.8%
Efficiency Ratio (ER)	52.7%	46.4%	34.6%	20.1%	47.0%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	41

Analysis of Segments

Commercial Bank

The Commercial Bank segment results derive from the offering of banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high income clients, high-net worth clients (private bank) and very small, small and mid-sized companies. In the first quarter of 2012, the Commercial Bank’s recurring net income totaled R$1,627 million, representing a 9.7% decrease as compared to the last quarter of 2011. Operating revenues grew 3.0%, mainly driven by the 3.9% increase in the financial margin and the 4.4% increase in the result of insurance, pension plan and capitalization transactions. Banking service fees remained practically stable, presenting a slight decrease due to seasonality, and non-interest expenses decreased 4.4%. Loan and retained claims losses increased 32.9%, in particular in the individuals segment (installment payment plans and overdraft accounts). The credit portfolio totaled R$ 146,116 million at the end of the first quarter of 2012, increasing 14.6% as compared to the same period of the previous year. In the first quarter of 2012, the Commercial Bank return on allocated capital reached 21.4% per year and the efficiency ratio was 49.0%, a 370 basis-point improvement from the previous quarter.

Some additional Commercial Bank Highlights:

Branch Network (*) | Individuals

Our service network is nationwide and adopts a segmentation strategy, including structures, products and services that are developed to meet the specific requirements of our diversified client profile. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Our products are available through our branch network and “30 Horas” electronic channels and include current accounts, investments, credit cards, personal loans, insurance, mortgage, vehicle financing, and other banking products.

During the first three months of the year, we opened 11 branches, and at the end of the quarter our branch network in Brazil was comprised of 4,694 points of service, including regular branches and Client Service Branches (CSB).

Retail Points of Service in Brazil (*)

(*) Does not include branches and CSBs abroad and Itaú BBA.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSB)

Credit Portfolio

At the end of the first quarter of 2012, the credit portfolio of the individuals segment totaled R$60,712 million, a 2.2% decrease from the previous quarter and a 24.8% increase if compared to the same period of 2011.

In the quarter ended March 31, 2012, the credit portfolio of the companies segment, comprised of very small, small and mid-sized companies with sales of up to R$150 million, remained practically stable from the last quarter of 2011, and rose 8.4% when compared to the same period of the previous year, reaching R$85,404 million.

Mortgage Loans

At the end of the first quarter of 2012, the mortgage loans portfolio amounted to R$21,698 million, with a growth of 8.0% and 45.9%, in the quarter, as compared to December 2011 and March 2011. The individuals portfolio, totaling R$15,086 million at the end of the first quarter, increased 7.9% as compared to the previous quarter and a 62.6% as compared to the same period of the previous year, thus keeping the blistering pace of expansion which has marked out the real estate market in the previous quarters. At the end of March 2012, the companies’ portfolio totaled R$6, 612 million.

Between January and March 2012, the volume of new mortgage loan financing contracts for individuals was R$1,798 million, while financing to companies added up to R$1,016 million, totaling R$2,814 million in the period, a 1.8% growth when compared to the same period of 2011.

Origination Volume

			R$ million
	1stQ/12	4thQ/11	1stQ/11
Individuals	1,798	1,975	1,611
Companies	1,016	3,312	1,155
Total	2,814	5,287	2,765

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	42

Analysis of Segments

Asset Management (*)

In February 2012, we reached R$317.7 billion of assets under management, including investment funds and managed portfolios, corresponding to a 15.7% market share. We are leaders in Corporate and Private Bank segments, and have a significant presence in all other segments, serving approximately 1.7 million clients.

Assets Administration

We administer Privatization, Fixed Income and Equity Funds, Investment Clubs and Portfolios, both in Brazil and abroad.

At the end of the first quarter of 2012, assets under administration totaled R$ 423.2 billion, a 4.8% rise compared to the previous quarter and a 10.9% growth compared to the same period of 2011.

According to ANBIMA, in February 2012 we ranked second in the global ranking of fund management and managed portfolios, with a 20.0% market share, a slight increase as compared to 19.7% in December 2011.

Solutions for Capital Markets

We offer several financial solutions for Capital Markets, including fiduciary administration of investment funds, custody (funds, ADRs, Promissory Notes and bank credit notes), representation for non-resident investors and asset bookkeeping. We also act as guarantee agent in operations of Project Finance, Escrow Accounts, Loan and financing contracts and as a depositary of Brazilian Depositary Receipts (BDR) programs.

We are leaders in custody services, with a 25.3% market share(*) and a total of R$879.6 billion in assets under custody (15% increase from March 2011). Our domestic custody totaled R$625.9 billion and our international custody added up to R$253.7 billion at the end of the first quarter. We are also leaders in share bookkeeping, providing services to 234 companies listed in the BM&F Bovespa (63% of the total). In February 2012, we reached R$2.9 trillion in assets under services, including all businesses in which we operate.

In 2011, we were elected by the Global Custodian magazine as the Best Custody Services Provider in Brazil for domestic (4th consecutive time) and international (3rd consecutive time) clients.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) - February/2012

Consumer Credit

The Consumer Credit segment results come from financial products and services offered to our non-account holder clients. In the first quarter of 2012, the segment recorded a recurring net income of R$357 million, a 6.0% decrease as compared to the previous period. The return on allocated capital was 13.2% per annum, and the efficiency ratio reached 47.2% in the period. As of March 31, 2012, the credit portfolio totaled R$101,567 million, which represented a 2.0% growth as compared to the previous period.

Vehicle Financing

The Vehicle Financing portfolio to individuals amounted to R$59,054 million at the end of March 2012. New vehicle financing and leasing transactions added up to R$5,782 million, which represents a 20.3% decrease, following the 19.3% drop in the production of the vehicles market. Our market share, considering the balance of the portfolio, was 32.6%.

As of February 29, 2012, 59.0% of our vehicle portfolio corresponded to the financing of new vehicles, with a slight growth as compared to the prior quarter.

Cards and Partnerships (1)

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 57.1 million current account holders and non-account holders (in number of accounts). In the first quarter of 2012, the volume of transactions amounted to R$51,144 million, a 16.5% increase from the same period of the previous year.

Credit Cards

We are the leading player in the Brazilian credit card market. Through Itaucard, Hipercard, Joint Ventures, and commercial agreements with major retailers in the Brazilian market, we have reached a number of 33.1 million client accounts, including both current account and non-account holders. During the first quarter of 2012, we continued to reduce the number of partnerships to concentrate on businesses of larger scale, following the efficiency target of the conglomerate. In this period, the volume of credit card transactions amounted to R$39,006 million, which corresponds to a 14.3% increase from the same period of the previous year.

The decrease in the number of credit card accounts, observed since the first quarter of 2011, is the result of an equalization of concepts regarding account activation and other effects on different products in this portfolio. In addition, the impact of the termination of smaller-scale partnerships, during the first quarter of 2012, has contributed to this effect.

(1) Personal Loan and Consumer Credit products are not considered in the transacted amounts and in number of accounts. Figures for March 2012 are preliminary, calculated based on results obtained in a date prior to the end of the period; For demonstration purposes, the volumes and results presented include the portion corresponding to current account holders, although these clients are segmented in the Pro Forma Statement of Income under the Commercial Bank segment.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	43

Analysis of Segments

Debit Cards

In the debit card segment, which includes only current account holders, we have 23.9 million accounts. The volume of debit card transactions amounted to R$12,138 million in the first quarter of 2012, a 24.1% increase from the first quarter of 2011.

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large companies and for investment bank services. Itaú BBA’s net income totaled R$727 million in the first quarter of 2012, a 3.0% growth when compared to the previous quarter. Return on allocated capital reached 27.5% per year.

Managerial financial margin reached R$1,357 million in the first quarter, growing 4.0% when compared to the previous quarter. Banking service fees and income from banking charges added up to R$562 million, an 8.6% increase from the previous quarter, basically driven by the increase in income from revenues from credit operations and guarantees provided.

The credit portfolio increased 1.0% from the fourth quarter of 2011 and 22.2% when compared to the same period of the previous year, reaching R$97.1 billion. This increase is basically due to Itaú BBA’s commercial effort for the expansion in customer relationships; noteworthy were (i) foreign trade financing, which grew 35.1%, and (ii) sureties and endorsements portfolio which increased 32.6%.

We also highlight the quality level of the loan portfolio, with 97.5% of the credits ascribed as “AA”, “A” and “B” risk ratings, in accordance with the criteria set forth in the Brazilian Monetary Council Resolution No. 2.682. In this context, the results from loan and lease losses totaled R$26 million in the first quarter of 2012. In the investment banking area, we highlight:

Domestic Fixed Income Offerings: 1st place in ANBIMA distribution ranking, for the participation in debenture, commercial paper and securitization transactions which totaled R$5.2 billion, corresponding to a 24.2% market share.

Mergers and Acquisitions: We provided financial advisory on ten transactions, closing the first quarter of 2012 in the leadership of the Thomson Reuters ranking in volume and number of operations, accumulating the amount of US$8.4 billion.

In the corporate banking area, we highlight the following Itaú BBA operations:

Derivatives: We maintained the leadership in CETIP (Clearing House for the Custody and Financial Settlement of Securities) in over-the-counter derivative operations with companies, mainly focused on operations hedging the exposures to foreign currencies, interest rates and commodities with clients.

Cash Management: Traded volumes posted a 28% increase in the period between January and March 2012 as compared to the same period of 2011.

Project Finance: We closed the first quarter of 2012 with 49 projects that total R$65.7 billion in new investments. Of this total, R$26.9 billion correspond to the oil and gas sector, which accounted for 41% of total financial volume.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	44

insurance, life and pension plans & capitalization

Itaú Unibanco Holding S.A.

1st quarter of 2012
Management Discussion & Analysis

Insurance, Life and Pension Plans & Capitalization

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related businesses.

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which were included in the Activities with the Market and Corporation segment.

Consolidated Pro Forma of Insurance, Life and Pension Plans and Capitalization

				R$ million
			Variation
	1st Q/12	4th Q/11	1st Q/12 - 4th Q/11
Earned Premiums (a)	1,314	1,258	57	4.5%
Result of Pension Plans and Capitalization (b)	158	147	10	7.0%
Retained Claims (c)	(462)	(322)	(140)	43.4%
Selling Expenses (d)	(353)	(400)	47	-11.8%
Other Operating Income/(Expenses) of Insurance Operations (e)	(17)	(7)	(10)	-
Underwriting Margin (f=a+c+d+e)	482	528	(46)	-8.7%
Result from Insurance, Pension Plans and Capitalization (g=b+f)	640	675	(36)	-5.3%
Managerial Financial Margin	325	330	(4)	-1.3%
Banking Service Fees and Income From Banking Charges	191	179	12	6.9%
Non-interest Expenses	(274)	(314)	40	-12.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(79)	(52)	(27)	52.2%
Other Operating Income	(1)	17	(17)	-
Operating Income	802	834	(32)	-3.8%
Non-operating Income	11	10	1	11.8%
Income Before Income Tax and Social Contribution	813	844	(31)	-3.6%
Income Tax/Social Contribution	(304)	(290)	(14)	4.8%
Profit Sharing	(1)	(1)	(0)	49.7%
Recurring Net Income	508	553	(45)	-8.1%
(RAROC) — Return on Average Tier I Allocated Capital	40.4%	45.1%		-470	bps
Efficiency Ratio (ER)	33.8%	38.4%		-460	bps

Note: Retained Claims are different from Consolidated Retained Claims, because they do not consider the operations of the activities abroad.

The Underwriting Margin refers to Insurance and Life and Pension Plans.

Non-interest Expenses comprise Personnel Expenses, Administrative Expenses, Tax Expenses, and Other Operating Expenses.

Recurring Net Income and Insurance Ratio

Insurance Ratio (%) = Insurance, Life and Pension Plans and Capitalization segment’s recurring net income/ Itaú Unibanco’s recurring net income

In the first quarter of 2012, the Insurance, Life and Pension Plan and Capitalization segment’s recurring net income totaled R$ 508 million, decreasing 8.1% from the previous quarter. When compared to the same period of the previous year, this recurring net income increased 37.6%. The return on allocated capital reached 40.4% in the period, a 470 basis point decrease from the previous quarter.

When compared to the previous quarter, the main factor that impacted the net income was the decrease in the underwriting margin, mainly influenced by lower expenses with retained claims in the previous quarter.

The insurance ratio (which does not consider the 30% interest in Porto Seguro) represents the share of recurring net income from Insurance, Life and Pension Plans and Capitalization in Itaú Unibanco Holding’s recurring net income.

In the first quarter of 2012, the insurance ratio reached 14.3%, decreasing 50 basis points from the previous quarter.

Composition of Recurring Net Income of Insurance, Life and Pension Plans and Capitalization

In this quarter the Life and Pension Plans subsegment increased its participation in the composition of the recurring net income in 430 basis points compared to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	46

Insurance, Life and Pension Plans & Capitalization

Efficiency Ratio

In the first quarter, the efficiency ratio was 33.8%, corresponding to a 460 basis point improvement from the previous period, mainly as a result of decreased non-interest expenses and selling expenses.

The risk-adjusted efficiency ratio adds to the formula the impacts of risk portions associated with Insurance and Life and Pension Plans (claims). In the first quarter, the index was 58.0%, an increase of 240 basis points from the fourth quarter of 2011.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.

(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

The Balance Sheet of the Insurance, Pension Plan and Capitalization segments is presented below. On March 31, 2012, total assets amounted to R$ 88.7 billion, increasing approximately R$ 4.4 billion from the fourth quarter of 2011. Technical provisions added up to R$ 77.8 billion, a 5.5% increase from the previous quarter, mainly due to the increase in growth in the technical provisions of the VGBL product. We reiterate that these numbers do not include the operations of the activities abroad and the 30% interest in Porto Seguro.

									R$ million
									Variation
									Mar 31, 12 -
	Mar 31, 12				Dec 31,11				Dec 31,11
		Life and				Life and
	Insurance	Pension Plans	Capitalization	Total	Insurance	Pension Plans	Capitalization	Total	Total
Assets
Current and Long-Term Assets	10,729	73,034	3,234	88,243	11,721	68,861	3,270	83,825	4,418	5.3%
Cash and Cash Equivalents	70	19	2	91	48	14	12	74	17	22.5%
Securities	4,094	72,193	3,157	79,441	3,723	68,068	3,185	74,973	4,468	6.0%
Other Assets (mainly receivables from insurance)	6,565	822	74	8,711	7,949	780	72	8,778	(67)	-0.8%
receivables from insurance)
Permanent Assets	392	81	38	503	394	81	38	506	(3)	-0.7%
Total Assets	11,121	73,115	3,272	88,746	12,115	68,942	3,308	84,332	4,414	5.2%

Liabilities and Equity
Current and Long – Term Liabilities	9,972	69,399	3,073	83,683	10,881	65,380	3,101	79,328	4,354	5.5%
Technical Provisions – Insurance	5,531	904	-	7,707	6,779	860	-	7,631	76	1.0%
Technical Provisions – Pension Plans and VGBL	526	66,714	-	67,240	522	62,753	-	63,275	3,965	6.3%
Technical Provisions – Capitalization	-	-	2,871	2,856	-	-	2,847	2,847	9	0.3%
Other Liabilities	3,915	1,782	202	5,880	3,580	1,767	254	5,575	305	5.5%
Allocated Tier I Capital	1,148	3,716	199	5,064	1,234	3,563	207	5,004	60	1.2%
Total Liabilities and Equity	11,121	73,115	3,272	88,746	12,115	68,942	3,308	84,332	4,414	5.2%

Note: The Insurance, Pension Plans and Capitalization Technical Provisions are different from the Consolidated Technical Provisions, because they do not consider the operations of the activities abroad and the 30% interest in Porto Seguro.

The Consolidated does not represent the sum of the parties because there are transactions between companies that were eliminated.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	47

Insurance

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which were included in the Activities with the Market and Corporation segment.

Pro Forma Insurance Recurring Income Statement
				R$ million
			Variation
	1st Q/12	4th Q/11	1st Q/12 - 4th Q/11
Earned Premiums (a)	1,074	1,035	39	3.8%
Retained Claims (b)	(372)	(264)	(108)	40.8%
Selling Expenses (c)	(335)	(353)	19	-5.3%
Other Operating Income/(Expenses) of Insurance Operations (d)	(19)	(32)	13	-40.9%
Underwriting Margin (e=a+b+c+d)	349	386	(37)	-9.6%
Result from Insurance	349	386	(37)	-9.6%
Managerial Financial Margin	118	101	17	16.8%
Non-interest Expenses	(168)	(173)	5	-3.2%
Tax Expenses for ISS, PIS and Cofins and other taxes	(48)	(16)	(32)	-
Other Operating Income	(2)	10	(13)	-
Operating Income	249	308	(59)	-19.3%
Non-operating Income	7	11	(4)	-38.4%
Income Before Income Tax and Social Contribution	256	319	(64)	-20.0%
Income Tax/Social Contribution	(97)	(117)	20	-17.4%
Profit Sharing	(1)	(1)	(0)	49.7%
Recurring Net Income	158	201	(44)	-21.7%
(RAROC) — Return on Average Tier I Allocated Capital	52.9%	65.9%		-1,300 bps
Efficiency Ratio (ER)	45.7%	49.4%		-370 bps

We carry out significant business with large industrial and commercial clients. Our Corporate Solution area provides dedicated service and specific products for the civil construction, chemicals and petrochemicals, energy generation, infrastructure, transportation, aviation and other industries. For individuals, and small and mid-sized companies, our focus is to simplify the product portfolio and use electronic means, to better meet the clients’ requirements with straightforward, easy to understand type of products.

The customer relationship management area has implemented a number of projects, by tailoring specific products to each client’s profile, which enables the more efficient use of different relationship channels. Also this area seeks to continuously improve its operational efficiency, by managing costs, investing in new technologies and optimizing processes.

In relation to the accumulated totals from January to February 2012, our market share reached 13.4%, based on information disclosed by SUSEP (Superintendency of Private Insurance, which regulates all insurance lines, except for Health Insurance, which is regulated by ANS, the National Health Agency) and insurance premiums reached R$ 1,224 million (not considering our 30% interest in Porto Seguro).

Products to be highlighted include, in the companies segment, Group Life and Corporate Solutions, and in the Individuals segment, Life and Extended Warranty.

In this quarter, the Insurance segment’s recurring net income reached R$ 158 million, a 21.7% decrease from the previous quarter driven by the underwriting margin decrease, mainly influenced by the lower retained claims observed in the previous quarter.

Earned Premiums

In the first quarter of 2012, earned premiums added up to R$1,074 million in the Insurance subsegment, a 3.8% increase when compared to the previous quarter as a result of the good performance of the extended warranty product. Earned premiums in the Life and Pension Plans subsegment added up to R$ 243 million, a 5.2% increase when compared to the previous quarter.

The number of policies reached 9.2 million in the first quarter, with a slight decrease when compared to the previous quarter but with larger representation in the portfolio of Life and Personal Accidents products.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	48

Insurance

Composition of Earned Premiums

Note: the charts do not include the Itauseg Saúde company and does include Life product of Itaú Vida e Previdência S.A.

Combined Ratio and Underwriting Margin

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/ earned premiums and administrative expenses and other operating income and expenses /earned premiums.

The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations. Note: the charts do not include the Itauseg Saúde company and does include Life of Itaú Vida e Previdência S.A.

The consolidated underwriting margin (which includes Insurance and Life of Itaú Vida e Previdência S.A.) amounted to R$ 484 million in the first quarter of 2012, a decrease of 8.4% when compared to the previous quarter. Disregarding the health insurance (in process of discontinuation), the underwriting margin totaled R$ 488 million. The ratio of underwriting margin to earned premiums reached 37.8%, a 490 basis point decrease from the prior period; however, it reached a higher level when compared to the other quarters of 2011.

The combined ratio, which reflects the efficiency of the operating expenses in relation to income from earned premiums was 81.2%, a 770 basis point increase from the previous quarter, mainly influenced by lower expenses with claims in the previous quarter.

Composition of Retained Claims

Note: the charts do not include the Itauseg Saúde company and include Life product of Itaú Vida e Previdência S.A.

Insurance Technical Provisions

On March 31, 2012, insurance technical provisions added up to R$ 7,707 million, remaining practically unchanged in relation to the previous quarter, but growing 8.4% from the same period of the prior year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	49

Life and Pension Plans

Pro Forma Life and Pension Plans Recurring Income Statement

				R$ million
			Variation
	1st Q/12	4th Q/11	1st Q/12 - 4th Q/11
Earned Premiums (a)	243	231	12	5.2%
Result of Pension Plans (b)	27	13	14	-
Retained Claims (c)	(90)	(58)	(32)	55.1%
Selling Expenses (d)	(16)	(37)	21	-57.8%
Other Operating Income/(Expenses) of Insurance Operations (e)	(2)	1	(4)	-
Underwriting Margin (f=a+c+d+e)	135	137	(2)	-1.4%
Result from Insurance, Pension Plans (g=b+f)	162	150	12	8.2%
Managerial Financial Margin	160	175	(15)	-8.6%
Banking Service Fees and Income From Banking Charges	191	179	12	6.9%
Non-interest Expenses	(68)	(93)	25	-27.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(24)	(24)	(1)	3.3%
Other Operating Income	(0)	3	(3)	-
Operating Income	421	390	31	8.0%
Non-operating Income	1	0	1	-
Income Before Income Tax and Social Contribution	422	390	32	8.1%
Income Tax/Social Contribution	(154)	(122)	(31)	25.8%
Recurring Net Income	268	268	0	0.0%
(RAROC) — Return on Average Tier I Allocated Capital	29.5%	30.8%		-130	bps
Efficiency Ratio (ER)	14.4%	22.4%		-800	bps

Product innovation has played a significant role in the sustainable growth of our pension plan operations. For individuals, multimarket and multi-strategy products are to be highlighted, as they allow for the investment of funds on a long-term basis, while selecting the best short-term investment strategies. In pension plans for companies, we offer specialized advisory services in order to implement the best solution for each company, while maintaining relationships with the human resources area and the employees following the implementation of the benefit.

Income before income tax and social contribution was 8.1% higher where as Life and Pension Plan subsegment’s recurring net income remained steady in the amount of R$268 million due to a higher effective income tax and social contribution rate.

Evolution of Contributions and Net Contributions

Total contributions to pension plans reached R$3,846 million, growing 3.3% when compared to the previous quarter. In relation to the same period of the previous year, contributions increased 35.2%, chiefly on account of the 41.9% growth in contributions to the VGBL product. Net contributions, which comprise total contributions less redemptions and external portabilities, increased 16.3% from the previous quarter.

Pension Plan Technical Provisions and Administration Fees

Pension plan technical provisions totaled R$67,240 million on March 31, 2012, representing an increase of 6.3% and 25.0% when compared to the previous quarter and the same period of the previous year, respectively.

Revenues from administration fees totaled R$191.2 million in the first quarter of 2012, a 6.9% increase from the previous quarter and a 19.4% increase from the same period of 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	50

Capitalization

Pro Forma Capitalization Recurring Income Statement

			R$ million
			Variation
	1st Q/12	4th Q/11	1st Q/12 - 4th Q/11
Result of Capitalization (a)	131	135	(4)	-2.9%
Selling Expenses (b)	(3)	(10)	7	-74.9%
Result from Capitalization Operations (c=a+b)	128	125	4	2.8%
Managerial Financial Margin	47	48	(1)	-3.0%
Non-interest Expenses	(36)	(47)	11	-23.5%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(13)	6	-44.0%
Other Operating Income	1	19	(18)	-
Operating Income	132	131	1	0.7%
Non-operating Income	3	3	0	10.9%
Income Before Income Tax and Social Contribution	135	134	1	0.9%
Income Tax/Social Contribution	(53)	(50)	(3)	6.2%
Recurring Net Income	82	84	(2)	-2.2%
(RAROC) — Return on Average Tier I Allocated Capital	161.0%	163.8%		-280	bps
Efficiency Ratio (ER)	22.7%	30.5%		-780	bps

The Capitalization Certificate (PIC) product is targeted at clients that like to compete for prizes. It may be purchased through a single or monthly payment, in accordance with the individual clients’ profiles.

The product was reformulated in mid 2011 and increased the chances of rewarding its clients. Currently, the product is effective for shorter terms and clients may receive higher prizes. The product was also launched to companies as “PIC Empresas”.

In the period between January and March 2012, 879 clients received prizes in the aggregate amount of R$ 9.5 million.

The capitalization segment net income reached R$ 82 million, a 2.2% decrease from the fourth quarter of 2011. The slight decrease in the result of capitalization was not offset by the decrease in non-interest expenses.

Result of Capitalization

Note: The result of capitalization is net of expenses for prizes.

Capitalization Technical Provisions

On March 31, 2012, capitalization technical provisions added up to R$ 2,856 million, remaining practically unchanged in relation to the fourth quarter of 2011, but growing 5.9% from the same period of the previous year.

Análise Gerencial da Operação	Itaú Unibanco Holding S.A.	51

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	52

activities
abroad

Itaú Unibanco Holding S.A.

1st quarter of 2012 Management Discussion & Analysis

Activities Abroad

International Presence

Our operations are mainly carried out in Brazil, though our broad international presence confirms our regional-global ambitions and enables us to provide high-quality service to our clients, particularly to Brazilians operating abroad.

We are present in 19 countries besides Brazil. In Latin America we have operations in Argentina, Chile, Paraguay and Uruguay, focusing on commercial bank activities, both for individuals and companies, and in Mexico in credit card operations. We also have a representation office in Peru and, in February 2012, we were authorized by the regulatory authorities in Colombia to open a representation office of Itaú BBA in that location. The target market is composed of institutional investors and large companies with presence in that country. The products portfolio will include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advisory on mergers and acquisitions and access to capital markets. This action is another significant step in the process of expanding the investment bank’s operations abroad and it strengthens our operation in Latin America.

Additionally, we have operations in Europe (Portugal, United Kingdom, Luxembourg, Spain, France, Germany and Switzerland), the United States (Miami and New York), the Caribbean (Cayman Islands and Bahamas), Middle East (Dubai) and Asia (Hong Kong, Shanghai and Tokyo). These are mainly operations serving institutional, corporate and private banking clients. Selected information on our international operations (including results, assets and liabilities in our foreign branches) can be found below:

Highlights

Statement of Income		R$ million (except where indicated)
				1st Q/12 –	1st Q/12 –
	1st Q/12	4th Q/11	1st Q/11	4th Q/11	1st Q/11
Recurring Net Income	533	714	529	-25.5%	0.6%
Operating Revenues	1,147	1,301	961	-11.9%	19.3%
Financial Margin	803	991	669	-18.9%	20.1%

Balance Sheet
				Mar/12 –	Mar/12 –
	Mar 31,12	Dec 31,11	Mar 31,11	Dec/11	Mar/11
Total Assets	183,019	162,143	131,326	12.9%	39.4%
Loans, Leases and Other Credit Operations	61,377	61,764	40,503	-0.6%	51.5%
Deposits	60,245	58,883	37,468	2.3%	60.8%
Stockholders' Equity	24,964	26,678	21,783	-6.4%	14.6%

Relevant Data
				Mar/12 –	Mar/12 –
	Mar 31,12	Dec 31,11	Mar 31,11	Dec/11	Mar/11
Employees (Individuals)	6,400	6,284	5,814	1.8%	10.1%
Number of Points of Service (Units)	796	779	720	2.2%	10.6%
Branches (*)	245	243	222	0.8%	10.4%
Client Service Branches	31	31	32	0.0%	-3.1%
Automated Teller Machines	520	505	466	3.0%	11.6%

(*) Does not include Itaú BBA.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 54	54

Activities Abroad

Latin America

Our operations in Latin America were originated from acquisitions of Itaú and Unibanco before the merger and went through a process of expansion in a sustainable way, with strong ties to their local markets. We have earned the trust and satisfaction of more than one million customers in Argentina, Chile, Paraguay and Uruguay. In Paraguay, we were considered "top of mind" in the bank category in a survey conducted by the consulting firm AnEmp consulting in January and February 2012, and we also received the "BeyondBanking" award granted by the IDB, for the series "Learning Economics and Finance in 60 seconds" broadcasted in several local radio stations.

In the credit card segment, we surpassed one million cards issued in the region, of which 47% are in Uruguay. The remaining cards are in Argentina (24%), Chile (9%), Mexico (2%) and Paraguay (18%). The expectation is that this client base will grow further due to the commercial partnerships in place.

The current scenario shows the great potential that we can still develop in Latin America, and one of our goals is to maximize the results that the retail operations in the four Southern Cone countries are already showing.

Below are some highlights of our operations in the region:

Latin America Statement of Income								R$ million
	Argentina		Chile		Paraguay		Uruguay
	1st Q/12	4th Q/11	1st Q/12	4th Q/11	1st Q/12	4th Q/11	1st Q/12	4th Q/11
Operating Revenues	127	123	211	182	84	100	115	114
Financial Margin	86	84	156	132	61	74	47	45
Banking Service Fees and Income from Banking Charges	41	38	44	35	24	26	67	70
Result from Insurance, Pension Plans and Capitalization Operations
Before Retained Claims and Selling Expenses	-	-	5	9	-	-	-	-
Other Operating Income	1	1	4	4	0	(0)	0	0
Non-operating Income	0	0	1	3	(1)	0	0	0
Loans and Retained Claims Losses net of Recovery	(8)	(5)	(25)	4	7	(15)	12	(8)
Operational Margin	119	118	186	186	91	85	127	106
Other Operating Expenses	(107)	(110)	(112)	(130)	(42)	(40)	(79)	(83)
Non-interest Expenses	(107)	(110)	(112)	(130)	(42)	(40)	(79)	(83)
Income before Tax and Profit Sharing	12	8	73	55	49	45	48	24
Income Tax and Social Contribution	(7)	(3)	(15)	(5)	(3)	(2)	(12)	(11)
Recurring Net Income	5	5	59	51	46	42	36	12
Return on Average Equity – Annualized	6.3%	6.1%	12.0%	10.6%	38.0%	38.2%	36.8%	13.1%
Return on Average Assets – Annualized	0.5%	0.6%	1.4%	1.3%	4.8%	4.6%	3.0%	1.0%
Efficiency Ratio	84.0%	89.5%	53.3%	71.6%	49.7%	40.3%	68.6%	72.3%

The result of our main operations in Latin America increased R$35 million in the first quarter. In Chile, the growth occurred due to better results from operating revenues, mainly treasury operations, increased revenues resulting from higher volumes of loans and commissions in the Corporate segment. The improvement in Uruguay’s result was due to the reduction of the allowance for loan losses as a consequence of new rules for classification and provisioning issued by the Central Bank of Uruguay that came into force in January 2012. The results of Argentina and Paraguay remained in line with the last quarter of last year.

Service Network

To support services to our portfolio of more than 1 million customers in the area, we have a network of 272 branches and client service branches (CBSs). It is worth to mention that Chile inaugurated an additional branch, and reached a network of 89 branches by the end of the first quarter. Argentina continued with 81 branches, Paraguay ended March 2012 with 26 and Uruguay finished the first quarter of the year with 45 (22 of Banco Itaú Uruguay and 23 of OCA).

Service Network | Geographical Distribution

Employees

The number of employees in our major units in Latin America grew from 5,649 in December 2011 to 5,740 in March 2012 and is regionally distributed according to the chart below:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	55

Activities Abroad

								R$ million
Latin America Balance Sheet
	Argentina		Chile		Paraguay		Uruguay
	Mar 31,12	Dec 31,11	Mar 31,12	Dec 31,11	Mar 31,12	Dec 31,11	Mar 31,12	Dec 31,11
Assets
Current and Long-term Assets	3,443	3,308	17,850	16,378	3,843	3,692	4,993	4,788
Cash and Cash Equivalents	174	162	441	893	413	369	892	828
Short-term Interbank Investments	236	249	27	57	64	33	873	817
Securities and Derivative Financial Instruments	155	228	2,872	1,891	329	344	444	309
Interbank and Interbranch Accounts	427	439	670	657	515	463	701	640
Loans, Lease and Other Credit Operations	2,358	2,162	13,458	12,537	2,400	2,364	2,103	2,201
(Allowance for Loan Losses)	(49)	(45)	(240)	(230)	(49)	(60)	(93)	(108)
Other Assets	143	112	623	573	169	178	73	101
Foreign Exchange Portfolio	49	20	283	306	111	128	2	21
Other Assets	94	92	340	266	59	51	71	80
Permanent Assets	103	108	295	291	31	33	26	27
Total Assets	3,546	3,416	18,145	16,669	3,874	3,725	5,019	4,815
Liabilities and Equity
Current and Long-term Liabilities	3,244	3,105	16,188	14,712	3,373	3,268	4,603	4,433
Deposits	2,764	2,599	11,767	10,655	2,749	2,665	3,953	3,691
Deposits Received under Securities Repurchase Agreements	34	71	137	106	-	-	-	-
Funds from Acceptances and Issue of Securities	-	-	1,527	1,321	-	-	-	-
Interbank and Interbranch Accounts	-	-	10	18	77	11	66	100
Borrowings and Onlendings	96	96	1,327	1,304	308	322	25	30
Derivative Financial Instruments	1	0	200	184	-	-	2	1
Foreign Exchange Portfolio	49	20	282	306	111	128	2	21
Other Liabilities	301	318	912	804	127	142	555	590
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	27	16	-	-	-	-
Deferred Income	-	-	5	6	0	0	4	4
Minority Interest in Subsidiaries	8	9	0	0	-	-	-	-
Stockholders' Equity	294	303	1,952	1,951	501	457	412	378
Total Liabilities and Equity	3,546	3,416	18,145	16,669	3,874	3,725	5,019	4,815

Assets

Our assets in Latin America as of March 31, 2012, reached R$ 30.6 billion, an increase of 6.8% compared to December 31, 2011. The asset growth of 8.9% in Chile was noteworthy, due to an increase in loan operations and in the securities portfolio.

Assets Breakdown

(*) Current Currency for mar/12.

Credit Portfolio

The Credit portfolio increased 5.5% compared to the fourth quarter of the previous year, amounting to R$20.3 billion, which is explained mainly by the 7.3% growth of the credit portfolio in Chile, that reached R$ 13.5 billion. This evolution is due to specific operations in the Corporate segment and to the increase in operations in the Consumer Credit segment. We also highlight the 9.0% growth of the credit portfolio in Argentina, which amounted to R$ 2.4 billion, mainly in loans, credit cards and exports and imports operations.

Credit Portfolio | Geographical Distribution

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	56

Activities Abroad

Europe, Caribbean Islands and Miami

Our banking activities under Banco Itaú BBA International S.A.’s legal structure are carried out throughout Europe (United Kingdom, Switzerland and Luxembourg) and outside Europe (Miami, the Cayman Islands and the Bahamas), mainly dedicated to two business lines:

- Corporate & Investment Banking: we attend the financial needs of companies with international presence and operations, with a focus on operations related to financing and investment relations between companies in Latin America and Europe. We offer several services including origination of structured financing and risk hedging operations, export financing and advisory for European companies investing in Latin America and Latin American companies in process of internationalization.

- Private Banking: International Private Banking develops its activities in Luxembourg, Miami, Bahamas and Switzerland. This segment offers a wide and specialized range of financial and asset management services for high net-worth clients, including negotiation and management of securities and other financial instruments, trusts and investment vehicles, on behalf of clients. As part of our strategy, we are reducing our activities in Luxembourg, and private banking operations currently carried out in that country will be gradually transferred either to Switzerland or to Miami.

Information on our operations consolidated in of Banco Itaú BBA International are presented below:

Itaú BBA International Statement of Income		R$ million
	Itaú BBA International
	1st Q/12	4th Q/11
Operating Revenues	87	77
Financial Margin	27	35
Banking Service Fees and Income from Banking Charges	51	45
Other Operating Income	2	2
Equity in Earnings of Affiliates and Other Investments	7	(4)
Non-operating Income	0	(2)
Loans and Retained Claims Losses net of Recovery	0	(0)
Operational Margin	87	77
Other Operating Expenses	(73)	(86)
Income before Tax and Profit Sharing	15	(10)
Income Tax and Social Contribution	(7)	3
Profit Sharing	(2)	(3)
Recurring Net Income	6	(11)
Return on Average Equity - Annualized	1.9%	-3.1%
Return on Average Assets - Annualized	0.2%	-0.3%
Efficiency Ratio1	83.3%	112.4%

The recurring net income for the quarter amounted to R$ 6 million, representing an increase of R$ 16 million from the previous quarter. This growth is due that higher personnel costs and lower results from investments in affiliated companies in the last quarter of 2011, besides the growth in service revenues in the first quarter of 2012 due to the increase in fees charged to customers for portfolio management. On the other hand, financial margin this quarter was impacted negatively by fluctuations in trading portfolios.

Itaú BBA International Balance Sheet		R$ million
	Itaú BBA International
	Mar 31,12	Dec 31,11
Assets
Current and Long-term Assets	13,790	14,606
Cash and Cash Equivalents	250	399
Short-term Interbank Investments	2,108	2,691
Securities and Derivative Financial Instruments	1,585	1,730
Interbank and Interbranch Accounts	-	13
Loans, Lease and Other Credit Operations	7,246	7,419
(Allowance for Loan Losses)	(12)	(12)
Other Assets	2,613	2,367
Foreign Exchange Portfolio	2,311	2,224
Other Assets	301	143
Permanent Assets	282	288
Total Assets	14,072	14,895
Liabilities and Equity
Current and Long-term Liabilities	12,718	13,542
Deposits	5,399	6,193
Funds from Acceptances and Issue of Securities	3,435	3,387
Interbank and Interbranch Accounts	2	1
Borrowings and Onlendings	560	561
Derivative Financial Instruments	539	700
Foreign Exchange Portfolio	2,312	2,220
Other Liabilities	471	481
Deferred Income	22	23
Stockholders' Equity	1,331	1,329
Total Liabilities and Equity	14,072	14,895

On March 31, 2012, assets amounted to R$ 14,1 billion. The macroeconomic environment in Europe, especially the financing conditions in the interbank market, continued to show an impact on deposits and, consequently, on resources available for short-term, which decreased in the first quarter of 2012.

Assets under Administration Private Banking

Assets under administration from our activities in the private banking segment reached R$ 24.4 billion, an increase of 3.9% from the last quarter of 2011. This growth is mainly due to inflows of new assets and the market value appreciation of managed portfolios.

Products and services for Foreign Institutional Clients

We also serve our international institutional clients with a comprehensive range of products and services, such as asset management, custody, alternative investment products, private equity funds, equities, fixed-income, and other treasury products. Our clients are served globally by relationship managers based in New York, London, Hong Kong, Tokyo and Dubai, as well as by our specialized-products teams.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	57

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	58

A free translation of the original in Portuguese)

Report of independent accountants on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of March 31, 2012, on which we issued a report without exceptions dated April, 23, 2012, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended March 31, 2012.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2012, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, April 23, 2012

/s/ PricewaterhouseCoopers	/s/ Paulo Sergio Miron
PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC1SP173647/O-5
CRC2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Mararazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001 -903, Caixa Postal 61005 T: (11)3674-2000, F: (11) 3674-2000. www.pwc.com/br

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	60

complete financial statements

Itaú Unibanco Holding S.A. 1st quarter of 2012

MANAGEMENT REPORT – 1ST QUARTER OF 2012

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first quarter of 2012, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (Bacen), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (Susep) and the National Council of Private Insurance (CNSP).

1)	Highlights

1.1)	Corporate Events

Redecard – Tender Public Offer (OPA) – In this quarter, Itaú Unibanco informed the market its intention to acquire shares from the non-controlling stockholders of Redecard S.A. (“Redecard”) and cancel its registration as a public-held company. Among other reasons, the OPA arises from a view that the market in which Redecard is operating has been through significant regulatory, competitive and technology changes, making it more efficient that the business currently undertaken by the company may be conducted together with the financial operations and services executed by Itaú Unibanco. The draft of the OPA call notice is available on the CVM website, as well as the appraisal report of Redecard’s shares for its economic value, prepared by the specialized company N M Rothschild & Sons (Brasil) Ltda.

The offered price will be R$ 35.00 per share, payable in cash, conditioned on (i) acceptance or (ii) express agreement with the voluntary delisting by more than 2/3 of the Company’s free float, thus understood as shares comprising the free float of the Company held by shareholders that have expressly agreed to the delisting of the Company or have qualified for the OPA auction (“Auction”), pursuant to article 16, II of CVM Instruction No.361/02.

Should this level of minimum acceptance not be reached in the Auction, the OPA shall not be concluded, under which circumstances Redecard shall remain registered with the CVM as a publicly-held company subject to the differentiated practices of corporate governance required by the Novo Mercado Regulations of BM&FBOVESPA S.A.– Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

Monthly dividends – We disclosed the 25% increase in the amount of monthly dividends paid, from R$ 0.012 to R$ 0.015 per share beginning with the payment made on April 2, 2012 to stockholders with final share position on February 29, 2012.

1.2)	Composition of Board of Directors

The Annual Stockholders’ Meeting of April 20, 2012 resolved on and approved the election of the Board of Directors’ members with term of office of one year, with new members Messrs. Demosthenes Madureira de Pinho Neto (former Director of International Affairs of the Central Bank of Brazil and former Executive Director of Itaú Unibanco), Nildemar Secches (Chairman of the Board of Directors of BRF – Brasil Foods and former Chief Executive Officer of Perdigão) and Pedro Pullen Parente (Chief Executive Officer of Bunge Brasil and former State Minister).

We express our acknowledgment to former Board of Directors members Messrs. Alcides Lopes Tápias, Fernando Roberto Moreira Salles and Francisco Eduardo de Almeida Pinto for their significant contribution to the development and strengthening of Itaú Unibanco as members of the Board of Directors.

1.3)	Other Highlights

New Technology Center – We announced the construction of a new modern Technology Center in the city of Mogi Mirim, state of São Paulo, to support continuously increasing data-processing volumes. The project involves the acquisition of land and construction works, with a total investment of approximately R$ 800 million. The main purposes and characteristics of this construction are:

•	centralizing the technology operations;
•	improving the structure for the medium- and long-term growth of our business;
•	60,000 square meters floor area;
•	approximately 400 direct workers expected on site; and
•	completion scheduled for 2014.

Mobile Banking – We made multiple interaction and service channels available to our clients, thus keeping pace with the new world accessibility trends. Noteworthy are Itaú's mobile banking applications, a tool that enables the clients' access to their banking accounts and operations via smart phones or tablets, which exceed the mark of 1.1 million downloads.

Market value on stock exchange - At March 31, 2012, we were ranked as the tenth largest bank in the world based on the market value criterion (R$ 158.2 billion), according to the Bloomberg ranking.

Sustainability – The “Itaú Sem Papel” (Itaú paperless) campaign, an initiative aiming at encouraging clients to replace the statement in paper version for the digital one, counted on the involvement of over 625 thousand clients by March 2012. This campaign was also posted on Youtube with two videos, totaling 21.4 million views.

1.4)	Subsequent event

BPI – On April 20, we disclosed an Announcement to the Market informing the signature of a agreement aimed at transferring our total stake in Banco BPI (18.87% in capital) to La Caixa Group, currently BPI’s largest stockholder and an institution with a strong presence in the Iberian Peninsula.  Over the twenty years of association, Itaú Unibanco has enjoyed an excellent relationship with the management of the La Caixa Group.

As a result of this operation, La Caixa will pay us approximately € 93 million, which will have a positive impact of approximately R$ 100 million in the consolidated stockholders’ equity and a negative non-recurring effect of approximately R$ 200 million in net income. These impacts will be booked in the 2nd quarter of 2012. This intended sale is conditioned on the prior authorization by Banco de Portugal.

2)	Information and Indicators

The table below shows our main information and indicators. The complete financial statements and the Management’s Discussion and Analysis Report, which present further details on the results for the period, are available on the Itaú Unibanco website: www.itau-unibanco.com/ir > Financial Information > Financial Statements > BRGAAP > 2012.

				Change (%)
	1st Q/12	4th Q/11	1st Q/11	4th Q/11 to 1st Q/12	1st Q/11 to 1st Q/12
Statement of Income for the Period – R$ billion (1)
Gross income from financial operations	13.8	12.8	11.9	8.1%	16.3%
Expenses for allowance for loan losses	(6.0)	(5.5)	(4.4)	10.6%	37.7%
Income from recovery of credits written off as loss	1.2	1.6	1.2	-24.2%	0.0%
Income from services, income from bank charges, and income from insurance, pension plan and capitalization	5.8	5.9	5.0	-2.6%	14.1%
Personnel, administrative and other operating expenses	(8.0)	(8.4)	(7.6)	-5.0%	4.8%
Tax expenses	(1.2)	(1.1)	(1.0)	10.1%	15.5%
Income tax and social contribution	(1.8)	(1.5)	(1.5)	25.4%	21.1%
Recurring net income	3.5	3.7	3.6	-5.4%	-2.6%
Net income	3.4	3.7	3.5	-6.9%	-3.0%
Total dividends and interest on capital (net of taxes)	0.7	2.3	0.7	-71.2%	0.0%
Shares – R$
Recurring net income per share (2)	0.78	0.83	0.80	-5.5%	-2.0%
Net income per share (2)	0.76	0.82	0.78	-7.8%	-2.3%
Book value per share (2)	16.04	15.81	14.01	1.5%	14.5%
Number of outstanding shares – In thousands	4,520,103	4,513,640	4,549,472	0.1%	-0.6%
Dividends and interest on capital per share (net of taxes)	0.1454	0.5060	0.1502	-71.3%	-3.2%
Price of preferred share (PN) (3)	35.00	33.85	38.51	3.4%	-9.1%
Price of preferred share (PN)/Net income	11.5	10.5	12.3	9.5%	-6.5%
Price of preferred share (PN)/Stockholders’ equity	2.2	2.1	2.7	1.9%	-20.6%
Market capitalization – R$ billion (4)(5)	158.2	152.8	175.2	3.5%	-9.7%

				Change (%)
	Mar 31 2012	Dec 31 2011	Mar 31 2011	Dec 31/11 to Mar 31/12		Mar 31/11 to Mar 31/12
Balance Sheet - R$ billion
Total assets	896.8	851.3	779.6	5.3%		15.0%
Loan portfolio with endorsements and sureties	400.5	397.0	344.9	0.9%		16.1%
Free, raised and managed own assets	1,209.2	1,144.5	1,058.1	5.7%		14.3%
Subordinated debt	45.0	39.0	35.3	15.4%		27.5%
Stockholders’ equity	72.5	71.3	63.7	1.6%		13.7%
Referential equity (Financial Conglomerate)	93.2	92.6	80.5	0.7%		15.8%
Performance Indices
Recurring return on average equity – annualized	20.0%	21.8%	23.4%	-1.8	p.p	-3.4	p.p
Return on average equity – annualized	19.3%	21.4%	22.7%	-2.1	pp	-3.4	p.p
Return on average assets - annualized	1.6%	1.7%	1.8%	-0.1	pp	-0.2	p.p
Recurring return on average assets - annualized	1.6%	1.8%	1.9%	-0.2	p.p	-0.3	p.p
Efficiency ratio (6)	44.5%	47.0%	47.4%	-2.5	p.p	-2.9	p.p
Basel ratio (financial conglomerate)	15.6%	16.0%	16.1%	-0.4	p.p	-0.5	p.p
Fixed assets ratio (financial conglomerate)	45.0%	48.6%	37.9%	-3.6	p.p	7.1	p.p
Significant Data
Employees of Conglomerate (individuals)	102,694	104,542	109,836	-1.8%		-6.5%
Employees Brazil (individuals)	96,294	98,258	104,022	-2.0%		-7.4%
Employees Abroad (Individuals)	6,400	6,284	5,814	1.8%		10.1%
Number of service centers	32,974	33,753	34,463	-2.3%		-4.3%
Number of branches (units)	4,081	4,072	3,982	0.2%		2.5%
Number of service centers (units)	899	912	945	-1.4%		-4.9%
Number of ATMs (units)	27,994	28,769	29,536	-2.7%		-5.2%

(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares;
(3)	Calculated based on the average quotation of preferred shares on the last day of the period;
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);
(5)	R$ 147.3 billion considering the closing quotation of common and preferred (ON and PN shares) multiplied by total outstanding shares of each type of shares;
(6)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

3) Performance

3.1) Income

Net income for the first quarter of 2012 amounted to R$ 3.4 billion, with annualized return of 19.3% on average equity (22.7% in the same period of the previous year). Recurring net income was R$ 3.5 billion, with annualized return of 20.0%. The increase of 16.3% in income from financial operations and 12.0% in income from services and bank charges as compared to the first quarter of 2011, and added to the control over personnel and administrative expenses, contributed to net income.

The efficiency ratio reached 44.5% in the first quarter of 2012, as compared to 47.4% achieved in the same period of 2011. The reduction of 2.9 percentage point is the result of the efforts of our Efficiency Project started in 2010, aiming at reaching a 41% target at the end of 2013. In this context, administrative, personnel and other operating expenses decreased 5.0% in the first quarter of 2012 as compared to the fourth quarter of 2011. The effects of the completion of the Itaú Unibanco integration and the dissemination of the practices related to the Efficiency Project accounted for the strong performance in controlling expenses and had a fundamental role in this improvement.

The total value added of Itaú Unibanco, which shows the wealth generated for the community, reached R$ 10.3 billion in the first quarter of 2012, and is distributed as follows: 29.5% to the employees, 28.1% in profit reinvestment, 32.9% in taxes, fees and contributions, 7.2% in compensation to its stockholders and 2.3% as return on third parties’ assets.

3.2) Assets

Consolidated assets totaled R$ 896.8 billion and consolidated stockholders’ equity totaled R$ 72.5 billion at March 31, 2012, with growth of 15.0% and 13.7% in the last 12 months, respectively, and 5.3% and 1.6% in the quarter.

The diversification of our business is reflected in the composition of our funding and loan portfolio, reducing risks to specific segments, which may be more impacted by the volatility in economy, as follows:

3.2.1) Funding

Free, raised and managed assets totaled R$ 1.2 trillion at March 31, 2012, a 14.3% growth as compared to March 31, 2011. Of this total, 41.4% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 30.6% to deposits and debentures, and 28.0% to own assets and other funding.

The increase in funding (net of Compulsory deposits and Cash and cash equivalents) enabled the improved Loan portfolio and funding ratio, reaching 96.7% at March 31, 2012.

At March 31, 2012, the balance of managed assets was R$ 423.2 billion, a 10.9% increase as compared to the same period of the previous year.

3.2.2) Loan Portfolio and Default

At March 31, 2012, the balance of the loan portfolio, including endorsements and sureties, reached R$ 400.5 billion, an increase of 16.1% as compared to March 31, 2011.

Individuals Segment – In Brazil, our loan portfolio to individuals reached R$ 147.6 billion, 14.7% higher than that posted at March 31, 2011. Highlights:

•	Mortgage loans reached R$ 14.6 billion, a growth of 57.3% as compared to the end of March 2011. The offer of mortgage loan is promoted by the network of branches, development companies and real estate agencies, as well as partnerships with Lopes (LPS Brasil – Consultoria de Imóveis S.A.) and Coelho da Fonseca Empreendimentos Ltda , among other.

•	Products such as personal loans, credit cards and payroll advances posted growth of 41.3%, 11.7% and 34.9% respectively, when compared to March 31, 2011.

•	We are leaders in the vehicle financing segment, with a balance of R$ 59.1 billion in the portfolio at March 31, 2012.

Our loan portfolio for Mercosur operations (Argentina, Chile, Uruguay, and Paraguay) posted a growth of 38.1% as compared to March 31, 2011, reaching a balance of R$ 6.8 billion.

Corporate Segment – In Brazil, our portfolio of credit to companies reached R$ 231.2 billion at March 31, 2012, posting a growth of 14.8% as compared to March 31, 2011, as follows:

•	The loan portfolio and joint obligations of Itaú BBA, through which we serve companies with revenue over R$ 150 million, reached the amount of R$ 142.5 billion, a 18.7% change as compared to March 2011. Financing positions in foreign trade posted a growth of 33.3%, as compared to March 2011.

•	The very small, small and middle market company segment, which serves companies with annual revenue of up to 150 million, posted a balance for its loan portfolio, including endorsements and sureties, of R$ 88.8 billion at March 31, 2012, a 9.0% increase as compared to March 31, 2011.

In Chile, Argentina, Uruguay and Paraguay, credit operations to companies amounted to R$ 13.5 billion at March 31, 2012, a 52.4% growth when compared to March 31, 2011.

Default - Total default rate, considering the balance of transactions overdue for over 90 days reached 5.1% at March 31, 2012, posting an improvement of 0.9 percentage point as compared to March 31, 2011. The fault rate of the loans to individuals portfolio reached 6.7% and 3.7% for the loans to companies portfolio at the end of March 2012.

3.2.3) Capital Strength

The Basel ratio was 15.6% at the end of March 2012, showing the strength of our capital basis. In the first quarter of 2012, we carried out new placements of tier II subordinated debt which significantly increased our capital basis. In the domestic market, the bank issued a total of R$ 2.3 billion in subordinated financial bills and, in the foreign market, two new placements were carried out, in the amount of US$ 550 million in January and US$ 1,250 million in March, totaling US$ 1.8 billion. This amount accounts for 25% of total foreign issues in dollars by Brazilian financial institutions in the capital markets in the first quarter of 2012, which shows the investors’ great appetite for the issues from our institution.

4)	Business

Commercial Bank - At the end of March 2012 we had 4,980 bank points of service, including regular branches and service centers (Postos de Atendimento Bancário - PAB), a growth of 99 branches in the one-year period.

The expansion of Itaú Uniclass service, started in September 2011, exceeded the total retail network, which is now serving clients with dedicated managements, exclusive ATMs in major branches, higher credit limits, investments advisory and management services over the phone.

In the Private Bank segment, we are the largest bank in Latin America and remain the leader in the Brazilian market, with over 25% of market share, according to the Brazilian Financial and Capital Markets Association (ANBIMA), by providing services to over 5,350 economic groups.

In the Assets Under Administration segment, in which Privatization Funds, Fixed Income, Equities Funds, Investment Clubs and Clients’ and the Group’s Portfolios are managed in Brazil and abroad, we reached R$ 423.2 billion in managed assets, with 20% market share and we rank second in the global administration ranking, according to ANBIMA.

Focused on internationalization, ongoing innovation and diversified offer of products to clients, the Asset Management area launched new funds in the period and obtained the right to manage ETFs (Exchange Trade Funds) for ten years in Chile.

In the Solutions for Capital Markets area, leader in custody services and asset bookkeeping, we have a total of R$ 879.6 billion in assets under custody, which represents 25.3% market share, according to ANBIMA, providing services to 63% of the companies listed in the BM&FBOVESPA. We offer several solutions for the Capital Markets, such as: custody and fiduciary administration of investment funds, custody and representation for non-resident investors, custody of ADR programs, bookkeeping of shares, debentures and fund quotas, settlement and custody of promissory notes and bank credit notes. We also act as guarantee agent in operations of Project Finance, Escrow Accounts, Loan and financing contracts and as a depositary of Brazilian Depositary Receipts (BDR) programs. In February 2012, we reached R$ 2.9 trillion in assets under these services, including all business in which we operate.

Kinea – The independent asset manager, set up by Itaú and experts in hedge funds, private equity and real estate, funded R$ 410 million for the Kinea Renda Imobiliária FII fund, in the third issue, exceeding the expected volume, and is the largest fund in the market in this segment in Brazil with approximately R$ 1.1 billion in market value. Kinea is among the largest real estate fund managers in Brazil, with total managed assets of R$ 2.2 billion in March 2012.

Insurance, Life, Pension Plan and Capitalization –The operations in these businesses in terms of volume of revenue for premiums, social security contributions and capitalization certificates reached R$ 5.5 billion in the first quarter of 2012 and the technical provisions totaled R$ 77.8 billion at the end of March 2012, including foreign operations.

The combined ratio, which indicates the efficiency of expenses arising from the operation in relation to the earned premiums revenue, decreased 1.7 percentage points as compared to the same period of the previous year, reaching 81.2%. This improvement is related to increased earned premiums and decreased loss ratio. In the quarter, claim and selling expenses had an increase lower than the total revenues.

Noteworthy is that we hold 30% of capital of the Porto Seguro Group, the insurance company leading the residence and automobile insurance segment in Brazil. We have an operating agreement with the Porto Seguro Group to offer and distribute, on an exclusive basis, residence and automobile insurance products to clients in our network in Brazil and Uruguay. In February 2012, Porto Seguro held 26.5% and 25.0% market share in premiums issued in automobile and residence insurance, respectively (source: Susep - Superitendência de Seguros Privados).

Activities abroad – we are present in 19 countries, besides Brazil. In Latin America we have operations in Argentina, Chile, Uruguay and Paraguay, focusing on commercial bank activities, both in banking retail and companies, and in Mexico in credit card operations. We also have a representation office in Peru and, in February 2012, we were authorized by the regulatory authorities in Colombia to open a representation office of Itaú BBA in that location. The target market in Colombia is composed of institutional investors and large companies present in that country. The products portfolio will include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advisory to mergers and acquisitions and access to capital markets. This action is one more significant step towards the process of expanding the investment bank’s operations abroad and it strengthens our operation in Latin America.

Additionally, we have operations in Europe (Portugal, United Kingdom, Luxembourg, Spain, France, Germany and Switzerland), in the United States (Miami and New York), the Caribbean (Cayman Islands and Bahamas), Middle East (Dubai) and in Asia (Hong Kong, Shangai and Tokyo), these are principally operations with institutional clients, corporate and private banking. In the quarter, business abroad recorded recurring net income of R$ 532.5 million, with total assets of R$ 183.0 billion at March 31, 2012.

Consumer Credit – We are leaders in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offering a diversified range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. In the first quarter of 2012, the transacted amount reached R$ 39.0 billion, a 14.3% increase in relation to the same period of 2011.

Redecard, a company in which Itaú Unibanco holds interest, recorded net income of R$ 381.2 million in the first quarter of 2012, with a 18.1% increase in banking service fees as compared to the same period of 2011.

Itaú BBA – In the Investment Banking area, we highlight the following:

•	Fixed income – we took part, from January to March 2012, in operations of debentures, promissory notes and securitization, that totaled R$ 5.2 billion. In the ANBIMA ranking of distribuition income from January to March 2012, we reached the 1st place in volume, with 24.2% market share. In international issues of fixed income, we acted as the joint bookrunner of offerings, with a total volume of US$ 11.7 billion, reaching the 3rd place in the ANBIMA ranking of Capital Markets International Issues for March 2012.

•	Mergers and Acquisitions – we provided financial advisory for 10 transactions, closing the first quarter of 2012 in the leadership of the Thomson Reuters ranking in volume and number of operations, accumulating an amount of US$ 8.4 billion.

•	Itaú Corretora - we intermediated at BM&FBOVESPA, during the first quarter of 2012, a financial volume of R$ 49.6 billion with individual, institutional investors, corporate and foreign customers. In this period, we were ranked 5th among the brokerage companies, with a 5.6% market share. In the futures market, we ended the quarter with 8.8% market share, with R$ 28 million of traded contracts, a volume 8.5% higher than in the same period of the previous year.

We highlight the following operations in the Wholesale banking of Itaú BBA:

•	Cash Management – we posted a 28% increase in transacted volumes in the period from January to March 2012, as compared to the same period of 2011.

•	Derivatives – we continue as leaders in CETIP (Clearing House for Custody and Financial Settlement of Securities) in over-the-counter derivative operations with companies, mainly on operations hedging the exposures to foreign currencies, interest rates and commodities with our clients.

•	Project Finance – we closed the first quarter of 2012 with 49 mandated projects that total R$ 65.7 billion in new investments. Of this total, 26.9 billion correspond to the oil and gas sector, which accounted for 41% of total financial volume.

5)	People

We counted on 102.6 thousand employees at the end of March, of which 6.4 thousand were abroad. The employee’s fixed compensation plus charges and benefits totaled R$ 2.2 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 344.6 million. In addition, approximately R$ 54.9 million was invested in education, training and development programs.

To keep the commitment of assuring excellence to meet the business requirements in the first quarter of 2012, we proceeded with talent hiring programs, such as for trainees and internship. In line with the inclusion commitment, we closed the first quarter with over 4.2 thousand employees in the Program for Inclusion of People with Disabilities and over 1.9 thousand apprentices.

6)	Corporate Governance

Strengthening our commitment to the transparency and communication with the market in the first quarter of 2012, we took part in 9 conferences and road shows in Brazil and abroad. In addition, in February we held Itaú Unibanco Investor’s Day in São Paulo, for the second year in a row. This event contributed to strengthen our relationship with stockholders, analysts and investors in the Brazilian and international markets.

We started the 2012 Apimec Cycle with 23 meetings scheduled for all regions of Brazil. We will also take part in 13 financial education fairs (ExpoMoney), in which we will be present to serve individual investors and to hold APIMEC meetings in all scheduled events. The complete agenda for public meetings (APIMEC) and of our participation in ExpoMoney is available our Investor Relations website: www.itau-unibanco.com/ir > Agenda.

On March 30, 2012, we filed Form 20-F for 2011 with the Securities and Exchange Commission (SEC). This document is required under the ADRs (American Depositary Shares) program on the New York Stock Exchange (NYSE), and comprises general information on the company and the financial statements, which, starting this year, were filed under the international financial reporting standards (IFRS). The Portuguese version was filed with the Brazilian Securities and Exchange Commission (CVM) and the BM&FBovespa, and posted on the Investor Relations website: www.itau-unibanco.com/ir > Financial Information > SEC Filings > 2011.

7)	Social and Cultural Investments

Our purpose is to be the transformation agent that shares its best to support the most significant changes in people's lives, in society and in Brazil. And we believe that the actual transformation is mainly based on a high quality education, in its most varied strands: education, access to culture and incentives to sports. These three aspects make people better, with critical awareness to exercise their citizenship and to establish more sustainable relationships.

For Itaú Unibanco, education is the main sustainable development factor in Brazil. Accordingly, we invest in the education of children and youth, influencing public policies based on projects from Fundação Itaú Social and Instituto Unibanco and the entire society, by means of Itaú Cultural and Espaço Itaú de Cinema.

Aware of our responsibility, in the first quarter of 2012 only we invested R$ 38.3 million in education, culture and sports actions, of which noteworthy are those related to education and culture, with R$ 23.9 million, in addition to the celebration of Itaú Cultural’s 25 years.

Education is essential for people to have a healthy relationship with money. Therefore, this is an investment that positively affects our country and our business, in a long-term development. Investing in high-quality education is a requirement for Brazil’s development, in addition to contributing to our vision of sustainable performance, by creating shared value for employees, clients, stockholders and the society.

Social and cultural investments are aimed at anticipating changes, improving learning experiences and focusing on projects and initiatives that lead to transformation in society.

More details on the main initiatives in the first quarter:

•	Program for economic assessment of social projects of Fundação Itaú Social: with a methodology developed in partnership with the Risk Control and Financial Area of Itaú Unibanco, the purpose of program is disseminating the economic assessment culture for social projects. Enrollments were open for classes in São Paulo, Rio de Janeiro, Porto Alegre and Fortaleza. Since 2004, 55 classes have completed the program in several Brazilian States and over 1,350 managers of social projects and public policies have attended them.

•	The “Jovem do Futuro” (Youth with a Future) Program of Instituto Unibanco: in the first quarter, we presented the winners in 2011, by recognizing schools, teachers, classes and students in the States of São Paulo, Rio de Janeiro, Minas Gerais and Rio Grande do Sul. In addition, over 1,200 volunteer employees of Itaú Unibanco participated in the “Estudar Vale a Pena” (studying is worthwhile) project.

•	Itaú Cultural. over 27.9 thousand people have visited Itaú Cultural by mid-March 2012. The Institute’s website had 2.3 million hits, of which 1.7 million accessed the virtual encyclopedias. The first large annual exhibit, “Convite à Viagem” (invitation to travel) was visited by over 19 thousand people. The first "Ocupação Angeli" (Angeli exhibit) of the year, started on March 16 and is featured until April 29. In the three first months of the year, 21 national and international events were held, and two new products were launched, of which 1,500 were distributed to institutions and researchers in Brazil and abroad. Auditório Ibirapuera, under the coordination of Itaú Cultural, was visited by over 16.2 thousand people by mid-March, where 23 shows and 35 presentations were held.

•	Direct investment and investments by way of Rouanet law in Itaú Cultural: the investment of Itaú Unibanco in Itaú Cultural in the quarter amounted to R$ 16.9 million, of which R$ 7.9 million under article 26 of the Rouanet law.

8)	Awards and Recognition

•	New Economy Sustainable Finance Awards – Organized by New Economy magazine, we were the winner in two categories: the most sustainable banking group in Brazil in 2011 and the most sustainable investment manager in Brazil in 2011;

•	Executives’ dream companies – Sponsored by Cia. de Talentos and disseminated by Exame magazine, we are the 7th in the overall ranking and the 2nd in the list of preferred companies by young executives (under 25 years old);

•	Best Trade Finance Bank in Brazil – For the 4th consecutive year, we won the Best Trade Finance Bank in Brazil award, organized by Global Finance, which elects the banks offering the best products and conditions for trade finance;

•	Deal of the Year Awards – Two operations we conducted were acknowledged by Project Finance magazine as the best business of the year in Latin America in the Oil & Gas and Public-Private Partnerships;

•	Best Investment Bank in Latin America – We were granted the Global Finance award in the Region Awards;

•	Best Emerging Market Banks in Latin America – Granted by Global Finance;

•	Best Equity House of the Year and Deals of the Year 2011 – Organized by Latin Finance, we were acknowledged for several variable-income issues and merger & acquisition operations;

•	Deal of the Year – Award granted by Euromoney for variable-income and merger & acquisition operations;

•	Best Managed Companies in Latin America – For the 6th consecutive time, we were granted, by Euromoney magazine, the Best Managed Companies in Latin America award. The bank was ranked first in two categories: “Banks and Financial Services” and “Best Institution in Corporate Governance”. The ranking is based on a survey by renowned market analysts and institutions in Latin America.

9)	Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to March 2012, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 24, 2012 – Service agreement related to vulnerability analysis and application intrusion tests on the internet perimeter. - Itaú Unibanco S.A.– Brazil;

•	February 17, 2012 – Service agreement for review of aspects related to the Business Continuity Program of Banco Itaú BBA S.A.– Banco Itaú BBA S.A.– Brazil;

•	February 23, 2012 – Agreement for the acquisition of macroeconomic projects in reports and presentations on the progress of the national, regional and global economy offered by Club Económico – Banco Itaú Paraguay S.A.– Paraguay;

•	February 28, 2012 – Service agreement for the issue of report on adherence to GIPS (Global Investment Performance Standards) related to the period from January 1 to December 31, 2011. - Itaú USA Asset Management Inc – United States of America;

•	March 6, 2012 – Attendance at the “Derivatives and Hedge Accounting” course offered by PWC Academy, on March 19, 20 and 21, 2012 in Lisbon – Banco Itaú Europa International S.A.– Portugal;

•	March 29, 2012– Licenses for using an electronic library of international accounting standards (Comperio) – Itaú Unibanco S.A..– Brazil

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

10)	Circular No. 3,068/01 – Bacen

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.0 billion, corresponding to only 1.5% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of April 23, 2012).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	CAIO IBRAHIM DAVID
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIÈRE LOYOLA
HENRI PENCHAS
ISRAEL VAINBOIM	Directors
PEDRO LUIZ BODIN DE MORAES	EDUARDO HIROYUKI MIYAKI
RICARDO VILLELA MARINO	EMERSON MACEDO BORTOLOTO
MARCO ANTONIO ANTUNES
RODRIGO LUÍS ROSA COUTO
AUDIT COMMITTEE	ROGÉRIO PAULO CALDERÓN PERES
President
GUSTAVO JORGE LABOISSIÈRE LOYOLA

Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
LUIZ ALBERTO FIORE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	CARLOS ANDRÉ HERMESINDO DA SILVA
CRC - 1SP281528/O-1

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	HENRIQUE PINTO ECHENIQUE
HENRIQUE RUTHER
Executive Vice-Presidents	IBRAHIM JOSÉ JAMHOUR
ALEXANDRE DE BARROS	JASON PETER CRAUFORD
ALFREDO EGYDIO SETUBAL	JEAN MARTIN SIGRIST JÚNIOR
JOSÉ CASTRO ARAÚJO RUDGE	JOÃO ANTONIO DANTAS BEZERRA LEITE
JOSÉ ROBERTO HAYM	JOÃO LUIZ DE MEDEIROS
LUÍS OTAVIO MATIAS	JORGE LUIZ VIEGAS RAMALHO
MÁRCIO DE ANDRADE SCHETTINI	JOSÉ VIRGILIO VITA NETO
MARCO AMBROGIO CRESPI BONOMI	LEILA CRISTIANE BARBOZA BRAGA DE MELO
MARCOS DE BARROS LISBOA	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
RICARDO VILLELA MARINO	LUIS TADEU MANTOVANI SASSI
SÉRGIO RIBEIRO DA COSTA WERLANG	LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ EDUARDO LOUREIRO VELOSO
Executive Directors	LUIZ FERNANDO BUTORI REIS SANTOS
ANDRÉ SAPOZNIK	LUIZ FERNANDO OLIVEIRA BARRICHELO
CAIO IBRAHIM DAVID	LUIZ SEVERIANO RIBEIRO
CARLOS EDUARDO MONICO	MARCELO BOOCK
CELSO SCARAMUZZA	MARCELO LUIS ORTICELLI
CLAUDIA POLITANSKI	MARCO ANTONIO ANTUNES
FERNANDO MARSELLA CHACON RUIZ	MARCO ANTONIO SUDANO
LUIS ANTONIO RODRIGUES	MARCOS ANTÔNIO VAZ DE MAGALHÃES
OSVALDO DO NASCIMENTO	MARCOS AUGUSTO CAETANO DA SILVA FILHO
MARCOS SILVA MASSUKADO
MARCOS VANDERLEI BELINI FERREIRA
Directors	MARIA IRENE GARCETE DE GAVILAN
ADRIANO BRITO DA COSTA LIMA	MARIO LUIZ AMABILE
ALBERTO FERNANDES	MESSIAS DOS SANTOS ESTEVES
ANA CARLA ABRÃO COSTA	NATACHA LITVINOV
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	OSMAR MARCHINI
ARNALDO PEREIRA PINTO	OSVALDO JOSÉ DAL FABBRO
CARLOS EDUARDO DE CASTRO	PAULO EIKIEVICIUS CORCHAKI
CARLOS EDUARDO MACCARIELLO	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO PEREIRA TEIXEIRA	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS HENRIQUE DONEGÁ AIDAR	RENÊ MARCELO GONÇALVES
CARLOS ORESTES VANZO	RICARDO LIMA SOARES
CESAR PADOVAN	RICARDO ORLANDO
CÍCERO MARCUS DE ARAÚJO	RICARDO RIBEIRO MANDACARU GUERRA
CINTIA CARBONIERI ARAÚJO	RICARDO URQUIJO LAZCANO
CLAUDIO CÉSAR SANCHES	ROBERTO FERNANDO VICENTE
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROBERTO MASSARU NISHIKAWA
COSMO FALCO	RODOLFO HENRIQUE FISCHER
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROGERIO CARVALHO BRAGA
CRISTINA CESTARI SPADA	ROGÉRIO PAULO CALDERÓN PERES
DANIEL LUIZ GLEIZER	ROMILDO GONÇALVES VALENTE
EDILSON PEREIRA JARDIM	ROONEY SILVA
ERNESTO ANTUNES DE CARVALHO	SERGIO GUILLINET FAJERMAN
FABIO DI PACE MENEZES	SERGIO SOUZA FERNANDES JÚNIOR
FERNANDO DELLA TORRE CHAGAS	VILMAR LIMA CARREIRO
FERNANDO JOSÉ COSTA TELES	WAGNER BETTINI SANCHES

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ÁLVARO DE ALVARENGA FREIRE PIMENTEL
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ DEL BEL CURY
PEDRO MOREIRA SALLES	ANDRÉ FERRARI
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Members	ANTONIO SANCHEZ JUNIOR
ALFREDO EGYDIO SETUBAL	EDUARDO CARDOSO ARMONIA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EDUARDO CORSETTI
CANDIDO BOTELHO BRACHER	EMERSON SAVI JUNQUEIRA
EDUARDO MAZZILLI DE VASSIMON	FABIO MASSASHI OKUMURA
HENRI PENCHAS	FERNANDO HENRIQUE MEIRA DE CASTRO
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FLÁVIO DELFINO JUNIOR
SÉRGIO RIBEIRO DA COSTA WERLANG	GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	HENRIQUE RUTHER
Chief Executive Officer	ILAN GOLDFAJN
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Managing Vice-Presidents	JORGE BEDRAN JETTAR
ALBERTO FERNANDES	JOSÉ AUGUSTO DURAND
DANIEL LUIZ GLEIZER	LILIAN SALA PULZATTO KIEFER
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCELLO PECCININI DE CHIARO
RODOLFO HENRIQUE FISCHER	MARCELO ARIEL ROSENHEK
MARCELO DA COSTA LOURENÇO
Executive Directors	MARCO ANTONIO SUDANO
ALEXANDRE JADALLAH AOUDE	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MÁRIO LÚCIO GURGEL PIRES
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	MÁRIO LUÍS BRUGNETTI
FERNANDO FONTES IUNES	PAULO DE PAULA ABREU
MARCELO TREVISAN MARANGON	PAULO ROBERTO SCHIAVON DE ANDRADE
MILTON MALUHY FILHO	RODERICK SINCLAIR GREENLEES
SOLANGE PAIVA VIEIRA
THALES FERREIRA SILVA

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
LUÍS OTÁVIO MATIAS	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	MARCOS DE BARROS LISBOA

Directors	Executive Directors
CLÁUDIO JOSÉ COUTINHO ARROMATTE	ANDRÉ HORTA RUTOWITSCH
EVANIR COUTINHO USSIER	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
FÁBIO MASSASHI OKUMURA	JOSÉ CASTRO ARAÚJO RUDGE
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA	Directors
JASON PETER CRAUFORD	LUIZ FERNANDO BUTORI REIS SANTOS
LUÍS FERNANDO STAUB	MARCO ANTONIO ANTUNES
MARCO ANTONIO ANTUNES	NORBERTO GIL FERREIRA CAMARGO
MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS VANDERLEI BELINI FERREIRA

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

	NOTE	3/31/2012	3/31/2011
ASSETS
CURRENT ASSETS		666,213,397	586,475,460
CASH AND CASH EQUIVALENTS		10,551,243	11,762,032
INTERBANK INVESTMENTS	4b and 6	141,659,689	98,835,416
Money market		117,388,781	83,776,116
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,711,273	3,079,999
Interbank deposits		21,559,635	11,979,301
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	159,220,651	149,165,495
Own portfolio		38,189,513	37,761,444
Subject to repurchase commitments		34,478,362	43,104,301
Pledged in guarantee		5,502,204	6,604,424
Deposited with the Central Bank		12,123,063	1,942,075
Derivative financial instruments		5,182,056	6,572,452
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	61,637,729	48,554,392
Assets guaranteeing technical provisions – other securities	11b	2,107,724	4,626,407
INTERBANK ACCOUNTS		79,270,930	93,556,512
Pending settlement		3,595,301	2,570,552
Central Bank deposits		75,617,864	90,860,292
National Housing System (SFH)		1,600	63,543
Correspondents		25,950	62,125
Interbank onlending		30,215	-
INTERBRANCH ACCOUNTS		60,517	365,581
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	182,659,258	163,553,176
Operations with credit granting characteristics	4e	197,662,451	176,687,390
(Allowance for loan losses)	4f	(15,003,193)	(13,134,214)
OTHER RECEIVABLES		89,319,688	65,813,231
Foreign exchange portfolio	9	48,867,740	26,357,839
Income receivable		1,349,332	1,397,195
Transactions with credit card issuers	4e	15,329,668	12,894,973
Receivables from insurance and reinsurance operations	4nI and 11b	3,528,746	3,249,872
Negotiation and intermediation of securities		2,665,621	2,445,438
Sundry	13a	17,578,581	19,467,914
OTHER ASSETS	4g	3,471,421	3,424,017
Assets held for sale		143,977	149,186
(Valuation allowance)		(46,242)	(62,275)
Unearned premiums of reinsurance	4nI	516,537	476,231
Prepaid expenses	4g and 13b	2,857,149	2,860,875
LONG-TERM RECEIVABLES		218,818,998	182,103,438
INTERBANK INVESTMENTS	4b and 6	2,739,294	792,722
Money market		6	19,636
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	162,731
Interbank deposits		2,739,288	610,355
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	42,395,540	34,005,625
Own portfolio		17,211,664	17,530,556
Subject to repurchase commitments		10,668,052	5,915,527
Pledged in guarantee		1,784,296	2,125,343
Deposited with the Central Bank		362,768	308,365
Derivative financial instruments		4,441,238	4,268,105
Assets guaranteeing technical provisions – other securities	11b	7,927,522	3,857,729
INTERBANK ACCOUNTS - National Housing System (SFH)		685,370	552,667
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	138,758,078	117,863,777
Operations with credit granting characteristics	4e	149,706,347	126,968,744
(Allowance for loan losses)	4f	(10,948,269)	(9,104,967)
OTHER RECEIVABLES		32,671,973	27,568,913
Foreign exchange portfolio	9	224,740	289,795
Sundry	13a	32,447,233	27,279,118
OTHER ASSETS – Prepaid expenses	4g and 13b	1,568,743	1,319,734
PERMANENT ASSETS		11,809,436	11,060,905
INVESTMENTS	4h and 15a Il	2,634,361	3,295,423
Investments in affiliates		1,702,935	2,167,458
Other investments		1,135,962	1,313,867
(Allowance for losses)		(204,536)	(185,902)
REAL ESTATE IN USE	4i and 15b	5,156,199	4,807,029
Real estate in use		3,267,792	3,291,785
Other fixed assets		8,739,352	8,262,238
(Accumulated depreciation)		(6,850,945)	(6,746,994)
GOODWILL	4k and 15b	83,960	67,617
INTANGIBLE ASSETS	4l and 15b	3,934,916	2,890,836
Acquisition of rights to credit payroll		1,694,718	2,388,307
Other intangible assets		4,053,007	2,581,511
(Accumulated amortization)		(1,812,809)	(2,078,982)
TOTAL ASSETS		896,841,831	779,639,803

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

	NOTE	03/31/2012	03/31/2011
LIABILITIES
CURRENT LIABILITIES		460,946,226	413,949,919
DEPOSITS	4b and 10b	151,291,988	144,958,728
Demand deposits		26,902,686	24,675,587
Savings deposits		68,488,274	58,997,028
Interbank deposits		8,056,059	2,652,520
Time deposits		47,844,969	57,685,426
Other deposits		-	948,167
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	107,268,659	121,320,731
Own portfolio		65,461,874	77,877,540
Third-party portfolio		40,839,214	42,075,972
Free portfolio		967,571	1,367,219
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	25,323,197	14,035,219
Real estate, mortgage, credit and similar notes		20,180,627	10,228,426
Debentures		1,065,185	54,678
Foreign borrowings through securities		4,077,385	3,752,115
INTERBANK ACCOUNTS		5,390,056	4,397,628
Pending settlement		4,242,713	3,690,208
Correspondents		1,147,343	707,420
INTERBRANCH ACCOUNTS		3,941,218	3,567,714
Third-party funds in transit		3,930,368	3,556,494
Internal transfer of funds		10,850	11,220
BORROWINGS AND ONLENDING	4b and 10e	26,069,416	25,448,338
Borrowings		14,773,776	15,316,807
Onlending		11,295,640	10,131,531
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	3,897,484	4,134,740
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	10,565,412	9,594,524
OTHER LIABILITIES		127,198,796	86,492,297
Collection and payment of taxes and contributions		5,836,557	4,918,493
Foreign exchange portfolio	9	49,320,980	27,216,243
Social and statutory	16b II	1,405,507	1,559,357
Tax and social security contributions	4o, 4p and 14c	5,846,432	7,193,683
Negotiation and intermediation of securities		5,439,299	2,920,020
Credit card operations	4e	36,323,091	29,310,155
Subordinated debt	10f	13,458,421	952,899
Sundry	13c	9,568,509	12,421,447
LONG-TERM LIABILITIES		360,664,349	298,199,205
DEPOSITS	4b and 10b	80,052,797	58,963,221
Interbank deposits		513,026	260,774
Time deposits		79,539,771	58,702,447
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	105,398,937	85,431,944
Own portfolio		88,902,886	73,694,651
Third-party portfolio		-	6,809
Free portfolio		16,496,051	11,730,484
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	24,012,686	13,661,952
Real estate, mortgage, credit and similar notes		17,137,304	6,088,998
Debentures		-	1,011,150
Foreign borrowings through securities		6,875,382	6,561,804
BORROWINGS AND ONLENDING	4b and 10e	26,004,099	25,615,481
Borrowings		2,368,184	2,878,701
Onlending		23,635,915	22,736,780
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	3,725,493	3,599,001
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	67,264,321	54,004,609
OTHER LIABILITIES		54,206,016	56,922,997
Foreign exchange portfolio	9	43,058	291,764
Tax and social security contributions	4o, 4p and 14c	12,746,958	15,236,893
Subordinated debt	10f	31,526,048	34,340,763
Sundry	13c	9,889,952	7,053,577
DEFERRED INCOME	4q	842,684	847,050
MINORITY INTEREST IN SUBSIDIARIES	16e	1,904,321	2,913,093
STOCKHOLDERS’ EQUITY	16	72,484,251	63,730,536
Capital		45,000,000	45,000,000
Capital reserves		745,346	595,610
Revenue reserves		28,262,569	18,697,311
Asset valuation adjustment	4c, 4d and 7d	(47,753)	(54,561)
(Treasury shares)		(1,475,911)	(507,824)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		896,841,831	779,639,803

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	NOTE	3/31/2012	3/31/2011
INCOME FROM FINANCIAL OPERATIONS		26,035,514	22,361,060
Loan, lease and other credit operations		15,199,264	13,680,164
Securities and derivative financial instruments		6,948,594	5,207,725
Financial income from insurance, pension plan and capitalization operations	11c	1,972,109	1,329,028
Foreign exchange operations		(45,847)	8,464
Compulsory deposits		1,961,394	2,135,679
EXPENSES OF FINANCIAL OPERATIONS		(12,234,272)	(10,491,194)
Money market		(10,121,354)	(8,853,402)
Financial expenses on technical provisions for pension plan and capitalization	11c	(1,774,043)	(1,189,683)
Borrowings and onlending		(338,875)	(448,109)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		13,801,242	11,869,866
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(4,839,039)	(3,172,915)
Expenses for allowance for loan losses		(6,031,366)	(4,380,002)
Income from recovery of credits written off as loss		1,192,327	1,207,087
GROSS INCOME FROM FINANCIAL OPERATIONS		8,962,203	8,696,951
OTHER OPERATING REVENUES (EXPENSES)		(3,536,425)	(3,537,871)
Banking service fees	13d	3,591,000	3,263,303
Asset management		706,511	636,338
Current account services		166,101	164,569
Credit cards		1,595,429	1,398,567
Sureties and credits granted		390,888	401,337
Receipt services		345,094	330,207
Other		386,977	332,285
Income from bank charges	13e	1,412,384	1,204,158
Result from insurance, pension plan and capitalization operations	11c	750,173	577,237
Personnel expenses	13f	(3,391,882)	(3,242,637)
Other administrative expenses	13g	(3,428,034)	(3,260,300)
Tax expenses	4p and 14a II	(1,196,419)	(1,035,607)
Equity in earnings of affiliates and other investments	15a lll	(2,042)	97,499
Other operating revenues	13h	57,417	128,034
Other operating expenses	13i	(1,329,022)	(1,269,558)
OPERATING INCOME		5,425,778	5,159,080
NON-OPERATING INCOME		4,209	43,091
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		5,429,987	5,202,171
INCOME TAX AND SOCIAL CONTRIBUTION	4p and 14a I	(1,786,025)	(1,469,675)
Due on operations for the period		(2,730,995)	(2,087,747)
Related to temporary differences		944,970	618,072
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(27,735)	(35,090)
MINORITY INTEREST IN SUBSIDIARIES	16e	(190,534)	(167,105)
NET INCOME		3,425,693	3,530,301
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,517,084,964	4,547,246,221
NET INCOME PER SHARE – R$		0.76	0.78
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)		16.04	14.01

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	117,914	108,424
NET INCOME WITHOUT NONRECURRING EFFECTS		3,543,607	3,638,725
NET INCOME PER SHARE – R$		0.78	0.80

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 03/31/2012	01/01 to 03/31/2011
ADJUSTED NET INCOME		11,593,490	9,590,229
Net income		3,425,693	3,530,301
Adjustments to net income:		8,167,797	6,059,928
Granted options recognized		43,507	34,140
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7i	(625,259)	459,330
Effects of changes in exchange rates on cash and cash equivalents		579,473	17,128
Allowance for loan losses		6,031,366	4,380,002
Interest and foreign exchange expense from operations with subordinated debt		899,930	769,461
Interest expense from operations with debentures		26,452	33,455
Financial expenses on technical provisions for pension plan and capitalization		1,774,043	1,189,683
Depreciation and amortization	15b	528,912	523,014
Adjustment to legal liabilities – tax and social security		443,744	187,363
Adjustment to provision for contingent liabilities		337,243	9,227
Deferred taxes		(944,970)	(618,072)
Equity in earnings of affiliates and other investments	15a lll	2,042	(97,499)
Interest and foreign exchange income from available-for-sale securities		(665,319)	(607,355)
Interest and foreign exchange income from held-to-maturity securities		(70,123)	(111,611)
(Gain) loss from sale of available-for-sale financial assets	7f	(251,991)	(50,234)
(Gain) loss from sale of investments		(138,343)	(188,156)
(Gain) loss from sale of foreclosed assets		(2,246)	7,773
(Gain) loss from sale of fixed assets		5,146	(8,189)
(Gain) loss from rescission of operations of intangible assets		(394)	(425)
Minority interest		190,534	167,105
Other		4,050	(36,212)
CHANGE IN ASSETS AND LIABILITIES		28,504,541	(14,042,244)
(Increase) decrease in interbank investments		6,664,552	(20,875,662)
(Increase) decrease in securities and derivative financial instruments		(4,827,486)	4,121,348
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		22,434,690	(5,083,822)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)		1,754,223	1,429,872
(Increase) decrease in loan, lease and other credit operations		(7,747,784)	(12,769,886)
(Increase) decrease in other receivables and other assets		314,828	423,963
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		2,537,932	872,757
(Decrease) increase in deposits		(11,291,637)	1,233,892
(Decrease) increase in deposits received under securities repurchase agreements		23,849,059	7,096,322
(Decrease) increase in funds for issuance of securities		(2,247,720)	2,423,717
(Decrease) increase in borrowings and onlending		(4,528,545)	3,725,855
(Decrease) increase in credit card operations (assets/liabilities)		(1,775,931)	(2,398,727)
(Decrease) increase in technical provision for insurance, pension plan and capitalization		2,398,589	1,592,777
(Decrease) increase in collection and payment of taxes and contributions		4,980,582	4,224,134
(Decrease) increase in other liabilities		(551,743)	1,024,784
(Decrease) increase in deferred income		6,473	81,185
Payment of income tax and social contribution		(3,465,541)	(1,164,753)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		40,098,031	(4,452,015)
Interest on capital / dividends received from affiliated companies		21,867	19,153
Funds received from sale of available-for-sale securities		7,587,150	4,369,188
Funds received from redemption of held-to-maturity securities		164,848	288,919
Disposal of assets not for own use		18,223	21,922
Disposal of investments		265,124	254,617
Sale of fixed assets		187,546	24,235
Termination of intangible asset agreements		819	4,156
Purchase of available-for-sale securities		(13,994,457)	(3,304,318)
Purchase of held-to-maturity securities		-	(123,193)
Purchase of investments		(31,388)	(1,906)
Purchase of fixed assets	15b	(413,006)	(382,334)
Purchase of intangible assets	15b	(331,546)	(217,585)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(6,524,820)	952,854
Increase in subordinated debt		5,543,780	3,051,175
Decrease in subordinated debt		(433,725)	(2,356,845)
Decrease in debentures		(63)	(351,720)
Change in minority interest	16e	(26,070)	(18,047)
Granting of stock options		166,704	135,426
Dividends and interest on capital paid to minority interests		(1,369)	(7,413)
Dividends and interest on capital paid		(3,343,288)	(2,877,040)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		1,905,969	(2,424,464)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		35,479,180	(5,923,625)

Cash and cash equivalents at the beginning of the period		37,616,895	39,148,018
Effects of changes in exchange rates on cash and cash equivalents		(579,473)	(17,128)
Cash and cash equivalents at the end of the period	4a and 5	72,516,602	33,207,265

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	NOTE	01/01 to 03/31/2012		01/01 to 03/31/2011
INCOME		27,011,658		24,403,968
Financial operations		26,035,514		22,361,060
Banking services		5,003,384		4,467,461
Result from insurance, pension plan and capitalization operations		750,173		577,237
Result of loan losses	8d	(4,839,039)		(3,172,915)
Other		61,626		171,125
EXPENSES		(13,563,294)		(11,760,752)
Financial operations		(12,234,272)		(10,491,194)
Other		(1,329,022)		(1,269,558)
INPUTS PURCHASED FROM THIRD PARTIES		(2,810,056)		(2,702,003)
Materials, energy and others	13g	(116,017)		(107,824)
Third-party services	13g	(776,586)		(718,484)
Other		(1,917,453)		(1,875,695)
Data processing and telecommunications	13g	(871,204)		(845,631)
Advertising, promotions and publication	13g	(188,076)		(217,069)
Installations		(313,021)		(265,064)
Transportation	13g	(130,561)		(138,765)
Security	13g	(132,773)		(120,723)
Travel expenses	13g	(38,812)		(40,144)
Other		(243,006)		(248,299)
GROSS ADDED VALUE		10,638,308		9,941,213
DEPRECIATION AND AMORTIZATION	13g	(377,116)		(337,938)
NET ADDED VALUE PRODUCED BY THE COMPANY		10,261,192		9,603,275
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	(2,042)		97,499
TOTAL ADDED VALUE TO BE DISTRIBUTED		10,259,150		9,700,774
DISTRIBUTION OF ADDED VALUE		10,259,150		9,700,774
Personnel		3,027,411	29.5%	2,911,932	30.0%
Compensation		2,441,598	23.8%	2,331,593	24.0%
Benefits		399,537	3.9%	441,855	4.6%
FGTS – government severance pay fund		186,276	1.8%	138,484	1.4%
Taxes, fees and contributions		3,374,650	32.9%	2,871,077	29.6%
Federal		3,192,430	31.1%	2,699,824	27.8%
State		8,306	0.1%	153	0.0%
Municipal		173,914	1.7%	171,100	1.8%
Return on third parties’ assets - Rent		240,862	2.3%	220,359	2.3%
Return on own assets		3,616,227	35.2%	3,697,406	38.1%
Dividends and interest on capital		742,003	7.2%	774,664	8.0%
Retained earnings (loss) for the period		2,683,690	26.2%	2,755,637	28.4%
Minority interest in retained earnings		190,534	1.9%	167,105	1.7%

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

	NOTE	03/31/2012	03/31/2011
ASSETS
CURRENT ASSETS		28,069,613	1,109,370
CASH AND CASH EQUIVALENTS		14,445	4,058
INTERBANK INVESTMENTS	4b and 6	24,325,649	119,563
Money market		54,894	119,563
Interbank deposits		24,270,755	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	3,311,306	5,979
Own portfolio		3,311,306	651
Pledged in guarantee		-	5,328
OTHER RECEIVABLES		415,111	977,187
Income receivable	15a I	78,328	425,266
Sundry	13a	336,783	551,921
OTHER ASSETS – Prepaid expenses	4g	3,102	2,583
LONG-TERM RECEIVABLES		14,057,845	18,569,862
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	13,654,142	17,993,982
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	-	6,556
Own portfolio		-	14
Pledged in guarantee		-	6,542
OTHER RECEIVABLES - Sundry	13a	403,703	569,324
PERMANENT ASSETS		52,266,087	62,593,574
INVESTMENTS		52,265,861	62,593,278
Investments in subsidiaries	4h and 15a I	52,265,861	62,592,871
Other		-	407
REAL ESTATE IN USE	4i	226	296
TOTAL ASSETS		94,393,545	82,272,806
LIABILITIES

CURRENT LIABILITIES
		5,907,901	1,255,338
DEPOSITS - Interbank deposits	4b and 10b	4,952,254	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	18,667	18,667
OTHER LIABILITIES		936,980	1,236,671
Social and statutory	16b II	723,789	752,721
Tax and social security contributions	4o, 4p and 14c	33,247	289,710
Subordinated debt	10f	114,432	68,820
Sundry	13c	65,512	125,420
LONG-TERM LIABILITIES		9,624,462	8,175,162
DEPOSITS - Interbank deposits	4b and 10b	-	3,432,489
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	500,000
OTHER LIABILITIES		9,124,462	4,242,673
Tax and social security contributions	4o, 4p and 14c	857,625	598,335
Subordinated debt	10f	8,250,769	3,626,650
Sundry	13c	16,068	17,688
STOCKHOLDERS’ EQUITY	16	78,861,182	72,842,306
Capital		45,000,000	45,000,000
Capital reserves		745,346	595,610
Revenue reserves		34,639,500	27,809,081
Asset valuation adjustment	4c, 4d and 7d	(47,753)	(54,561)
(Treasury shares)		(1,475,911)	(507,824)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		94,393,545	82,272,806

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	NOTE	03/31/2012	03/31/2011
INCOME FROM FINANCIAL OPERATIONS		734,301	338,198
Securities and derivative financial instruments		734,301	338,198
EXPENSES OF FINANCIAL OPERATIONS		(222,600)	(156,518)
Money market		(222,600)	(156,518)
GROSS INCOME FROM FINANCIAL OPERATIONS		511,701	181,680
OTHER OPERATING REVENUES (EXPENSES)		1,997,501	2,341,124
Personnel expenses		(47,895)	(47,786)
Other administrative expenses		(13,278)	(14,408)
Tax expenses	14a II	(53,079)	(58,037)
Equity in earnings of subsidiaries	15a I	2,133,010	2,459,786
Other operating revenues (expenses)		(21,257)	1,569
OPERATING INCOME		2,509,202	2,522,804
NON-OPERATING INCOME		157	271
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		2,509,359	2,523,075
INCOME TAX AND SOCIAL CONTRIBUTION	4p	258,665	353,688
Due on operations for the period		(121)	896
Related to temporary differences		258,786	352,792
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(1,219)	(936)
NET INCOME		2,766,805	2,875,827
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,517,084,964	4,547,246,221
NET INCOME PER SHARE – R$		0.61	0.63
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)		17.45	16.01

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	117,914	108,424
NET INCOME WITHOUT NONRECURRING EFFECTS		2,884,719	2,984,251
NET INCOME PER SHARE – R$		0.64	0.66

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Granting of stock options – exercised options	-	(33,264)	47,937	-	-	120,753	135,426
Granting of options recognized	-	34,140	-	-	-	-	34,140
Change in adjustment to market value	-	-	-	(71,689)	-	-	(71,689)
Addition to interest on capital paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	2,875,827	-	2,875,827
Appropriations:
Legal reserve	-	-	143,791	-	(143,791)	-	-
Statutory reserves	-	-	1,957,372	-	(1,957,372)	-	-
Dividends and interest on capital	-	-	-	-	(774,664)	-	(774,664)
BALANCES AT 03/31/2011	45,000,000	595,610	27,809,081	(54,561)	-	(507,824)	72,842,306
CHANGES IN THE PERIOD	-	876	2,147,576	(71,689)	-	120,753	2,197,516
BALANCES AT 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Granting of stock options – exercised options	-	(61,574)	40,627	-	-	187,651	166,704
Granting of options recognized	-	43,507	-	-	-	-	43,507
Change in adjustment to market value	-	-	-	91,389	-	-	91,389
Addition to interest on capital paid on 03/13/2012 - Year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – Declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Net income	-	-	-	-	2,766,805	-	2,766,805
Appropriations:
Legal reserve	-	-	138,340	-	(138,340)	-	-
Statutory reserves	-	-	1,886,462	-	(1,886,462)	-	-
Dividends and interest on capital	-	-	-	-	(742,003)	-	(742,003)
BALANCES AT 03/31/2012	45,000,000	745,346	34,639,500	(47,753)	-	(1,475,911)	78,861,182
CHANGES IN THE PERIOD	-	(18,067)	217,056	91,389	-	187,651	478,029

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 03/31/2012	01/01 to 03/31/2011
ADJUSTED NET INCOME (LOSS)		386,661	78,021
Net income		2,766,805	2,875,827
Adjustments to net income:		(2,380,144)	(2,797,806)
Granting of options recognized		43,507	34,140
Interest and foreign exchange expense from operations with subordinated debt		(46,545)	(34,110)
Deferred taxes		(258,786)	(352,792)
Equity in earnings of subsidiaries	15a I	(2,133,010)	(2,459,786)
Amortization of goodwill		14,435	14,435
Effects of changes in exchange rates on cash and cash equivalents		236	284
Other		19	23
CHANGE IN ASSETS AND LIABILITIES		496,490	452,830
(Increase) decrease in other receivables and other assets		181,794	(30,433)
Increase (decrease) in other liabilities		314,696	483,263
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		883,151	530,851
Interest on capital/Dividends received		8,133,991	5,452,124
(Increase) decrease in interbank investments		(6,282,547)	(3,817,140)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		(3,297,675)	26,389
(Purchase) sale of fixed assets		(2)	(11)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(1,446,233)	1,661,362
Increase (decrease) in deposits		119,810	88,481
Increase in subordinated debt		3,279,780	376,801
Decrease in subordinated debt		(65,483)	-
(Increase) decrease in funds for issuance of securities		13,125	13,125
Granting of stock options		166,704	135,426
Dividends and interest on capital paid		(3,343,288)	(2,877,040)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		170,648	(2,263,207)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(392,434)	(70,994)
Cash and cash equivalents at the beginning of the period		462,009	194,899
Effects of changes in exchange rates on cash and cash equivalents		(236)	(284)
Cash and cash equivalents at the end of the period	4a and 5	69,339	123,621

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	NOTE	01/01 to 03/31/2012	01/01 to 03/31/2011
INCOME		972,108	700,070
Financial operations		734,301	338,198
Other		237,807	361,872
EXPENSES		(222,600)	(156,518)
Financial operations		(222,600)	(156,518)
INPUTS PURCHASED FROM THIRD PARTIES		(13,166)	(14,277)
Third-party services		(6,198)	(6,438)
Advertising, promotions and publication		(1,291)	(961)
Expenses for financial system services		(1,287)	(1,705)
Insurance		(1,105)	(2,125)
Other		(3,285)	(3,048)
GROSS ADDED VALUE		736,342	529,275
DEPRECIATION AND AMORTIZATION		(19)	(23)
NET ADDED VALUE PRODUCED BY THE COMPANY		736,323	529,252
ADDED VALUE RECEIVED FROM TRANSFER	15a l	2,133,010	2,459,786
TOTAL ADDED VALUE TO BE DISTRIBUTED		2,869,333	2,989,038
DISTRIBUTION OF ADDED VALUE		2,869,333	2,989,038
Personnel		48,431	47,539
Compensation		47,712	46,585
Benefits		584	604
FGTS – government severance pay fund		135	350
Taxes, fees and contributions		54,004	65,564
Federal		53,990	65,540
Municipal		14	24
Return on third parties’ assets - Rent		93	108
Return on own assets		2,766,805	2,875,827
Dividends and interest on capital		742,003	774,664
Retained earnings (loss) for the period		2,024,802	2,101,163

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO MARCH 31, 2012 AND 2011

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio to credit operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4k). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation		Interest in voting capital at		Interest in voting capital at
		country	Activity	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	(1)	Portugal	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Biu Participações S.A.		Brazil	Holding company	66.15%	66.15%	66.15%	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.96%	99.96%	99.96%	99.96%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú USA, INC.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	Technology services	100.00%	99.99%	100.00%	99.99%
Redecard S.A.	(3)	Brazil	Acquirer	50.00%	50.00%	50.00%	50.00%
Unibanco Cayman Bank Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A. (Note 2a)		Brazil	Holding company	100.00%	100.00%	100.00%	51.00%

Joint ventures
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%

(1)	New company name of Banco Itaú Europa S.A.;
(2)	Does not include Redeemable Preferred Shares (Note 10f);
(3)	Fully consolidated company whose share capital is 50% plus 17 shares.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at March 31, 2012, according to present regulation, are as follows:

	Financial	Economic-financial
	conglomerate (1)	consolidated (2)
Referential equity (3)	93,203,871	93,951,022
Basel ratio	15.6%	16.1%
Tier I	12.1%	12.5%
Tier II	3.5%	3.6%
Fixed assets ratio (4)	45.0%	14.1%
Excess capital in relation to fixed assets	4,660,880	33,751,132

(1)	Consolidated financial statements including financial companies only;
(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;
(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;
(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

As approved by the Central Bank of Brazil on April 13, 2012, issues of subordinated debt, which total R$ 711,000, can be included in Referential Equity for Tier II.

In addition, issues of subordinated debt, in the amount of R$ 860,000 as of March 31, 2012, are pending approval in order to be included in the Tier II. Should we consider these issues, the Basel ratios would be affected by 0.3%.

Management considers the current Basel ratio (15.6%, based on Financial conglomerate) to be adequate, taking into account the following:

a)	It exceeds by 4.6 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 16.6%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, 3,498, of June 28, 2010 and 3,568, of December 21, 2011, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circulars Nos. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,568, of December 21, 2011, changes the provisions of Circulars Nos. 3,361, of September 12, 2007, 3,388, of June 4, 2008, 3,389, of June 25, 2008, 3,478 of December 24, 2009 and 3,498, of June 28, 2010, which set forth the procedures for calculation of the portion related to market risk. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from December 31, 2012. Should the new rules already be applicable, the ratios would be reduced by about 0.6%.

The Referential Equity used for calculation of ratios and composition of risk exposures at March 31, 2012, are as follows:

	Financial conglomerate		Economic-financial consolidated
Stockholders' Equity ITAÚ UNIBANCO HOLDING S.A. (Consolidated)	72,484,251		72,484,251
Minority interest in subsidiaries	1,156,327		1,904,320
Consolidated stockholders’ equity (BACEN)	73,640,578		74,388,571
Deferred tax assets excluded from Tier I	(593,180)		(593,180)
Deferred permanent assets excluded from Tier I	(265,983)		(266,825)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	47,754		47,249
Preferred shares with clause of redemption excluded from Tier I	(716,294)		(716,294)
Tier I	72,112,875		72,859,521
Subordinated debt	20,885,126		20,885,126
Preferred shares with clause of redemption	286,518		286,518
Adjustments to market value -securities and derivative financial instruments	(47,754)		(47,249)
Tier II	21,123,890		21,124,395
Tier I + Tier II	93,236,765		93,983,916
Exclusions:
Funding instruments issued by financial institutions	(32,894)		(32,894)
Referential equity	93,203,871		93,951,022
Risk exposure:
Exposure weighted by credit risk (EPR)	541,694,009		526,233,191
Portion required for credit risk coverage (PEPR)	59,586,341	90.8%	57,885,651	90.0%
a) Per weighting factor (FPR):
FPR at 20%	222,945	0.3%	354,950	0.6%
FPR at 35%	175,058	0.3%	175,053	0.3%
FPR at 50%	3,600,056	5.5%	4,597,625	7.1%
FPR at 75%	13,984,011	21.3%	13,585,089	21.1%
FPR at 100%	38,504,471	58.7%	35,995,949	56.0%
FPR at 150%	1,429,312	2.2%	1,426,767	2.2%
FPR at 300%	1,361,140	2.1%	1,437,570	2.2%
Derivatives – potential future gain	309,348	0.5%	312,648	0.5%
b) Per type:
Securities	2,994,073	4.6%	3,050,542	4.7%
Loan operations - Retail	11,164,614	17.0%	10,890,902	16.9%
Loan operations – Non-retail	20,678,822	31.5%	20,689,631	32.2%
Joint obligations - Retail	45,834	0.1%	45,834	0.1%
Joint obligations – Non-Retail	5,782,436	8.8%	5,780,424	9.0%
Loan commitments - Retail	2,773,563	4.2%	2,648,352	4.1%
Loan commitments – Non-retail	1,722,726	2.6%	1,723,276	2.7%
Other exposures	14,424,273	22.0%	13,056,690	20.3%
Portion required for operational risk coverage (POPR)	3,963,038	6.0%	4,394,343	6.8%
Retail	607,295	0.9%	607,295	0.9%
Commercial	958,143	1.5%	958,143	1.5%
Corporate finance	88,434	0.1%	88,434	0.1%
Negotiation and sales	1,690,686	2.6%	1,690,686	2.6%
Payments and settlements	272,089	0.4%	272,089	0.4%
Financial agent services	138,567	0.2%	138,567	0.2%
Asset management	192,292	0.3%	192,292	0.3%
Retail brokerage	15,532	0.0%	15,532	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	431,305	0.7%
Portion required for market risk coverage:	2,088,491	3.2%	2,050,960	3.2%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	1,865,429	2.8%	1,827,898	2.8%
Fixed rate denominated in Real (PJUR1)	459,566	0.7%	459,825	0.7%
Foreign currency coupon (PJUR2)	845,683	1.3%	807,893	1.3%
Price index coupon (PJUR3)	417,999	0.6%	417,999	0.6%
Interest rate coupon (PJUR 4)	142,181	0.2%	142,181	0.2%
Operations subject to commodity price variation (PCOM)	112,330	0.2%	112,330	0.2%
Operations subject to stock price variation (PACS)	110,732	0.2%	110,732	0.2%
Required Referential Equity	65,637,870	100.0%	64,330,954	100.0%

Excess capital in relation to Required Referential Equity	27,566,001	42.0%	29,620,068	46.0%

Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	596,707,913		584,826,857

Ratio (%)	15.6		16.1

Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,335,421		1,582,218

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2011	92,560,637	579,338,319	16.0%	93,111,393	568,693,094	16.4%
Net income for the period	3,401,336	-	0.6%	3,616,228	-	0.6%
Interest on capital and dividends	(743,452)	-	-0.1%	(743,452)	-	-0.1%
Granting of options recognized	43,507	-	0.0%	43,507	-	0.0%
Granting of stock options – exercised options in the period	166,704	-	0.0%	166,704	-	0.0%
Asset valuation adjustment	91,389	-	0.0%	91,389	-	0.0%
Subordinated debt and redeemable preferred shares	(531,416)	-	-0.1%	(531,416)	-	-0.1%
Treasury shares	-	-	0.0%	-	-	0.0%
Deferred assets excluded from Tier I of referential equity	(28,311)	(28,311)	0.0%	(28,588)	(28,588)	0.0%
Other changes in referential equity	(1,756,523)	-	-0.3%	(1,774,743)	-	-0.3%
Changes in risk exposure	-	17,397,905	-0.5%	-	16,162,351	-0.4%
Ratio at 03/31/2012	93,203,871	596,707,913	15.6%	93,951,022	584,826,857	16.1%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados (National Consel of Private Insurance), following the worldwide trend towards the strengthening of the insurance market, published Resolution No. 227 of December 6, 2010 (which revoked Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance and pension plan companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

The adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and pension plan activities is higher than the required regulatory capital of R$ 713.743 (R$ 1.473.822 at March 31, 2011) in Itaú Seguros S.A. and R$ 399.867 (R$ 1.232.979 at March 31, 2011) in Itaú Vida e Previdência S.A.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4n I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h) Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

k)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

l)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

m)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

n)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -  Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II - Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I-	Insurance:

•	Provision for Unearned Premiums (PPNG) – recognized based on premiums issued, calculated “pro rata die”, and represents the portion of premium corresponding to the policy period not yet elapsed; Provision for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Provision for Premium Deficiency – recognized according to the Technical Actuarial Note if a premium deficiency is found;

•	Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

II.II -    Pension Plan and Individual life with living benefits - The mathematical provisions represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity, and are calculated according to the method of accounting provided for in the contract.

•	Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient premiums or contributions;

•	Provision for unexpired risks – recognized to include the estimate of outstanding risks which have not expired;

•	Provision for events incurred but not reported (IBNR) – recognized based on the estimated amounts of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

II.III -    Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

o)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -  Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p) Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5,00%

(1)  For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15%. For non-financial and pension plan subsidiaries, the rate is 9%.

(2)  For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	3/31/2012	3/31/2011
Cash and cash equivalents	10,551,243	11,762,032
Interbank deposits	13,780,524	5,805,174
Securities purchased under agreements to resell – Funded position	48,184,835	15,640,059
TOTAL	72,516,602	33,207,265

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	3/31/2012	3/31/2011
Cash and cash equivalents	14,445	4,058
Securities purchased under agreements to resell – Funded position	54,894	119,563
TOTAL	69,339	123,621

NOTE 6 - INTERBANK INVESTMENTS

	3/31/2012						3/31/2011
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	73,659,584	43,725,128	4,069	6	117,388,787	81.3	83,795,752	84.1
Funded position (*)	48,356,706	11,058,693	4,069	5	59,419,473	41.1	28,526,138	28.6
Financed position	23,464,540	17,374,673	-	1	40,839,214	28.3	42,508,105	42.7
With free movement	5,101,504	17,374,451	-	-	22,475,955	15.6	30,972,269	31.1
Without free movement	18,363,036	222	-	1	18,363,259	12.7	11,535,836	11.6
Short position	1,838,338	15,291,762	-	-	17,130,100	11.9	12,761,509	12.8

Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,395,574	256,401	59,298	-	2,711,273	1.9	3,242,730	3.3
Interbank deposits	13,948,281	5,268,605	2,342,749	2,739,288	24,298,923	16.8	12,589,656	12.6
TOTAL	90,003,439	49,250,134	2,406,116	2,739,294	144,398,983		99,628,138
% per maturity term	62.3	34.1	1.7	1.9
TOTAL – 03/31/2011	42,428,635	54,464,099	1,942,682	792,722	99,628,138
% per maturity term	42.6	54.7	1.9	0.8

(*)	Includes R$ 7.835.585 (R$ 9,992,343 at 03/31/2011) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 54,894 (R$ 119,563 at 03/31/2011) and Interbank deposits with maturity of 181 to 365 days of R$ 24,270,755, and over 365 days amounting to R$ 13,654,142 (R$ 17,993,982 at 03/31/2011).

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	3/31/2012											3/31/2011
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	87,678,127	232,347	576,090	88,486,564	43.9	1,200,880	20,699	13,955,517	5,585,198	16,594,539	51,129,731	86,233,683
Financial Treasury Bills	31,526,716	40,965	1,960	31,569,641	15.7	-	-	3,082,779	357,305	6,179,939	21,949,618	30,563,589
National Treasury Bills	22,521,103	20,739	27,404	22,569,246	11.2	895,827	-	10,051,751	1,537,334	5,660,657	4,423,677	20,591,927
National Treasury Notes	23,642,845	132,192	218,561	23,993,598	11.9	6,855	10,186	781,976	3,681,703	4,577,096	14,935,782	28,314,058
National Treasury/Securitization	282,273	547	(3,655)	279,165	0.1	1,750	3,181	2,443	1,282	5,560	264,949	302,442
Brazilian External Debt Bonds	9,626,355	37,904	331,729	9,995,988	5.0	218,280	7,332	36,278	7,574	170,819	9,555,705	6,221,129
Investments in non-exclusive funds	78,168	-	-	78,168	0.0	78,168	-	-	-	-	-	64,126
Other	667	-	91	758	0.0	-	-	290	-	468	-	176,412
GOVERNMENT SECURITIES - ABROAD	7,037,621	10,854	(17,403)	7,031,072	3.7	915,179	911,380	1,087,518	2,899,993	110,984	1,106,018	6,509,423
Argentina	173,678	(3,364)	-	170,314	0.1	5,928	51,532	60,596	-	9,151	43,107	271,374
Central Bank	28,045	(1,660)	-	26,385	0.0	-	-	-	-	168	26,217	37,266
National Treasury	145,633	(1,704)	-	143,929	0.1	5,928	51,532	60,596	-	8,983	16,890	234,108
Denmark	1,790,252	-	-	1,790,252	0.9	-	344,689	-	1,445,563	-	-	3,548,047
Spain	-	-	-	-	-	-	-	-	-	-	-	728,722
Korea	1,639,570	-	1	1,639,571	0.8	181,500	209,022	-	1,249,049	-	-	288,371
Chile	1,662,649	(414)	508	1,662,743	0.8	307,106	256,732	1,008,106	38,068	8,647	44,084	426,790
Paraguay	349,383	-	(19,911)	329,472	0.2	231,826	-	383	33,486	12,199	51,578	390,933
Uruguay	187,270	210	1,608	189,088	0.1	21,208	49,405	17,731	57,646	42,415	683	161,701
United States	819,716	11,182	(21)	830,877	0.4	165,182	-	610	76,181	-	588,904	672,873
France	24,861	-	394	25,255	0.0	-	-	-	-	12,560	12,695	-
Mexico	355,691	3,205	-	358,896	0.2	-	-	-	-	3	358,893	19,215
Other	34,551	35	18	34,604	0.0	2,429	-	92	-	26,009	6,074	1,397
CORPORATE SECURITIES	34,352,005	96,883	388,644	34,837,532	17.5	5,350,272	956,698	960,588	3,337,582	4,660,802	19,571,590	31,033,065
Eurobonds and others	5,727,122	22,759	146,611	5,896,492	2.9	349,161	138,503	51,604	993,864	751,741	3,611,619	5,719,872
Bank deposit certificates	959,428	-	(353)	959,075	0.5	47,487	356,242	103,764	287,646	-	163,936	2,884,770
Shares	2,906,260	21,611	(8,264)	2,919,607	1.4	2,919,607	-	-	-	-	-	3,707,194
Debentures	9,783,967	1,792	30,986	9,816,745	4.9	2,783	-	558,625	502,300	1,713,379	7,039,658	7,458,706
Promissory notes	737,320	-	51	737,371	0.4	58,227	197,060	-	482,084	-	-	1,063,657
Fund quotas	1,897,209	49,160	3,966	1,950,335	1.0	1,946,176	-	-	-	-	4,159	1,825,952
Fixed income	875,365	13,385	(40)	888,710	0.4	884,551	-	-	-	-	4,159	722,706
Credit rights	922,941	-	-	922,941	0.5	922,941	-	-	-	-	-	840,401
Variable income	98,903	35,775	4,006	138,684	0.1	138,684	-	-	-	-	-	262,845
Securitized real estate loans	8,210,986	1,573	215,467	8,428,026	4.2	26,831	114,612	235,173	252,264	830,778	6,968,368	7,803,531
Financial bills	3,779,048	(12)	(100)	3,778,936	2.0	-	-	-	790,754	1,348,273	1,639,909	569,383
Other	350,665	-	280	350,945	0.3	-	150,281	11,422	28,670	16,631	143,941	-
PGBL/VGBL FUND QUOTAS (1)	61,637,729	-	-	61,637,729	30.6	61,637,729	-	-	-	-	-	48,554,392
SUBTOTAL - SECURITIES	190,705,482	340,084	947,331	191,992,897	95.2	69,104,060	1,888,777	16,003,623	11,822,773	21,366,325	71,807,339	172,330,563
Trading securities	135,550,435	340,084	-	135,890,519	67.4	64,955,964	375,202	12,314,105	3,025,886	13,664,243	41,555,119	127,982,251
Available-for-sale securities	52,144,801	-	947,331	53,092,132	26.3	4,148,054	1,513,575	3,659,409	8,793,402	7,523,476	27,454,216	41,232,470
Held-to-maturity securities (2)	3,010,246	-	-	3,010,246	1.5	42	-	30,109	3,485	178,606	2,798,004	3,115,842
DERIVATIVE FINANCIAL INSTRUMENTS	8,665,710	957,584	-	9,623,294	4.8	1,493,272	1,494,228	1,472,313	722,243	963,509	3,477,729	10,840,557
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	199,371,192	1,297,668	947,331	201,616,191	100.0	70,597,332	3,383,005	17,475,936	12,545,016	22,329,834	75,285,068	183,171,120
						39.0%	0.9%	7.9%	5.9%	10.6%	35.6%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(6,349,155)	(1,233,917)	(39,905)	(7,622,977)	100.0	(1,253,151)	(510,051)	(1,301,993)	(832,289)	(1,010,190)	(2,715,303)	(7,733,741)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Unrecorded positive adjustment to market value in the amount of R$ 774,672 (R$ 576,785 at 03/31/2011), according to Note 7e.

b) Summary by portfolio

	3/31/2012
		Restricted to				Assets
	Own portfolio	Repurchase agreements	Pledging of guarantees (*)	Central Bank	Derivative financial instruments	guaranteeing technical provisions (Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	21,870,853	42,630,493	6,576,186	12,485,831	-	4,923,201	88,486,564
Financial Treasury Bills	10,047,086	4,479,545	4,348,892	12,091,041	-	603,077	31,569,641
National Treasury Bills	5,241,899	16,173,105	1,045,923	-	-	108,319	22,569,246
National Treasury Notes	3,000,752	15,204,880	1,181,371	394,790	-	4,211,805	23,993,598
National Treasury/Securitization	279,165	-	-	-	-	-	279,165
Brazilian External Debt Bonds	3,223,025	6,772,963	-	-	-	-	9,995,988
Investments in non-exclusive funds	78,168	-	-	-	-	-	78,168
Other	758	-	-	-	-	-	758
GOVERNMENT SECURITIES - ABROAD	6,220,084	376,278	421,817	-	-	12,893	7,031,072
Argentina	136,328	33,986	-	-	-	-	170,314
Central Bank	26,385	-	-	-	-	-	26,385
National Treasury	109,943	33,986	-	-	-	-	143,929
Denmark	1,445,563	-	344,689	-	-	-	1,790,252
Korea	1,639,571	-	-	-	-	-	1,639,571
Chile	1,633,331	15,437	1,082	-	-	12,893	1,662,743
Paraguay	329,472	-	-	-	-	-	329,472
Uruguay	188,405	-	683	-	-	-	189,088
United States	446,972	308,634	75,271	-	-	-	830,877
Mexico	340,675	18,221	-	-	-	-	358,896
France	25,255	-	-	-	-	-	25,255
Other	34,512	-	92	-	-	-	34,604
CORPORATE SECURITIES	27,310,240	2,139,643	288,497	-	-	5,099,152	34,837,532
Eurobonds and other	3,877,678	2,018,814	-	-	-	-	5,896,492
Bank deposit certificates	204,483	116,158	10,561	-	-	627,873	959,075
Shares	2,912,855	4,667	2,085	-	-	-	2,919,607
Debentures	8,492,116	4	275,473	-	-	1,049,152	9,816,745
Promissory notes	509,414	-	-	-	-	227,957	737,371
Fund quotas	1,498,284	-	378	-	-	451,673	1,950,335
Fixed income	467,930	-	378	-	-	420,402	888,710
Credit rights	891,670	-	-	-	-	31,271	922,941
Variable income	138,684	-	-	-	-	-	138,684
Securitized real estate loans	8,414,397	-	-	-	-	13,629	8,428,026
Financial bills	1,050,068	-	-	-	-	2,728,868	3,778,936
Other	350,945	-	-	-	-	-	350,945
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	61,637,729	61,637,729
SUBTOTAL - SECURITIES	55,401,177	45,146,414	7,286,500	12,485,831	-	71,672,975	191,992,897
Trading securities	21,640,060	29,768,670	4,893,763	12,123,063	-	67,464,963	135,890,519
Available-for-sale securities	33,713,714	15,234,516	2,374,946	362,768	-	1,406,188	53,092,132
Held-to-maturity securities	47,403	143,228	17,791	-	-	2,801,824	3,010,246
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	9,623,294	-	9,623,294
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	55,401,177	45,146,414	7,286,500	12,485,831	9,623,294	71,672,975	201,616,191
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 03/31/2011	55,292,000	49,019,828	8,729,767	2,250,440	10,840,557	57,038,528	183,171,120

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	3/31/2012										3/31/2011
	Cost	Adjustment to market value (in results)	Market value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	63,790,005	232,347	64,022,352	47.0	1,167,174	13,129	12,103,192	1,663,575	12,197,480	36,877,802	69,605,607
Financial Treasury Bills	28,470,784	40,965	28,511,749	21.0	-	-	2,747,154	232,110	3,841,892	21,690,593	26,581,799
National Treasury Bills	18,392,676	20,739	18,413,415	13.5	895,827	-	8,562,439	834,276	4,213,549	3,907,324	19,727,066
National Treasury Notes	15,832,878	132,192	15,965,070	11.6	6,759	9,948	781,589	588,333	4,076,184	10,502,257	22,399,656
National Treasury/Securitization	21,264	547	21,811	0.0	1,750	3,181	2,443	1,282	5,560	7,595	45,639
Brazilian External Debt Bonds	994,235	37,904	1,032,139	0.8	184,670	-	9,567	7,574	60,295	770,033	776,367
Investments in non-exclusive funds	78,168	-	78,168	0.1	78,168	-	-	-	-	-	64,126
Other	-	-	-	-	-	-	-	-	-	-	10,954
GOVERNMENT SECURITIES - ABROAD	1,212,015	10,854	1,222,869	0.9	16,980	55,984	128,974	5,288	19,079	996,564	239,574
Argentina	173,678	(3,364)	170,314	0.1	5,928	51,532	60,596	-	9,151	43,107	184,863
Central Bank	28,045	(1,660)	26,385	0.0	-	-	-	-	168	26,217	37,266
National Treasury	145,633	(1,704)	143,929	0.1	5,928	51,532	60,596	-	8,983	16,890	147,597
Chile	70,532	(414)	70,118	0.1	-	2,304	67,768	46	-	-	2,510
Uruguay	24,818	210	25,028	0.0	8,623	2,148	-	4,332	9,925	-	28,987
United States	579,059	11,182	590,241	0.4	-	-	610	910	-	588,721	2,602
Mexico	355,691	3,205	358,896	0.3	-	-	-	-	3	358,893	19,215
Other	8,237	35	8,272	0.0	2,429	-	-	-	-	5,843	1,397
CORPORATE SECURITIES	8,910,685	96,883	9,007,568	6.7	2,134,081	306,089	81,938	1,357,023	1,447,684	3,680,753	9,582,678
Eurobonds and other	1,544,061	22,759	1,566,820	1.2	3,013	2,127	132	151,590	88,480	1,321,478	2,271,061
Bank deposit certificates	659,714	-	659,714	0.5	10,245	303,962	-	181,711	-	163,796	2,328,725
Shares	903,139	21,611	924,750	0.7	924,750	-	-	-	-	-	1,308,766
Debentures	1,386,648	1,792	1,388,440	1.0	535	-	81,806	54,431	193,042	1,058,626	1,316,438
Promissory notes	243,598	-	243,598	0.2	-	-	-	243,598	-	-	101,353
Fund quotas	1,146,378	49,160	1,195,538	0.9	1,195,538	-	-	-	-	-	1,106,576
Fixed income	854,709	13,385	868,094	0.6	868,094	-	-	-	-	-	699,360
Credit rights	220,863	-	220,863	0.2	220,863	-	-	-	-	-	194,128
Variable income	70,806	35,775	106,581	0.1	106,581	-	-	-	-	-	213,088
Securitized real estate loans	21,526	1,573	23,099	0.0	-	-	-	-	-	23,099	594,653
Financial bills	3,005,621	(12)	3,005,609	2.2	-	-	-	725,693	1,166,162	1,113,754	555,106
PGBL/VGBL FUND QUOTAS	61,637,729	-	61,637,729	45.4	61,637,729	-	-	-	-	-	48,554,392
Total	135,550,434	340,084	135,890,518	100.0	64,955,964	375,202	12,314,104	3,025,886	13,664,243	41,555,119	127,982,251
% per maturity term					47.8	0.3	9.1	2.2	10.1	30.6
Total 3/31/2011	127,767,649	214,602	127,982,251	100.0	53,507,229	6,347,845	8,783,515	5,760,466	16,202,268	37,380,928
% per maturity term					41.8	5.0	6.9	4.5	12.7	29.2

At March 31, 2012, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 6,665 (R$ 5,979 at 03/31/2011 with maturity over 365 days) with maturity of 91 to 180 days.

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2012										03/31/2011
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	20,974,924	576,090	21,551,014	40.6	33,706	7,570	1,852,324	3,921,623	4,264,660	11,471,131	13,689,134
Financial Treasury Bills	3,055,931	1,960	3,057,891	5.8	-	-	335,624	125,195	2,338,047	259,025	3,981,790
National Treasury Bills	4,128,427	27,404	4,155,831	7.8	-	-	1,489,312	703,058	1,447,108	516,353	864,861
National Treasury Notes	5,004,639	218,561	5,223,200	9.8	96	238	387	3,093,370	476,382	1,652,727	3,195,319
National Treasury/Securitization	261,009	(3,655)	257,354	0.5	-	-	-	-	-	257,354	256,803
Brazilian External Debt Bonds	8,524,251	331,729	8,855,980	16.7	33,610	7,332	26,711	-	2,655	8,785,672	5,224,911
Other	667	91	758	0.0	-	-	290	-	468	-	165,450
GOVERNMENT SECURITIES - ABROAD	5,825,597	(17,403)	5,808,194	10.9	898,199	855,396	958,544	2,894,705	91,905	109,445	6,254,328
Argentina	-	-	-	-	-	-	-	-	-	-	86,511
Denmark	1,790,252	-	1,790,252	3.4	-	344,689	-	1,445,563	-	-	3,548,047
Spain	-	-	-	-	-	-	-	-	-	-	728,722
Korea	1,639,570	1	1,639,571	3.1	181,500	209,022	-	1,249,049	-	-	288,371
Chile	1,592,117	508	1,592,625	3.0	307,106	254,428	940,338	38,022	8,647	44,084	424,280
Paraguay	349,383	(19,911)	329,472	0.6	231,826	-	383	33,486	12,199	51,578	390,933
Uruguay	162,452	1,608	164,060	0.3	12,585	47,257	17,731	53,314	32,490	683	117,193
United States	240,657	(21)	240,636	0.5	165,182	-	-	75,271	-	183	670,271
France	24,861	394	25,255	0.0	-	-	-	-	12,560	12,695	-
Other	26,305	18	26,323	0.0	-	-	92	-	26,009	222	-
CORPORATE SECURITIES	25,344,280	388,644	25,732,924	48.5	3,216,149	650,609	848,541	1,977,074	3,166,911	15,873,640	21,289,008
Eurobonds and other	4,119,430	146,611	4,266,041	8.0	346,148	136,376	51,245	842,274	617,054	2,272,944	3,323,365
Bank deposit certificate	299,714	(353)	299,361	0.5	37,242	52,280	103,764	105,935	-	140	556,045
Shares	2,003,079	(8,264)	1,994,815	3.8	1,994,815	-	-	-	-	-	2,398,428
Debentures	8,366,321	30,986	8,397,307	15.8	2,248	-	446,937	446,753	1,520,337	5,981,032	6,110,730
Promissory notes	493,722	51	493,773	0.9	58,227	197,060	-	238,486	-	-	962,304
Fund quotas	750,831	3,966	754,797	1.4	750,638	-	-	-	-	4,159	719,376
Fixed income	20,656	(40)	20,616	0.0	16,457	-	-	-	-	4,159	23,346
Credit rights	702,078	-	702,078	1.3	702,078	-	-	-	-	-	646,273
Variable income	28,097	4,006	32,103	0.1	32,103	-	-	-	-	-	49,757
Securitized real estate loans	8,187,091	215,467	8,402,558	15.8	26,831	114,612	235,173	249,895	830,778	6,945,269	7,204,483
Financial Bills	773,427	(100)	773,327	2.3	-	-	-	65,061	182,111	526,155	-
Other	350,665	280	350,945	-	-	150,281	11,422	28,670	16,631	143,941	14,277
TOTAL	52,144,801	947,331	53,092,132	100.0	4,148,054	1,513,575	3,659,409	8,793,402	7,523,476	27,454,216	41,232,470
Adjustments of securities reclassified in prior years to the held-to-maturity category		10,514			7.8%	2.9%	6.9%	16.6%	14.2%	51.7%
Accounting adjustment - Hedge - Circular No. 3,082		(489,410)
Deferred taxes		(181,193)
Minority interest in subsidiaries		682
Adjustments of securities of unconsolidated affiliates		(335,677)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 03/31/2012		(47,753)
TOTAL 03/31/2011	41,015,661	216,809	41,232,470	100.0	3,913,438	2,884,049	1,509,821	6,096,520	2,702,830	24,125,812
Adjustments of securities reclassified in prior years to the held-to-maturity category		11,943			9.4%	7.0%	3.7%	14.8%	6.6%	58.5%
Accounting adjustment - Hedge - Circular No. 3,082		25,035
Deferred taxes		(97,740)
Minority interest in subsidiaries		(4,363)
Adjustments of securities of unconsolidated affiliates		(206,245)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 03/31/2012		(54,561)

At March 31, 2012, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 7,308 with maturity of 91 to 180 days (R$ 6,556 at 03/31/2011 with maturity over 365 days).

41

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at March 31, 2012, not considered in results, are the amounts of R$ 10,514 (R$ 11,943 at 03/31/2011) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 774,672 (R$ 576,785 at 03/31/2011).

	03/31/2012								03/31/2011
	Carrying value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	2,913,197	96.8	-	-	-	-	132,399	2,780,798	2,938,942
National Treasury Notes (*)	2,805,328	93.2	-	-	-	-	24,530	2,780,798	2,719,083
Brazilian External Debt Bonds	107,869	3.6	-	-	-	-	107,869	-	219,851
Other	-	-	-	-	-	-	-	-	8
GOVERNMENT SECURITIES - ABROAD	9	0.0	-	-	-	-	-	9	15,521
Uruguay	-	-	-	-	-	-	-	-	15,521
Other	9	0.0	-	-	-	-	-	9	-
CORPORATE SECURITIES	97,040	3.2	42	-	30,109	3,485	46,207	17,197	161,379
Eurobonds and other	63,631	2.1	-	-	227	-	46,207	17,197	125,446
Share	42	0.0	42		-	-	-	-	-
Debentures (*)	30,998	1.0	-	-	29,882	1,116	-	-	31,538
Securitized real estate loans (*)	2,369	0.1	-	-	-	2,369	-	-	4,395
Total	3,010,246	100.0	42	-	30,109	3,485	178,606	2,798,004	3,115,842
% per maturity term			0.0	-	1.0	0.1	5.9	92.9
Total 03/31/2011	3,115,842	100.0	-	-	133,473	73,491	35,933	2,872,945
% per maturity term			-	-	4.3	2.4	1.2	92.2

 (*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,039,237 (R$1,890,003 at 03/31/2011).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 03/31/2012	01/01 to 03/31/2011
Gain (loss) - Trading securities	352,996	(52,441)
Gain (loss) – Available-for-sale securities	251,991	50,234
Total realized gain	604,987	(2,207)
Adjustment to market value of trading securities	313,386	(37,743)
Total	918,373	(39,950)

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

42

h) Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at March 31, 2012, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 5,103,082 (R$ 6,098,945 at March 31, 2011) and was basically composed of government securities.

43

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	03/31/2012	03/31/2011	03/31/2012	03/31/2012	03/31/2012	03/31/2011
Futures contracts	339,060,513	299,728,384	40,103	(67,646)	(27,543)	(243)
Purchase commitments	104,414,733	89,310,374	63,706	2,350	66,056	44,159
Foreign currency	7,055,303	11,627,702	8,613	1,886	10,499	1,337
Interbank market	84,805,528	63,279,853	8,668	(450)	8,218	2,505
Indices	12,178,994	12,493,899	44,695	914	45,609	9,693
Securities	245,921	1,753,521	-	-	-	(230)
Commodities	128,987	-	1,730	-	1,730	-
Other	-	155,399	-	-	-	30,854
Commitments to sell	234,645,780	210,418,010	(23,603)	(69,996)	(93,599)	(44,402)
Foreign currency	8,415,062	22,126,760	(877)	(63,994)	(64,871)	(18,738)
Interbank market	134,676,963	152,278,635	(3,208)	(136)	(3,344)	(12,043)
Indices	-	7,443,159	-	-	-	157
Fixed rates	81,885,665	25,082,354	(18,183)	3,663	(14,520)	12,338
Securities	8,881,440	2,519,760	-	(52)	(52)	(305)
Commodities	786,650	-	(1,335)	(9,477)	(10,812)	-
Other	-	967,342	-	-	-	(25,811)
Swap contracts			52,610	(318,303)	(265,693)	1,004,871
Asset position	95,287,951	73,827,387	1,752,720	907,054	2,659,774	3,263,342
Foreign currency	9,520,889	5,951,405	329,649	89,107	418,756	34,212
Interbank market	37,857,017	37,147,498	490,620	8,174	498,794	1,710,929
Fixed rates	20,940,929	10,234,015	233,852	237,234	471,086	297,340
Floating rate	3,506,143	836,220	1,080	5,842	6,922	19,639
Indices	23,137,972	18,636,614	688,802	553,576	1,242,378	1,188,694
Securities	-	183,001	-	-	-	(565)
Commodities	2,501	-	-	-	-	-
Other	322,500	838,634	8,717	13,121	21,838	13,093
Liability position	95,235,341	73,063,997	(1,700,110)	(1,225,357)	(2,925,467)	(2,258,471)
Foreign currency	11,488,897	10,421,388	(440,684)	(74,416)	(515,100)	(286,097)
Interbank market	24,028,561	21,071,974	(85,578)	42,019	(43,559)	(310,998)
Fixed rates	23,323,304	9,820,935	(221,858)	(422,919)	(644,777)	(264,597)
Floating rate	5,475,848	2,859,729	(40,741)	(4,417)	(45,158)	(3,864)
Indices	30,324,781	27,040,248	(811,983)	(792,940)	(1,604,923)	(1,282,127)
Securities	112,241	80,811	(89,647)	30,237	(59,410)	(463)
Commodities	99,316	-	(4,812)	(208)	(5,020)	-
Other	382,393	1,768,912	(4,807)	(2,713)	(7,520)	(110,325)
Option contracts	800,916,666	2,651,092,374	768,907	(226,753)	542,154	436,079
Purchase commitments - long position	198,122,648	829,952,235	971,689	(292,947)	678,742	950,704
Foreign currency	16,771,843	13,998,987	637,965	(243,718)	394,247	295,923
Interbank market	31,284,791	685,938,950	49,463	(36,569)	12,894	342,489
Floating rate	310,960	296,147	1,435	(1,249)	186	1,352
Indices	147,604,347	126,310,717	191,882	(72,663)	119,219	78,986
Securities	1,526,845	3,077,873	75,433	55,212	130,645	199,345
Commodities	513,703	-	14,985	1,807	16,792	-
Other	110,159	329,561	526	4,233	4,759	32,609
Commitments to sell - long position	223,472,587	644,863,698	1,293,883	137,514	1,431,397	1,024,672
Foreign currency	10,178,498	11,864,995	152,137	(18,673)	133,464	159,289
Interbank market	37,675,185	543,614,862	56,128	24,432	80,560	80,994
Fixed rates	-	1,628	-	-	-	86
Floating rate	179,641	345,175	589	(268)	321	346
Indices	169,965,192	84,911,972	231,720	9,398	241,118	64,257
Securities	2,683,666	4,035,638	801,042	123,868	924,910	719,204
Commodities	2,528,865	-	41,153	(12,193)	28,960	-
Other	261,540	89,428	11,114	10,950	22,064	496
Purchase commitments - short position	142,802,717	534,914,061	(802,632)	51,821	(750,811)	(973,762)
Foreign currency	9,064,342	11,385,598	(337,359)	(48,498)	(385,857)	(258,930)
Interbank market	17,134,671	439,219,669	(32,084)	25,985	(6,099)	(323,696)
Fixed rates	-	-	-	-	-	(4,531)
Indices	114,269,604	82,431,962	(360,235)	126,698	(233,537)	(277,874)
Securities	1,444,725	1,772,074	(51,651)	(59,794)	(111,445)	(100,704)
Commodities	793,146	-	(21,208)	11,623	(9,585)	-
Other	96,229	104,758	(95)	(4,193)	(4,288)	(8,027)
Commitments to sell - short position	236,518,714	641,362,380	(694,033)	(123,141)	(817,174)	(565,535)
Foreign currency	12,279,531	12,164,127	(250,974)	121,691	(129,283)	(322,861)
Interbank market	45,017,543	546,589,420	(113,997)	(151,774)	(265,771)	(129,656)
Fixed rates	-	1,628	-	-	-	4,975
Floating rate	-	65,116	-	347	347	1,117
Indices	177,323,815	80,136,663	(203,898)	(27,635)	(231,533)	(25,536)
Securities	1,413,428	2,262,615	(102,673)	(58,331)	(161,004)	(90,436)
Commodities	209,544	-	(11,029)	3,377	(7,652)	-
Other	274,853	142,811	(11,462)	(10,816)	(22,278)	(3,138)
Forward contracts	18,081,329	15,146,731	804,045	9,255	813,300	1,593,201
Purchases receivable	7,490,123	1,988,812	1,629,093	6,760	1,635,853	1,744,517
Foreign currency	5,561,923	158,852	259,304	6,423	265,727	1,624
Interbank market	523,665	-	-	1	1	-
Fixed rates	958,970	1,105,290	958,974	(78)	958,896	1,104,567
Floating rate	407,524	612,931	407,515	(79)	407,436	612,522
Securities	1,868	-	1,871	49	1,920	-
Commodities	27,956	-	1,027	466	1,493	-
Other	8,217	111,739	402	(22)	380	25,804
Purchases payable	2,688,262	6,239,610	(1,472,326)	5,076	(1,467,250)	(2,201,618)
Foreign currency	2,574,753	5,774,647	(89,735)	4,567	(85,168)	(461,369)
Interbank market	-	143,659	-	-	-	(5)
Fixed rates	-	-	(958,974)	78	(958,896)	(1,104,567)
Floating rate	-	-	(407,515)	79	(407,436)	(612,522)
Securities	-	-	(1,869)	5	(1,864)	-
Commodities	113,509	-	(14,233)	347	(13,886)	-
Other	-	321,304	-	-	-	(23,155)
Sales receivable	2,907,225	6,401,163	1,672,582	(3,854)	1,668,728	2,814,992
Foreign currency	1,248,133	3,735,142	34,099	(1,500)	32,599	193,994
Interbank market	2,205	-	2,178	-	2,178	-
Fixed rates	496,576	622,415	496,828	(1,451)	495,377	622,023
Floating rate	423,592	114,956	424,000	(521)	423,479	114,807
Indices	5,012	-	4,965	5	4,970	-
Securities	717,113	-	708,309	(101)	708,208	-
Commodities	7,134	-	1,875	38	1,913	-
Other	7,460	1,928,650	328	(324)	4	1,884,168
Sales deliverable	4,995,719	517,146	(1,025,304)	1,273	(1,024,031)	(764,690)
Foreign currency	4,942,149	469,365	(190,677)	(285)	(190,962)	(9,365)
Fixed rates	-	-	(395,771)	403	(395,368)	(623,938)
Floating rate	-	-	(424,000)	521	(423,479)	(114,807)
Commodities	53,570	-	(14,856)	859	(13,997)	-
Other	-	47,781	-	(225)	(225)	(16,580)

44

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable)/ paid	Adjustments to market value (in results / stockholders' equity)	Market value
	03/31/2012	03/31/2011	03/31/2012	03/31/2012	03/31/2012	03/31/2011
Credit derivatives	7,176,691	5,515,737	495,958	176,888	672,846	119,216
Asset position	3,120,007	2,551,788	689,261	86,557	775,818	205,287
Foreign currency	113,541	22,002	58	1,278	1,336	5,623
Fixed rate	2,119,011	2,009,010	689,145	52,184	741,329	195,682
Floating rate	216,830	-	-	26,836	26,836	-
Securities	663,771	520,776	49	5,969	6,018	3,982
Other	6,854	-	9	290	299	-
Liability position	4,056,684	2,963,949	(193,303)	90,331	(102,972)	(86,071)
Foreign currency	113,259	63,793	(55)	(1,241)	(1,296)	(1,662)
Fixed rate	3,281,603	2,483,299	(104,959)	9,600	(95,359)	(81,257)
Floating rate	-	-	(88,231)	88,231	-	-
Securities	654,968	416,857	(49)	(5,969)	(6,018)	(3,152)
Other	6,854	-	(9)	(290)	(299)	-
Forwards operations	34,763,039	22,721,788	(31,977)	40,748	8,771	(469,170)
Asset position	17,964,007	6,940,590	320,316	33,227	353,543	146,753
Foreign currency	17,327,853	6,443,022	312,590	33,227	345,817	139,158
Interbank market	17,801	-	437	-	437	-
Floating rate	365,331	497,568	6,339	-	6,339	7,595
Indices	11,926	-	666	-	666	-
Other	241,096	-	284	-	284	-
Liability position	16,799,032	15,781,198	(352,293)	7,521	(344,772)	(615,923)
Foreign currency	16,719,036	15,447,097	(350,800)	7,521	(343,279)	(611,900)
Interbank market	12,578	26,294	(271)	-	(271)	(708)
Floating rate	67,418	267,107	(1,222)	-	(1,222)	(3,173)
Indices	-	40,700	-	-	-	(142)
Swap with target flow	133,160	6,027	(444)	(2,357)	(2,801)	(39)
Asset position - Interbank market	66,359	3,011	-	-	-	-
Liability position - Interbank market	66,801	3,016	(444)	(2,357)	(2,801)	(39)
Target flow of swap - Asset position - Foreign currency	66,947	12,405	-	3,207	3,207	3
Other derivative financial instruments	3,985,056	4,501,686	187,353	68,720	256,073	422,898
Asset position	3,490,810	3,258,857	336,165	80,066	416,231	690,287
Foreign currency	641,010	255,206	75,973	121,277	197,250	189,507
Fixed rate	-	682,100	-	-	-	377,051
Floating rate	-	-	-	-	-	(2,287)
Securities	2,849,800	-	260,192	(41,211)	218,981	-
Other	-	2,321,551	-	-	-	126,016
Liability position	494,246	1,242,829	(148,812)	(11,346)	(160,158)	(267,389)
Foreign currency	355,761	357,535	(74,399)	(11,346)	(85,745)	(182,326)
Fixed rate	-	162,870	-	-	-	(20,388)
Securities	138,485	-	(74,413)	-	(74,413)	-
Other	-	722,424	-	-	-	(64,675)
		ASSET	8,665,709	957,584	9,623,293	10,840,557
		LIABILITIES	(6,349,155)	(1,273,822)	(7,622,977)	(7,733,741)
		TOTAL	2,316,554	(316,238)	2,000,316	3,106,816

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	3/31/2012	03/31/2011
Futures	51,662,229	123,817,594	77,974,347	85,606,343	339,060,513	299,728,384
Swaps	3,755,765	28,601,486	14,212,239	46,965,741	93,535,231	71,025,617
Options	92,434,075	292,209,807	397,273,838	18,998,946	800,916,666	2,651,092,374
Forwards (onshore)	4,989,225	7,405,230	2,663,192	3,023,682	18,081,329	15,146,731
Credit derivatives	235,051	2,044,657	946,303	3,950,680	7,176,691	5,515,737
Forwards (offshore)	7,807,810	16,300,395	7,470,163	3,184,671	34,763,039	22,721,788
Swaps with target flow	-	-	-	133,160	133,160	6,027
Target flow of swap	-	-	-	66,947	66,947	12,405
Other	69,560	457,829	767,759	2,689,908	3,985,056	4,501,686

45

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2012										03/31/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSET
Option premiums	2,265,572	(155,433)	2,110,139	21.9	223,116	214,598	542,300	311,855	73,094	745,176	1,975,376
BM&F Bovespa	1,063,674	(212,946)	850,728	8.8	130,204	80,796	447,772	163,202	28,754	-	916,705
Financial institutions	317,809	(30,529)	287,280	3.0	63,015	82,440	65,306	51,242	19,800	5,477	434,362
Companies	884,089	88,042	972,131	10.1	29,897	51,362	29,222	97,411	24,540	739,699	624,264
Individuals	-	-	-	-	-	-	-	-	-	-	45
Forwards (onshore)	3,301,675	2,906	3,304,581	34.3	1,010,898	690,329	169,068	77,311	135,994	1,220,981	4,559,509
BM&F Bovespa	717,715	(47)	717,668	7.5	137,102	574,295	6,271	-	-	-	1,883,784
Financial institutions	821,997	422	822,419	8.5	805,395	438	135	16,451	-	-	487,783
Companies	1,761,963	2,531	1,764,494	18.3	68,401	115,596	162,662	60,860	135,994	1,220,981	2,187,942
Swaps - Adjustment receivable	1,752,721	907,054	2,659,775	27.7	66,848	155,805	502,838	246,747	613,491	1,074,046	3,263,342
BM&F Bovespa	185,025	171,460	356,485	3.7	21,098	7,536	57,570	21,201	48,433	200,647	339,628
Financial institutions	179,009	136,605	315,614	3.3	2,362	64,942	46,112	65,851	58,367	77,980	405,320
Companies	1,386,047	595,912	1,981,959	20.6	42,257	82,785	398,753	159,532	503,490	795,142	2,499,133
Individuals	2,640	3,077	5,717	0.1	1,131	542	403	163	3,201	277	19,261
Credit derivatives	689,261	86,557	775,818	8.0	26,835	307,274	202,471	3,452	32,447	203,339	205,287
Financial institutions	526,267	34,453	560,720	5.8	26,835	307,274	202,437	2,357	855	20,962	29,667
Companies	162,994	52,104	215,098	2.2	-	-	34	1,095	31,592	182,377	175,620
Forwards (offshore)	320,316	33,227	353,543	3.7	63,580	99,999	53,812	65,804	31,288	39,060	146,753
Financial institutions	199,534	(1)	199,533	2.1	44,870	67,854	33,968	25,099	7,279	20,463	87,762
Companies	120,652	33,225	153,877	1.6	18,612	32,137	19,844	40,698	23,989	18,597	58,687
Individuals	130	3	133	0.0	98	8	-	7	20	-	304
Swaps with target flow - Companies	-	3,207	3,207	0.0	-	-	-	-	620	2,587	3
Other - Financial institutions	336,165	80,066	416,231	4.4	101,995	26,223	1,824	17,074	76,575	192,540	690,287
BM&F Bovespa	-	97,963	97,963	1.0	97,963	-	-	-	-	-	-
Financial institutions	234,500	(41,211)	193,289	2.0	-	9,271	145	4,453	64,294	115,126	690,287
Companies	101,665	23,314	124,979	1.4	4,032	16,952	1,679	12,621	12,281	77,414	-
Total	8,665,710	957,584	9,623,294	100.0	1,493,272	1,494,228	1,472,313	722,243	963,509	3,477,729	10,840,557
% per maturity term					15.5	15.5	15.3	7.5	10.0	36.1
Total at 03/31/2011	10,508,253	332,304	10,840,557	100.0	1,338,400	2,273,432	1,172,661	1,787,959	741,820	3,526,285
% per maturity term					12.3	21.0	10.8	16.5	6.8	32.5

46

	03/31/2012										03/31/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Futures	40,103	(67,646)	(27,543)	0.40	(1,001)	5,969	49,859	(48,930)	(10,288)	(23,152)	(243)
BM&F Bovespa	40,103	(57,839)	(17,736)	0.2	(1,900)	19,977	9,569	(13,151)	(9,062)	(23,169)	(7,855)
Financial institutions	-	(12,164)	(12,164)	0.2	899	(14,198)	39,167	(35,870)	(1,691)	(471)	3,202
Companies	-	2,357	2,357	-	-	190	1,123	91	465	488	4,410
Option premiums	(1,496,665)	(71,320)	(1,567,985)	20.5	(253,292)	(184,164)	(652,646)	(377,483)	(91,011)	(9,389)	(1,539,297)
BM&F Bovespa	(932,844)	(112,146)	(1,044,990)	13.7	(214,407)	(56,090)	(521,871)	(204,501)	(48,121)	-	(1,063,649)
Financial institutions	(475,381)	85,180	(390,201)	5.1	(37,394)	(100,604)	(101,028)	(126,648)	(20,595)	(3,932)	(448,327)
Companies	(88,440)	(44,354)	(132,794)	1.7	(1,491)	(27,470)	(29,747)	(46,334)	(22,295)	(5,457)	(27,310)
Individuals	-	-	-	-	-	-	-	-	-	-	(11)
Forwards (onshore)	(2,497,630)	6,351	(2,491,279)	32.7	(893,916)	(102,305)	(93,319)	(68,274)	(114,469)	(1,218,996)	(2,966,308)
BM&F Bovespa	(1,865)	5	(1,860)	-	(1,860)	-	-	-	-	-	(4)
Financial institutions	(824,171)	1,159	(823,012)	10.8	(821,884)	(309)	(330)	(51)	(192)	(246)	(480,327)
Companies	(1,671,594)	5,187	(1,666,407)	21.9	(70,172)	(101,996)	(92,989)	(68,223)	(114,277)	(1,218,750)	(2,485,977)
Swaps - difference payable	(1,700,111)	(1,225,356)	(2,925,467)	38.3	(57,771)	(133,156)	(540,442)	(247,443)	(607,633)	(1,339,022)	(2,258,471)
BM&F Bovespa	(358,041)	(285,966)	(644,007)	8.4	(15,914)	(9,125)	(126,727)	(22,435)	(186,521)	(283,285)	(512,665)
Financial institutions	(288,432)	(308,099)	(596,531)	7.8	(6,866)	(51,896)	(73,895)	(108,851)	(89,646)	(265,377)	(273,384)
Companies	(1,012,481)	(614,873)	(1,627,354)	21.3	(34,369)	(61,005)	(311,954)	(103,977)	(326,457)	(789,592)	(1,415,237)
Individuals	(41,157)	(16,418)	(57,575)	0.8	(622)	(11,130)	(27,866)	(12,180)	(5,009)	(768)	(57,185)
Credit derivatives	(193,303)	90,331	(102,972)	1.4	(1)	(59)	(8,640)	(3,634)	(3,227)	(87,411)	(86,071)
Financial institutions	(193,103)	94,504	(98,599)	1.3	(1)	(57)	(7,934)	(1,302)	(2,484)	(86,821)	(86,071)
Companies	(200)	(4,173)	(4,373)	0.1	-	(2)	(706)	(2,332)	(743)	(590)	-
Forwards (offshore)	(352,293)	7,521	(344,772)	5	(47,170)	(89,877)	(54,657)	(84,769)	(60,954)	(7,345)	(615,923)
Financial institutions	(288,175)	1	(288,174)	3.8	(32,675)	(77,388)	(43,114)	(70,174)	(58,219)	(6,604)	(534,887)
Companies	(64,092)	7,527	(56,565)	0.7	(14,489)	(12,483)	(11,543)	(14,574)	(2,735)	(741)	(81,036)
Individuals	(26)	(7)	(33)	0.0	(6)	(6)	-	(21)	-	-	-
Swaps with target flow - Companies	(444)	(2,357)	(2,801)	0.0	-	-	-	-	(349)	(2,452)	(39)
Other	(148,812)	(11,346)	(160,158)	2.2	-	(6,459)	(2,148)	(1,756)	(122,259)	(27,536)	(267,389)
Financial institutions	(77,952)	(3,554)	(81,506)	1.1	-	-	-	-	(75,777)	(5,729)	(267,389)
Companies	(70,860)	(7,792)	(78,652)	1.1	-	(6,459)	(2,148)	(1,756)	(46,482)	(21,807)	-
Total	(6,349,155)	(1,273,822)	(7,622,977)	100.0	(1,253,151)	(510,051)	(1,301,993)	(832,289)	(1,010,190)	(2,715,303)	(7,733,741)
% per maturity term					16.4	6.7	17.1	10.9	13.3	35.6
Total at 03/31/2011	(7,731,900)	(1,841)	(7,733,741)	100.0	(725,664)	(658,650)	(1,082,885)	(1,667,541)	(1,033,222)	(2,565,779)
% per maturity term					9.4	8.5	14.0	21.6	13.4	33.2

47

III -Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2012
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other
BM&F/Bovespa	267,722,179	11,518,056	750,834,781	1,250,257	-	-	-	-	-
Overt-the-counter market	71,338,334	82,017,175	50,081,885	16,831,072	7,176,691	34,763,039	66,359	66,947	3,985,056
Financial institutions	17,716,859	27,826,617	39,225,705	1,476,359	5,492,084	27,181,427	-	-	2,498,580
Companies	53,621,475	50,609,621	10,856,180	15,354,713	1,684,607	7,574,439	66,359	66,947	1,486,476
Individuals	-	3,580,937	-	-	-	7,173	-	-	-
Total	339,060,513	93,535,231	800,916,666	18,081,329	7,176,691	34,763,039	66,359	66,947	3,985,056
Total 03/31/2011	299,728,384	71,025,617	2,651,092,374	15,146,731	5,515,737	22,721,788	6,027	12,405	4,501,686

48

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	03/31/2012	03/31/2011
Transferred	(3,120,007)	(2,551,788)
Credit swaps whose underlying assets are:
Securities	(1,949,068)	(2,128,059)
Total return rate swaps whose underlying assets are:
Securities	(1,170,939)	(423,729)
Received	4,056,684	2,963,949
Credit swaps whose underlying assets are:
Securities	4,056,684	2,956,081
Total return rate swaps whose underlying assets are:
Securities	-	7,868
Total	936,677	412,161

During the period, there was no occurrence of credit event related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 73,868 at 03/31/2012 (R$ 225,775 at 03/31/2011).

49

V - Accounting hedge

a)	The purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at March 31, 2012, ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2012 and 2017 in the amount of R$ R$ 55,363,071 (R$ 54,948,935 at March 31, 2011). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at March 31, 2012 ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015 in the amount of R$ 716,216 (R$ 640,196 at March 31, 2011). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ (302,109) (R$ (13,857) at March 31, 2011), of which R$ (275,772) (R$ (21,411) at March 31, 2011) refers to CDB and (R$ 26,337) (R$ (7,554) at March 31, 2011) refers to Redeemable Preferred shares. The hedged items total R$ 56,697,517 (R$ 49,383,844 at March 31, 2011), of which R$ 55,981,300 (R$ 48,743,648 at March 31, 2011) are CDB with maturities between 2012 and 2017 and R$ 716,216 (R$ 640,196 at March 31, 2011) are swaps of Redeemable Preferred Shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (93,810) (R$ (24,668) at March 31, 2011).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)	The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 38,646 (R$ 57,874 at March 31, 2011) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

50

VI -  Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 03/31/2012	01/01 to 03/31/2011
Swap	12,649	294,072
Forwards (onshore)	14,465	69,935
Futures	750,526	217,103
Options	455,388	262,146
Credit derivatives	57,230	34,866
Other	(415,781)	(636,895)
Foreign exchange variation on investments abroad	(663,044)	(416,052)
Total	211,433	(174,825)

VII -  Clearing agreements

Derivative operations on the over-the-counter market are carried out under the derivative agreements which provide for clearing of amounts payable and receivable resulting from such derivatives, pursuant to article three of paragraph two, of CMN Resolution No. 3,263, of 02/24/2005

51

i)	Changes in adjustment to market value for the period

	01/01 to 03/31/2012	01/01 to 03/31/2011

Opening balance	(160,343)	1,408,206
Adjustments with impact on:
Results	625,259	(459,330)
Trading securities	313,386	(37,743)
Derivative financial instruments	311,873	(421,587)
Stockholders’ equity	16,851	(161,968)
Available-for-sale	228,732	(238,047)
Accounting Hedge – Derivative Financial Instruments	(211,881)	76,079
Futures	(202,114)	69,544
Swap	(9,767)	6,535

Closing balance	481,767	786,908
Adjustment to market value	481,767	786,908
Trading securities	340,084	214,602
Available-for-sale securities	947,331	216,809
Derivative financial instruments	(805,648)	355,497
Trading securities	(316,238)	330,462
Accounting hedge	(489,410)	25,035
Futures	(449,505)	38,683
Swap	(39,905)	(13,648)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	3/31/2012	3/31/2011
Adjustment of available-for-sale securities – stockholders’ equity	947,331	216,809
Adjustment to held-to-maturity securities (*)	785,186	588,728
Total unrealized gain	1,732,517	805,537

(*)	Includes the amount of R$ 10,514 (R$ 11,943 at 03/31/2011) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

52

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed. Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

In accordance with the operations classification criteria set forth in CMN Resolution No. 3,464 of June 26, 2007 and BACEN Circular No. 3,354 of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, included all transactions with derivatives, are segregated into Trading and Banking portfolios. The market risk measurement is made according to this segregation.

The sensitivity analyses shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institution.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded in the short-term and intended for hedging other instruments of this portfolio or locking of the arbitrage results.

				Amounts in reais thousands
Trading portfolio	Exposures	31/03/2012 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(1,047)	(26,046)	(51,848)
Foreign exchange	Rates of foreign currency coupon	162	(4,169)	(8,593)
Foreign currency	Exchange variation	(10,656)	(266,395)	(532,789)
Price indices	Rates of price index coupon	(366)	(9,070)	(17,996)
Reference rate	Rate of TR coupon	363	(9,148)	(18,462)
Shares	Share price	(2,070)	(51,748)	(103,497)
	Total without correlation	(13,614)	(366,576)	(733,184)
	Total with correlation	(10,650)	(286,760)	(573,544)

(*) Amounts net of tax effects

The banking portfolio comprises transactions that do not fit into the trading portfolio. It consists of transactions held with the intention of being traded in the medium and long terms, and their respective hedges, as well as transactions intended for the active management of financial risks, which may or may not be carried out with derivative financial instruments.

			Amount in reais thousands
Trading and Banking portfolios	Exposures	31/03/2012 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rates in reais	(3,344)	(83,297)	(165,952)
Foreign exchange	Rates of foreign currency coupon	(1,047)	(25,954)	(51,472)
Foreign currency	Exchange variation	1,026	(25,643)	(51,286)
Price indices	Rates of price index coupon	(1,290)	(31,642)	(62,050)
Reference rate	Rate of TR coupon	(4,619)	(113,065)	(221,267)
Shares	Share price	1,182	(29,552)	(59,104)
	Total without correlation	(8,092)	(309,153)	(611,133)
	Total with correlation	(6,330)	(241,839)	(478,067)

(*) Amounts net of tax effects

The following scenarios are used to measure the sensitivity:

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

Scenario II: Shocks at 25 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative Financial Instruments in this note.

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NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2012										03/31/2011
Risk levels	AA	A	B	C	D	E	F	G	H
Loan operations	105,304,239	96,649,673	29,925,590	17,532,640	13,656,271	2,931,382	2,713,138	2,148,221	9,183,781	280,044,935	231,632,019
Loans and discounted trade receivables	48,030,452	45,690,151	17,473,948	13,284,148	11,904,734	2,175,748	2,166,632	1,732,392	7,929,524	150,387,729	126,497,596
Financing	37,106,798	43,010,655	10,795,624	3,945,087	1,285,660	644,211	533,751	382,014	1,202,421	98,906,221	81,651,835
Farming and agribusiness financing	4,360,930	470,285	255,216	30,304	218,794	85,265	323	7,328	19,249	5,447,694	5,612,682
Real estate financing	15,806,059	7,478,582	1,400,802	273,101	247,083	26,158	12,432	26,487	32,587	25,303,291	17,869,906

Lease operations	3,824,112	12,340,331	3,343,576	2,027,952	913,344	342,287	310,577	258,566	767,731	24,128,476	34,647,510

Credit card operations	-	29,289,465	1,604,019	2,006,736	841,901	433,367	369,834	400,055	2,856,443	37,801,820	34,013,322

Advance on exchange contracts (1)	3,065,784	1,114,678	320,415	43,530	48,835	740	664	5,237	4,818	4,604,701	3,233,438

Other sundry receivables (2)	249	683,380	5,060	22,389	13,434	5,392	9,952	6,578	42,432	788,866	129,845

Total operations with credit granting characteristics	112,194,384	140,077,527	35,198,660	21,633,247	15,473,785	3,713,168	3,404,165	2,818,657	12,855,205	347,368,798	303,656,134
Endorsements and sureties (3)										53,150,011	41,199,045

Total with endorsements and sureties	112,194,384	140,077,527	35,198,660	21,633,247	15,473,785	3,713,168	3,404,165	2,818,657	12,855,205	400,518,809	344,855,179
TOTAL – 03/31/2011	86,208,590	141,577,332	27,358,700	16,008,483	13,552,796	3,515,093	2,995,565	2,093,757	10,345,818	303,656,134
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

54

II – By maturity and risk level

	03/31/2012										03/31/2011
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,933,812	3,496,989	3,303,417	1,770,255	1,560,568	1,218,975	4,430,713	19,714,729	13,993,131
01 to 30	-	-	248,324	261,246	193,206	79,968	64,091	55,035	323,878	1,225,748	726,913
31 to 60	-	-	145,936	129,447	113,704	67,594	93,338	52,233	201,294	803,546	647,934
61 to 90	-	-	139,895	120,331	106,601	61,522	54,452	46,873	187,667	717,341	602,873
91 to 180	-	-	393,125	352,426	329,193	181,011	158,241	136,716	540,361	2,091,073	1,706,109
181 to 365	-	-	700,526	667,078	623,375	342,085	304,950	258,303	963,291	3,859,608	2,995,020
Over 365	-	-	2,306,006	1,966,461	1,937,338	1,038,075	885,496	669,815	2,214,222	11,017,413	7,314,282
Overdue installments	-	-	619,563	904,384	1,223,170	976,687	1,090,651	1,103,911	6,278,212	12,196,578	10,900,229
01 to 14	-	-	29,405	85,135	68,853	38,080	34,374	25,393	104,433	385,673	311,936
15 to 30	-	-	535,089	191,814	195,456	70,815	53,941	43,454	152,298	1,242,867	1,239,610
31 to 60	-	-	55,069	576,706	315,352	171,791	109,007	81,050	279,768	1,588,743	1,561,364
61 to 90	-	-	-	37,109	568,415	192,301	154,246	99,951	299,239	1,351,261	1,404,171
91 to 180	-	-	-	13,620	75,094	468,707	682,750	802,556	1,277,645	3,320,372	2,832,184
181 to 365	-	-	-	-	-	34,993	56,333	51,507	4,070,539	4,213,372	3,330,275
Over 365	-	-	-	-	-	-	-	-	94,290	94,290	220,689
SUBTOTAL	-	-	4,553,375	4,401,373	4,526,587	2,746,942	2,651,219	2,322,886	10,708,925	31,911,307	24,893,360
SPECIFIC ALLOWANCE	-	-	(45,533)	(132,040)	(452,659)	(824,083)	(1,325,610)	(1,626,020)	(10,708,925)	(15,114,870)	(11,767,299)
SUBTOTAL – 03/31/2011	-	-	3,888,784	3,137,912	3,476,190	2,202,364	2,159,911	1,607,360	8,420,839	24,893,360
	NON-OVERDUE OPERATIONS
Falling due installments	111,331,545	139,148,000	30,283,119	16,902,939	10,762,818	940,232	732,089	486,939	2,106,936	312,694,617	276,968,353
01 to 30	12,591,759	26,306,395	5,835,297	6,037,216	3,456,587	159,534	85,235	71,686	649,292	55,193,001	45,722,704
31 to 60	7,631,088	10,529,979	2,040,439	1,282,210	548,457	48,062	27,475	25,725	194,037	22,327,472	20,803,061
61 to 90	5,733,538	7,924,076	1,946,115	1,131,314	490,902	32,875	20,246	21,022	115,064	17,415,152	17,332,215
91 to 180	13,125,075	15,423,637	3,503,601	1,883,129	1,026,917	77,912	59,103	48,589	230,818	35,378,781	32,173,678
181 to 365	14,393,114	20,112,148	4,872,810	2,147,688	1,670,679	129,107	88,306	74,482	202,943	43,691,277	41,282,233
Over 365	57,856,971	58,851,765	12,084,857	4,421,382	3,569,276	492,742	451,724	245,435	714,782	138,688,934	119,654,462
Overdue up to 14 days	862,839	929,527	362,166	328,935	184,380	25,994	20,857	8,832	39,344	2,762,874	1,794,421
SUBTOTAL	112,194,384	140,077,527	30,645,285	17,231,874	10,947,198	966,226	752,946	495,771	2,146,280	315,457,491	278,762,774
GENERIC ALLOWANCE	-	(700,388)	(306,453)	(516,956)	(1,094,720)	(289,868)	(376,473)	(347,039)	(2,146,280)	(5,778,177)	(5,413,467)
SUBTOTAL – 03/31/2011	86,208,590	141,577,332	23,469,916	12,870,571	10,076,606	1,312,729	835,654	486,397	1,924,979	278,762,774
GRAND TOTAL	112,194,384	140,077,527	35,198,660	21,633,247	15,473,785	3,713,168	3,404,165	2,818,657	12,855,205	347,368,798	303,656,134
EXISTING ALLOWANCE	-	(700,388)	(351,986)	(648,996)	(4,337,724)	(1,856,212)	(2,382,576)	(2,818,375)	(12,855,205)	(25,951,462)	(22,239,181)
Minimum allowance required (3)	-	(700,388)	(351,986)	(648,996)	(1,547,379)	(1,113,950)	(1,702,083)	(1,973,060)	(12,855,205)	(20,893,047)	(17,180,766)
Additional allowance (4)	-	-	-	-	(2,790,345)	(742,262)	(680,493)	(845,315)	-	(5,058,415)	(5,058,415)
GRAND TOTAL 03/31/2011	86,208,590	141,577,332	27,358,700	16,008,483	13,552,796	3,515,093	2,995,565	2,093,757	10,345,818	303,656,134
EXISTING ALLOWANCE	-	(707,887)	(273,587)	(900,067)	(4,064,484)	(1,757,195)	(2,096,595)	(2,093,548)	(10,345,818)	(22,239,181)
Minimum allowance required (3)	-	(707,887)	(273,587)	(480,254)	(1,355,280)	(1,054,528)	(1,497,782)	(1,465,630)	(10,345,818)	(17,180,766)
Additional allowance (4)	-	-	-	(419,813)	(2,709,204)	(702,667)	(598,813)	(627,918)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 21,471,120 (R$ 16,118,965 at 03/31/2011);
(3)	The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;
(4)	According to BACEN’s request, it is classified into risk level to show the additional amounts calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

55

III – By business sector

	03/31/2012%		03/31/2011%
PUBLIC SECTOR	1,644,423	0.5%	1,292,846	0.4%
Generation, transmission and distribution of electric energy	413,866	0.1%	578,361	0.2%
Chemical and petrochemical	520,862	0.1%	279,516	0.1%
Other	709,695	0.2%	434,969	0.1%
PRIVATE SECTOR	345,724,375	99.5%	302,363,288	99.6%
COMPANIES	189,463,529	54.5%	166,738,769	54.9%
Sugar and alcohol	6,903,779	2.0%	6,506,936	2.1%
Agribusiness and fertilizers	11,729,459	3.4%	10,252,085	3.4%
Food and beverage	9,224,769	2.7%	8,375,375	2.8%
Banks and other financial institutions	4,917,380	1.4%	5,132,246	1.7%
Capital assets	6,936,342	2.0%	6,592,942	2.2%
Pulp and paper	2,520,137	0.7%	1,813,110	0.6%
Electronic and IT	4,503,454	1.3%	4,805,658	1.6%
Packaging	1,850,216	0.5%	1,466,249	0.5%
Energy and sewage	5,513,429	1.6%	5,633,401	1.9%
Education	1,091,664	0.3%	1,034,660	0.3%
Pharmaceuticals and cosmetics	3,890,256	1.1%	3,099,395	1.0%
Real estate agents	12,064,729	3.5%	10,103,925	3.3%
Entertainment and tourism	3,378,831	1.0%	3,174,582	1.0%
Wood and furniture	3,006,421	0.9%	2,747,760	0.9%
Construction material	5,215,688	1.5%	4,277,157	1.4%
Steel and metallurgy	7,755,147	2.2%	6,734,109	2.2%
Media	1,005,100	0.3%	960,091	0.3%
Mining	2,291,519	0.7%	2,069,333	0.7%
Infrastructure work	4,766,745	1.4%	4,645,511	1.5%
Oil and gas	2,804,742	0.8%	2,483,213	0.8%
Petrochemical and chemical	6,061,959	1.7%	4,991,522	1.6%
Health care	1,736,779	0.5%	1,938,686	0.6%
Insurance and reinsurance and pension plans	5,645	0.0%	8,948	0.0%
Telecommunications	959,180	0.3%	1,167,147	0.4%
Clothing and footwear	5,190,141	1.5%	4,653,258	1.5%
Trading	1,968,306	0.6%	2,086,472	0.7%
Transportation	16,121,815	4.6%	12,263,339	4.0%
Domestic appliances	2,314,593	0.7%	1,965,027	0.6%
Vehicles and autoparts	13,130,191	3.8%	10,769,965	3.5%
Third sector	105,158	0.0%	111,220	0.0%
Publishing and printing	1,594,990	0.5%	1,296,245	0.4%
Commerce - Sundry	13,710,609	3.9%	11,994,772	4.0%
Industry - Sundry	2,789,668	0.8%	1,819,378	0.6%
Sundry services	14,646,526	4.2%	12,060,068	4.0%
Sundry	7,758,162	2.2%	7,704,984	2.5%
INDIVIDUALS	156,260,846	45.0%	135,624,519	44.7%
Credit cards	37,434,770	10.8%	33,569,129	11.1%
Real estate financing	18,235,076	5.2%	11,950,126	3.9%
Consumer loans/overdraft	41,536,926	12.0%	30,240,770	10.0%
Vehicles	59,054,074	17.0%	59,864,494	19.7%
GRAND TOTAL	347,368,798	100.0%	303,656,134	100.0%

56

The balances as of March 31, 2011 were reclassified in order to align the sector exposure criteria for disclosure purposes on internal and publicly-available reports. The main impacts are highlighted below:

Prior disclosure	Current disclosure	03/31/2011
Agribusiness	Sugar and alcohol	6,506,937
Agribusiness	Sundry	2,063,482
Agribusiness	Agribusiness and fertilizers	3,713,861
Heavy construction (constructors)	Infrastructure work	3,688,961
Distribution of fuels	Oil and gas	1,955,474
Electrical and electronic	Domestic appliances	1,965,027
Fertilizers and insecticides	Agribusiness and fertilizers	1,468,456
Holding company	Sundry	2,888,731
Import and export	Tradings	2,086,472
Hospital care materials and equipment	Pharmaceuticals and cosmetics	954,721
Media	Publishing and printing	1,296,245
Other - Industry	Packaging	1,466,249
Other services	Education	1,034,660
Service companies	Entertainment and tourism	3,174,582
Service companies	Sundry services	1,385,467
Chemical and petrochemical	Oil and gas	527,739
Supermarkets	Commerce - Sundry	1,090,589

57

b)	Credit concentration

	03/31/2012		03/31/2011
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	3,296,014	0.8	2,323,164	0.7
10 largest debtors	22,555,838	5.6	18,850,914	6.2
20 largest debtors	37,410,715	9.3	30,270,640	8.7
50 largest debtors	59,058,435	14.7	50,280,686	14.5
100 largest debtors	77,650,668	19.4	67,118,047	19.4

Loan, lease and other credit operations and securities of companies and financial institutions (*)	03/31/2012		03/31/2011
	Risk	% of Total	Risk	% of Total
Largest debtor	3,920,695	0.9	4,710,909	1.2
10 largest debtors	30,946,097	7.0	28,875,169	7.5
20 largest debtors	50,464,328	11.3	45,782,342	11.8
50 largest debtors	80,910,874	18.2	72,313,387	18.7
100 largest debtors	105,467,529	23.7	94,823,069	24.5

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 03/31/2012	01/01 to 03/31/2011
Opening balance	(25,771,727)	(22,018,217)
Net increase for the period	(6,031,366)	(4,380,002)
Required by Resolution No. 2,682/99	(6,031,366)	(3,852,982)
Additional allowance (3)	-	(527,020)
Write-Off	5,851,631	4,159,038
Closing balance	(25,951,462)	(22,239,181)
Required by Resolution No. 2,682/99	(20,893,047)	(17,180,766)
Specific allowance (1)	(15,114,870)	(11,767,299)
Generic allowance (2)	(5,778,177)	(5,413,467)
Additional allowance (3)	(5,058,415)	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)	As from the first quarter of 2011, refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At March 31, 2012, the balance of the allowance in relation to the loan portfolio is equivalent to 7.5% (7.3% at 03/31/2011).

58

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 03/31/2012	01/01 to 03/31/2011
Expenses for allowance for loan losses	(6,031,366)	(4,380,002)
Income from recovery of credits written off as loss	1,192,327	1,207,087
Result of allowance for loan losses	(4,839,039)	(3,172,915)

II - Renegotiated credits

	03/31/2012	03/31/2011
Renegotiated credits	16,438,120	9,842,579
Allowance for loan losses	(6,755,219)	(4,008,525)
(%)	41.1	40.7

59

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	03/31/2012				01/01 to 03/31/2012
	0 - 30	31 - 180	Over 365 days	Total	Income (expenses)
Restricted operations on assets
Loan operations	36,022	25,829	71,062	132,913	(2,782)
Liabilities - restricted operations on assets
Foreign borrowings through securities	36,022	25,792	71,062	132,876	2,819
Net revenue from restricted operations					37

At March 31, 2012, there were no balances in default.

60

f)  Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at March 31, 2012 where the entity significantly retained the related risks and benefits is R$ 516,038 (R$ 33,334 at 03/31/2011), composed of real estate financing of R$ 495,944 (R$ 11,167 at 03/31/2011) and farming financing of R$ 20,094 (R$ 22,167 at 03/31/2011).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533/08 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Operations of sale or transfer of financial assets where the entity retained the risks and benefits at March 31, 2012 and the financial assets under credit assignments remained recorded as loan operations amount to R$ 29,128 and the amount received, recorded as operations restricted to assignment, is R$ 29,291.

Sales or transfers of financial assets without risk and benefit retention amount to R$ 304,078 with effect on results of R$ 3.

In the period, loan portfolios with assignor’s risk retention the, in the amount of R$ 658,959, totaling R$ 2,836,035 at March 31, 2012, were also purchased.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2012	3/31/2011
ASSETS - OTHER RECEIVABLES	49,092,480	26,647,634
Exchange purchase pending settlement – foreign currency	26,706,909	14,358,321
Bills of exchange and term documents – foreign currency	-	393
Exchange sale rights – local currency	22,793,587	13,044,714
(Advances received) – local currency	(408,016)	(755,794)
LIABILITIES – OTHER LIABILITIES (Note 2a)	49,364,038	27,508,007
Exchange sales pending settlement – foreign currency	22,889,413	12,958,885
Liabilities from purchase of foreign currency – local currency	26,470,642	14,544,828
Other	3,983	4,294
MEMORANDUM ACCOUNTS	1,441,782	508,956
Outstanding import credits – foreign currency	1,401,334	493,191
Confirmed export credits – foreign currency	40,448	15,765

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)  Summary

	03/31/2012						03/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	118,109,733	19,990,505	13,191,750	80,052,797	231,344,785	39.1	203,921,949	38.8
Deposits received under securities repurchase agreements	87,625,464	10,134,650	9,508,545	105,398,937	212,667,596	32.5	206,752,675	39.1
Funds from acceptance and issuance of securities	2,647,076	13,871,572	8,804,549	24,012,686	49,335,883	8.3	27,697,171	5.3
Borrowings and onlending	2,745,001	13,398,249	9,926,166	26,004,099	52,073,515	8.8	51,063,819	9.7
Subordinated debt (*)	6,189,054	3,079,378	4,190,067	32,242,264	45,700,763	7.7	35,933,918	6.8
TOTAL	217,316,328	60,474,354	45,621,077	267,710,783	591,122,542		525,369,532
% per maturity term	36.8	10.2	7.7	45.3
TOTAL – 03/31/2011	200,920,837	56,818,278	48,976,860	218,653,557	525,369,532
% per maturity term	38.2	10.8	9.3	41.6

(*) Includes R$ 716,294 (R$ 640,256 at 03/31/2011) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)  Deposits

	03/31/2012						03/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	26,902,686	-	-	-	26,902,686	11.6	24,675,587	12.1
Savings accounts	68,488,274	-	-	-	68,488,274	29.6	58,997,028	28.9
Interbank	1,705,926	3,627,391	2,722,742	513,026	8,569,085	3.7	2,913,294	1.4
Time deposits	21,012,847	16,363,114	10,469,008	79,539,771	127,384,740	55.1	116,387,873	57.1
Other deposits	-	-	-	-	-	0.0	948,167	0.5
TOTAL	118,109,733	19,990,505	13,191,750	80,052,797	231,344,785		203,921,949
% per maturity term	51.1	8.6	5.7	34.6
TOTAL – 03/31/2011	102,793,635	19,927,291	22,237,802	58,963,221	203,921,949
% per maturity term	50.4	9.8	10.9	28.9

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 4,952,254 (R$ 3,432,489 at 03/31/2011 with maturity over 365 days) with maturity of 181 to 365 days.

c)  Deposits received under securities repurchase agreements

	03/31/2012						03/31/2011
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	46,786,349	9,205,304	9,470,221	88,902,886	154,364,760	72.6	151,572,191	73.3
Government securities	35,324,005	343,770	847	41,701	35,710,323	16.8	43,551,328	21.1
Own issue	2,331,193	8,861,534	9,468,502	88,753,752	109,414,981	51.5	101,710,913	49.2
Foreign	9,131,151	-	872	107,433	9,239,456	4.3	6,309,950	3.0
Third-party portfolio	40,839,115	75	24	-	40,839,214	19.2	42,082,781	20.4
Free portfolio	-	929,271	38,300	16,496,051	17,463,622	8.2	13,097,703	6.3
TOTAL	87,625,464	10,134,650	9,508,545	105,398,937	212,667,596		206,752,675
% per maturity term	41.2	4.7	4.5	49.6
TOTAL – 03/31/2011	93,393,026	15,612,866	12,314,839	85,431,944	206,752,675
% per maturity term	45.1	7.6	6.0	41.3

d)  Funds from acceptance and issuance of securities

	03/31/2012						03/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
FUNDS FROM BILLS:	2,364,210	12,149,101	5,667,316	17,137,304	37,317,931	75.6	16,317,424	58.9
of real estate loans	1,965,377	10,863,671	2,105,808	1,815,137	16,749,993	34.0	9,985,048	36.1
Financial	-	628,281	3,287,747	12,940,345	16,856,373	34.2	3,910,378	14.1
Bill of credit related to agribusiness	389,184	647,157	249,922	2,188,345	3,474,608	7.0	2,150,903	7.8
Mortgage notes	9,649	9,992	23,839	193,477	236,957	0.5	271,095	1.0
DEBENTURES	54,035	-	1,011,150	-	1,065,185	2.2	1,065,828	3.8
FOREIGN SECURITIES	228,831	1,722,471	2,126,083	6,875,382	10,952,767	22.2	10,313,919	37.3
Trade Related – issued abroad - Structure Note Issued	-	-	-	-	-	-	2,188,480	7.9
Non-Trade Related – Issued abroad	228,831	1,722,471	2,126,083	6,875,382	10,952,767	22.2	8,125,439	29.4
Structure Note Issued	191,449	759,653	1,213,068	1,169,437	3,333,607	6.8	1,159,626	4.2
Brazil Risk Note Programme	28,329	291,021	279,762	2,436,562	3,035,674	6.2	3,208,344	11.6
Euro Certificates of Deposits	-	605,602	318,700	1,095,822	2,020,124	4.1	1,402,264	5.1
Bonds	3,642	22,979	23,088	1,240,297	1,290,006	2.6	-	-
Fixed Rate Notes	4,183	39,533	28,788	778,002	850,506	1.7	229,140	0.8
Euro Medium Term Note Programme	4	1,682	253,549	17,341	272,576	0.6	416,782	1.5
Medium Term Note	278	1,379	8,928	128,161	138,746	0.3	137,079	0.5
Eurobonds	163	622	200	9,760	10,745	0.0	1,572,203	5.7
Other	783	-	-	-	783	0.0	-	0.0
TOTAL	2,647,076	13,871,572	8,804,549	24,012,686	49,335,883		27,697,171
% per maturity term	5.4	28.1	17.8	48.7
TOTAL – 03/31/2011	1,845,222	10,688,449	1,501,548	13,661,952	27,697,171
% per maturity term	6.7	38.6	5.4	49.3

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 18,667 (R$ 18,667 at 03/31/2011) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 03/31/2011), totaling R$ 518,667 (R$ 518,667 at 03/31/2011).

e)  Borrowings and onlending

	03/31/2012						03/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
BORROWINGS	1,835,458	7,825,547	5,112,771	2,368,184	17,141,960	32.9	18,195,508	35.6
Domestic	439,282	88,250	1,238	5,713	534,483	1.0	3,239,771	6.3
Foreign (*)	1,396,176	7,737,297	5,111,533	2,362,471	16,607,477	31.9	14,955,737	29.3
ONLENDING	909,543	5,572,702	4,813,395	23,635,915	34,931,555	67.1	32,868,311	64.4
Domestic – official institutions	909,543	5,567,888	4,431,823	23,465,710	34,374,964	66.0	32,347,989	63.3
BNDES	283,871	1,185,950	1,112,813	7,291,783	9,874,417	19.0	10,091,187	19.8
FINAME	594,496	4,343,125	3,232,570	15,967,628	24,137,819	46.4	21,886,688	42.9
Other	31,176	38,813	86,440	206,299	362,728	0.7	370,114	0.7
Foreign	-	4,814	381,572	170,205	556,591	1.1	520,322	1.0
TOTAL	2,745,001	13,398,249	9,926,166	26,004,099	52,073,515		51,063,819
% per maturity term	5.3	25.7	19.1	49.9
TOTAL- 03/31/2011	2,827,284	9,698,443	12,922,611	25,615,481	51,063,819
% per maturity term	5.5	19.0	25.3	50.2

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)  Subordinated debt

	03/31/2012						03/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	6,133,637	3,017,038	4,186,740	10,496,864	23,834,279	52.2	24,447,070	68.0
Financial Treasury bills	-	-	-	12,477,413	12,477,413	27.3	5,167,818	14.4
Euronotes	52,092	62,340	-	8,284,051	8,398,483	18.4	4,601,792	12.8
Bonds	3,325	-	3,249	301,001	307,575	0.7	299,792	0.8
Eurobonds	-	-	-	-	-	-	826,552	2.3
(-) Transaction costs incurred (Note 4b)	-	-	-	(33,281)	(33,281)	(0.1)	(49,362)	(0.1)
TOTAL OTHER LIABILITIES	6,189,054	3,079,378	4,189,989	31,526,048	44,984,469		35,293,662
Redeemable preferred shares	-	-	78	716,216	716,294	1.6	640,256	1.8
GRAND TOTAL (*)	6,189,054	3,079,378	4,190,067	32,242,264	45,700,763		35,933,918
% per maturity term	13.5	6.7	9.2	70.6
TOTAL- 03/31/2011	61,670	891,229	60	34,980,959	35,933,918
% per maturity term	0.2	2.5	0.0	97.3

(*) The amount of R$ 39,997,150 (R$ 32,268,537 at 03/31/2011) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$

Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,969,704
			100% of CDI + 0.35% to 0.45%	731,836
			IGPM + 7.31 to 7.35%	278,350
	2002	2012	102.5% of CDI	200,000
	2008	2013	100% of CDI + 0.50% to 0.6%	1,558,200
			106% to 107% of CDI	48,401
	2003	2013	102% of CDI	40,000
	2007	2014	100% of CDI + 0.35% to 0.6%	1,864,500
			IGPM + 7.35%	33,200
	2008	2014	112% of CDI	1,000,000
	2008	2015	119.8% of CDI	400,000
	2010	2015	113% of CDI	50,000
	2006	2016	100% of CDI + 0.47% (*)	465,835
	2010	2016	110% to 114% of CDI	2,719,268
	2010	2016	IPCA + 7.33%	122,500
	2010	2017	IPCA + 7.45%	366,830
			TOTAL	14,848,624

Subordinated financial bills
	2010	2016	100% of CDI + 1.35% to 1.36%	365,000
			112% to 112.5% of CDI	1,874,000
			IPCA + 7%	30,000
	2010	2017	IPCA + 6.95% to 7.2%	206,000
	2011	2017	108% to 112% of CDI	3,223,500
			IPCA + 6.15% to 7.8%	352,400
			IGPM + 6.55% to 7.6%	138,000
			100% of CDI + 1.29% to 1.52%	3,650,000
	2011	2018	IGPM + 7%	42,000
			IPCA + 7.53% to 7.7%	30,000
	2012	2018	IPCA + 5.76% to 6.58%	426,000
			100% of CDI + 1.22% to 1.32%	939,000
			109% to 112.5% of CDI	824,000
	2011	2019	109% to 109.7% of CDI	2,000
	2012	2019	PRE+12.20%	12,000
			IPCA + 5.83% to 6.30%	41,000
			110% of CDI	1,000
	2012	2020	IPCA + 6.00% to 6.17%	20,000
			111% of CDI	1,000
	2011	2021	109.25 to 110.5% of CDI	6,000
			TOTAL	12,182,900

Subordinated euronotes
	2010	2020	6.20%	1,730,600
	2010	2021	5.75%	1,694,200
	2011	2021	5,75% to 6,20%	1,198,900
	2012	2021	6.20%	956,505
	2012	2022	5.65%	2,277,625
			TOTAL	7,857,830

Subordinated bonds
	2005	2015	1.42%	193,834
	2008	2033	3.5% to 4.5%	141,127
			TOTAL	334,961

Preferred shares
	2002	2015	3.04%	1,388,841

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 52,092 (R$ 46,383 at 03/31/2011), with maturity of 31 to 180 days in the amount of R$ 62,340 (R$ 22,437 03/31/2011) and over 365 days in the amount of R$ 8,250,770 (R$ 3,626,650 at 03/31/2011), totaling R$ 8,365,202 (R$ 3,696,650 at 03/31/2011).

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)  Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	3/31/2012	3/31/2011	3/31/2012	3/31/2011	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Unearned premiums	3,060,517	2,604,319	-	-	-	-	3,060,517	2,604,319
Mathematical provision of benefits to be granted and benefits granted	29,400	31,362	65,899,629	52,703,545	-	-	65,929,029	52,734,907
Premium deficiency / Insufficient contribution	326,527	278,984	700,166	625,140	-	-	1,026,693	904,124
Financial surplus	1,566	1,547	496,585	453,703	-	-	498,151	455,250
Mathematical provision for redemptions	-	-	-	-	2,801,398	2,644,156	2,801,398	2,644,156
Raffle contingency	-	-	-	-	16,972	20,811	16,972	20,811
Unsettled claims	2,244,520	2,204,167	-	-	-	-	2,244,520	2,204,167
Claims / Events incurred but not reported (IBNR)	758,774	629,117	10,698	10,169	-	-	769,472	639,286
Other provisions (Note 4n II.I)	1,279,990	1,180,804	165,695	180,811	37,296	30,498	1,482,981	1,392,113
TOTAL	7,701,294	6,930,300	67,272,773	53,973,368	2,855,666	2,695,465	77,829,733	63,599,133

b)  Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	3/31/2012	3/31/2011	3/31/2012	3/31/2011	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Interbank investments – money market	850,817	1,205,794	798,084	929,765	1,062,372	1,107,171	2,711,273	3,242,730
Securities and derivative financial instruments	3,053,793	2,108,201	66,724,351	53,317,604	1,894,831	1,612,723	71,672,975	57,038,528
PGBL/VGBL FUND QUOTAS (1)	-	-	61,637,729	48,554,392	-	-	61,637,729	48,554,392
Government securities - Domestic	-	-	40,645,997	33,687,012	-	-	40,645,997	33,687,012
National Treasury Bills	-	-	26,295,179	13,223,260	-	-	26,295,179	13,223,260
National Treasury Notes	-	-	12,204,892	12,407,711	-	-	12,204,892	12,407,711
Financial Treasury Bills			2,145,926	8,056,041			2,145,926	8,056,041
Corporate securities	-	-	20,861,338	14,215,842	-	-	20,861,338	14,215,842
Bank deposit certificates	-	-	5,769,466	6,832,100	-	-	5,769,466	6,832,100
Debentures	-	-	3,590,120	3,896,492	-	-	3,590,120	3,896,492
Shares	-	-	1,637,013	2,050,539	-	-	1,637,013	2,050,539
Fund quotas	-	-	-	33,795	-	-	-	33,795
Promissory notes	-	-	-	295,951	-	-	-	295,951
Credit note	-	-	733,184	-	-	-	733,184	-
Financial Treasury bills	-	-	9,129,241	1,105,401	-	-	9,129,241	1,105,401
Securitized real estate loans	-	-	2,314	1,564	-	-	2,314	1,564
PGBL/VGBL fund quotas	-	-	107,434	611,276	-	-	107,434	611,276
Derivative financial instruments	-	-	41,077	40,262	-	-	41,077	40,262
Accounts receivable / (payable)	-	-	(18,117)	-	-	-	(18,117)	-
Other assets	3,053,793	2,108,201	5,086,622	4,763,212	1,894,831	1,612,723	10,035,246	8,484,136
Government	947,406	802,259	3,803,692	3,414,963	184,996	145,770	4,936,094	4,362,992
Private	2,106,387	1,305,942	1,282,930	1,348,249	1,709,835	1,466,953	5,099,152	4,121,144
Receivables from insurance and reinsurance operations (2)	3,941,170	3,666,062	-	-	-	-	3,941,170	3,666,062
Credit rights	908,668	771,024	-	-	-	-	908,668	771,024
Commercial – Extended guarantee	1,283,450	1,167,314	-	-	-	-	1,283,450	1,167,314
Reinsurance	1,749,052	1,727,724	-	-	-	-	1,749,052	1,727,724
Escrow deposits for loss	7,116	43,287	-	-	-	-	7,116	43,287
TOTAL	7,852,896	7,023,344	67,522,435	54,247,369	2,957,203	2,719,894	78,332,534	63,990,607

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Recorded under Other receivables and Other assets.

c)  Financial and operating income per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	3/31/2012	3/31/2011	3/31/2012	3/31/2011	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Financial income from insurance, pension plan and capitalization operations	94,319	75,298	64,703	32,867	39,044	31,180	198,066	139,345
Financial income	102,160	89,127	1,787,778	1,165,195	82,171	74,706	1,972,109	1,329,028
Financial expenses	(7,841)	(13,829)	(1,723,075)	(1,132,328)	(43,127)	(43,526)	(1,774,043)	(1,189,683)
Operating income from insurance, pension plan and capitalization operations	595,867	448,583	26,984	12,923	127,322	115,731	750,173	577,237
Premiums and contributions	1,430,073	1,302,319	3,543,339	2,566,315	494,647	462,915	5,468,059	4,331,549
Changes in technical provisions	(106,949)	(169,136)	(3,503,338)	(2,544,914)	(1,043)	(2,199)	(3,611,330)	(2,716,249)
Expenses for claims, benefits, redemptions and raffles	(464,701)	(401,704)	(11,734)	(7,239)	(366,247)	(342,292)	(842,682)	(751,235)
Selling expenses	(244,839)	(241,936)	(533)	(745)	(849)	(2,694)	(246,221)	(245,375)
Other operating revenues and expenses	(17,717)	(40,960)	(750)	(494)	814	1	(17,653)	(41,453)
Total result from insurance, pension plan and capitalization operations	690,186	523,881	91,687	45,790	166,366	146,911	948,239	716,582

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and Contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO CONSOLIDATED is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 825,960 and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

There are no labor claims falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 03/31/2012				01/01 to 03/31/2011
	Civil	Labor	Other	Total	Total
Opening balance	3,165,594	4,013,915	165,303	7,344,812	7,132,647
(-) Contingencies guaranteed by indemnity clauses (Note 4o I)	(136,688)	(929,875)		(1,066,563)	(1,421,626)
Subtotal	3,028,906	3,084,040	165,303	6,278,249	5,711,021
Restatement/Charges	39,678	28,189	-	67,867	33,700
Changes in the period reflected in results (Notes 13f and 13i)	450,090	227,346	3,493	680,929	519,452
Increase (*)	549,558	238,746	4,488	792,792	670,944
Reversal	(99,468)	(11,400)	(995)	(111,863)	(151,492)
Payment	(364,255)	(145,634)	-	(509,889)	(405,513)
Subtotal	3,154,419	3,193,941	168,796	6,517,156	5,858,660
(+) Contingencies guaranteed by indemnity clauses (Note 4o I)	141,181	921,076	-	1,062,257	1,306,308
Closing balance (Note 13c)	3,295,600	4,115,017	168,796	7,579,413	7,164,968
Closing balance at 03/31/2011 (Note 13c)	2,980,900	4,016,134	167,934
Escrow deposits at 03/31/2012 (Note 13a)	1,988,140	2,434,851	-	4,422,991
Escrow deposits at 03/31/2011 (Note 13a)	1,774,858	2,313,389	-	4,088,247

(*) Civil provisions include the provision for economic plans amounting to R$ 95,197 (R$ 164,280 from January 1 to March 31, 2011) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

Provisions	01/01 to 03/31/2012			01/01 to 03/31/2011
	Legal obligation	Contingencies	Total	Total
Opening balance	6,273,013	2,371,539	8,644,552	7,323,656
(-) Contingencies guaranteed by indemnity clauses	-	(57,438)	(57,438)	(44,472)
Subtotal	6,273,013	2,314,101	8,587,114	7,279,184
Restatement/Charges	195,201	29,383	224,584	174,748
Changes in the period reflected in results	140,729	29,011	169,740	297,137
Increase	141,289	61,682	202,971	368,730
Reversal	(560)	(32,671)	(33,231)	(71,593)
Payment	-	(45,799)	(45,799)	(11,993)
Subtotal	6,608,943	2,326,696	8,935,639	7,739,076
(+) Contingencies guaranteed by indemnity clauses	-	58,565	58,565	42,934
Closing balance (Note 13c)	6,608,943	2,385,261	8,994,204	7,782,010
Closing balance at 03/31/2011 (Notes 13c and 14c)	5,400,501	2,381,509	7,782,010	-

Escrow deposits	01/01 to 03/31/2012			01/01 to 03/31/2011
	Legal obligation	Contingencies	Total	Total
Opening balance	3,979,486	1,198,827	5,178,313	4,682,936
Appropriation of income	105,689	30,335	136,024	125,204
Changes in the period	109,363	102,646	212,009	77,754
Deposited	112,448	104,869	217,317	92,943
Withdrawals	(2,404)	(2,055)	(4,459)	(11,655)
Conversion into income	(681)	(168)	(849)	(3,534)
Closing balance	4,194,538	1,331,808	5,526,346	4,885,894
Closing balance at 03/31/2011	3,782,785	1,103,109	4,885,894

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,028,791: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,109,441.

•	CSLL – Isonomy – R$ 1,515,523, as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 345,007.

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 497,439: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 497,439.

•	PIS – R$ 377,136 - Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 132,022.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 6,726,926, are the following:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,191,973: cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ/CSLL - Interest on capital - R$ 842,200: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	INSS – Non-compensatory amounts – R$ 679,316: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 470,551: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 380,421: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 322,477: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 736,224 (R$ 771,805 at 03/31/2011)) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Assets pledged as Contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	3/31/2012	3/31/2011
Securities (basically Financial Treasury Bills – Note 7b)	1,475,189	1,499,151
Deposits in guarantee	3,284,746	3,335,588

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)  Other sundry receivables

	03/31/2012	03/31/2011
Deferred tax assets (Note 14b I)	28,271,169	25,170,403
Social contribution for offset (Note 14b I)	690,648	770,816
Taxes and contributions for offset	3,166,391	3,010,390
Escrow deposits for legal liabilities and tax and social security contingencies
(Note 12b)	8,811,092	8,221,482
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,422,991	4,088,247
Escrow deposits for foreign fund raising program	626,667	1,721,440
Receivables from reimbursement of contingent liabilities (Note 12c)	736,224	771,805
Sundry domestic debtors	872,348	843,232
Sundry foreign debtors	109,305	129,767
Retirement plan assets (Note 19)	1,820,578	1,575,422
Recoverable payments	37,869	32,306
Salary advances	90,368	96,679
Amounts receivable from related companies	11,320	9,458
Operations without credit granting characteristics	199,625	186,327
Securities and credits receivable	532,350	484,049
(Allowance for loan losses)	(332,725)	(297,722)
Other	159,219	119,258
Total	50,025,814	46,747,032

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 108,628 (R$ 481,333 at 03/31/2011) and Deferred Tax Assets of R$ 591,530 (R$ 579,736 at 03/31/2011) (Note 14b I).

b)  Prepaid expenses

	03/31/2012	03/31/2011
Commissions	3,387,640	2,867,209
Related to vehicle financing	1,099,448	744,548
Related to insurance and pension plan	1,398,563	1,325,894
Restricted to commissions/partnership agreements	558,123	588,343
Other	331,506	208,424
Fundo Garantidor de Crédito (*)	292,762	479,945
Advertising	439,465	452,480
Other	306,025	380,975
Total	4,425,892	4,180,609

(*) Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	03/31/2012	03/31/2011
Provisions for contingent liabilities (Note 12b)	9,964,674	9,546,477
Provisions for sundry payments	2,128,295	2,060,630
Personnel provision	1,177,945	1,074,697
Sundry creditors - local	1,044,727	910,272
Sundry creditors - foreign	845,169	586,886
Liabilities for official agreements and rendering of payment services	494,874	1,509,343
Related to insurance operations	887,398	933,881
Liabilities for purchase of assets and rights	11,984	51,358
Creditors of funds to be released	1,051,712	1,008,978
Funds from consortia participants	82,355	85,571
Provision for Retirement Plan Benefits (Note 19)	331,410	226,909
Provision for health insurance (*)	625,771	609,907
Expenses for lease interests (Note 4i)	287,328	279,743
Other	524,819	590,372
Total	19,458,461	19,475,024

(*)	Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 03/31/2012	01/01 to 03/31/2011
Asset management	706,511	636,338
Funds management fees	662,536	610,944
Consortia management fee	43,975	25,394
Current account services	166,101	164,569
Credit cards	1,595,429	1,398,567
Relationship with stores	1,480,267	1,305,255
Credit card processing	115,162	93,312
Sureties and credits granted	390,888	401,337
Loan operations	179,991	235,308
Guarantees provided	210,897	166,029
Receipt services	345,094	330,207
Collection fees	274,836	257,791
Collection services	70,258	72,416
Other	386,977	332,285
Custody services and management of portfolio	58,408	53,997
Economic and financial advisory	95,194	73,675
Foreign exchange services	23,589	18,810
Other services	209,786	185,803
Total	3,591,000	3,263,303

e)	Income from bank charges

	01/01 to 03/31/2012	01/01 to 03/31/2011
Loan operations/registration	295,999	377,329
Credit cards – annual fees and other services (*)	435,234	292,918
Deposit account	36,300	38,765
Transfer of funds	33,123	29,998
Income from securities brokerage (*)	97,015	123,065
Service package fees and other	514,713	342,083
Total	1,412,384	1,204,158

(*) In compliance with BACEN Circular Letter No. 3,490.

f)	Personnel expenses

	01/01 to 03/31/2012	01/01 to 03/31/2011
Compensation	(1,465,458)	(1,484,734)
Charges	(518,754)	(494,174)
Welfare benefits	(344,564)	(392,815)
Training	(54,973)	(49,040)
Labor claims and termination of employees (Note 12b)	(373,178)	(226,069)
Stock Option Plan	(40,435)	(34,140)
Total	(2,797,362)	(2,680,972)
Employees’ profit sharing	(594,520)	(561,665)
Total with Employees’ profit sharing	(3,391,882)	(3,242,637)

g)	Other administrative expenses

	01/01 to 03/31/2012	01/01 to 03/31/2011
Data processing and telecommunications	(871,204)	(845,631)
Depreciation and amortization	(377,116)	(337,938)
Installations	(553,883)	(485,423)
Third-party services	(776,586)	(718,484)
Financial system services	(111,151)	(130,349)
Advertising, promotions and publication	(188,076)	(217,069)
Transportation	(130,561)	(138,765)
Materials	(116,017)	(107,824)
Security	(132,773)	(120,723)
Travel expenses	(38,812)	(40,144)
Other	(131,855)	(117,950)
Total	(3,428,034)	(3,260,300)

h)	Other operating revenue

	01/01 to 03/31/2012	01/01 to 03/31/2011
Reversal of operating provisions	5,433	52,036
Recovery of charges and expenses	13,709	27,915
Other	38,275	48,083
Total	57,417	128,034

i)	Other operating expenses

	01/01 to	01/01 to
	03/31/2012	03/31/2011
Provision for contingencies (Note 12b)	(477,079)	(433,876)
Civil lawsuits:	(450,090)	(359,705)
Tax and social security contributions	(23,496)	(79,410)
Other	(3,493)	5,239
Selling - Credit cards	(350,116)	(492,385)
Claims	(165,478)	(130,460)
Provision for health insurance (Note 13c)	(2,842)	(3,542)
Refund of interbank costs	(56,459)	(49,009)
Other	(277,048)	(160,286)
Total	(1,329,022)	(1,269,558)

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 03/31/2012	01/01 to 03/31/2011
Income before income tax and social contribution	5,429,987	5,202,171
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(2,171,995)	(2,080,868)
Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	286,999	450,671
Investments in affiliates	13,614	30,088
Foreign exchange variation on investments abroad	(306,808)	(139,663)
Interest on capital	465,183	418,440
Dividends and interest on external debt bonds	47,584	73,566
Other	67,426	68,240
Temporary (additions) exclusions	(433,477)	(479,667)
Allowance for loan losses	(710,671)	(576,052)
Excess (insufficiency) of depreciation of leased assets	(432,660)	(168,202)
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	191,857	(172,796)
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(126,050)	(96,385)
Realization of goodwill on purchase of investments	397,872	424,401
Other	246,175	109,367
(Increase) offset of tax losses/social contribution loss carryforwards	(412,522)	22,117
Expenses for income tax and social contribution	(2,730,995)	(2,087,747)
Related to temporary differences
Increase (reversal) for the period	846,000	457,550
Increase (reversal) for prior periods	98,971	160,522
Income (expenses) from deferred taxes	944,970	618,072
Total income tax and social contribution	(1,786,025)	(1,469,675)

II - Composition of tax expenses:

	01/01 to 03/31/2012	01/01 to 03/31/2011
PIS and COFINS	(946,770)	(808,267)
ISS	(155,431)	(154,467)
Other	(94,218)	(72,873)
Total (Note 4p)	(1,196,419)	(1,035,607)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 53,005 (R$ 58,010 from 01/01 to 03/31/2011).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b) Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	03/31/2011	03/31/2012	12/31/2011	Realization/ Reversal	Increase	03/31/2012	03/31/2011
Reflected in income and expense accounts							25,045,746
Related to income tax and social contribution loss carryforwards			4,203,850	(367,842)	213,278	4,049,286	3,165,791
Related to disbursed provisions			15,837,257	(2,077,917)	2,293,023	16,052,363	14,444,052
Allowance for loan losses			11,490,145	(1,188,293)	2,036,179	12,338,031	9,480,040
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			527,127	(527,127)	245,794	245,794	57,818
Allowance for real estate			75,130	(3,246)	994	72,878	89,008
Goodwill on purchase of investments			3,602,265	(343,411)	-	3,258,854	4,678,466
Other			142,590	(15,840)	10,056	136,806	138,720
Related to non-disbursed provisions (*)	20,940,317	22,131,308	8,118,381	(1,121,740)	959,240	7,955,881	7,435,903
Related to the operation	15,881,902	17,072,893	6,398,520	(1,121,740)	959,240	6,236,020	5,716,042
Legal liabilities – tax and social security	2,241,943	2,671,525	1,319,186	-	77,313	1,396,499	1,280,657
Provision for contingent liabilities	7,500,810	8,330,822	2,863,876	(145,308)	235,472	2,954,040	2,556,024
Civil lawsuits:	2,771,753	3,126,588	1,184,829	(78,896)	130,542	1,236,475	1,067,787
Labor claims	2,396,094	2,696,453	984,208	(39,715)	74,372	1,018,865	903,829
Tax and social security contributions	2,265,679	2,457,039	675,302	(26,680)	30,558	679,180	558,271
Other	67,284	50,742	19,537	(17)	-	19,520	26,137
Adjustments of operations carried out in futures settlement market	54,813	31,881	11,618	(624)	1,591	12,585	19,183
Provision related to health insurance operations	609,907	625,771	249,172	-	1,137	250,309	243,963
Other non-deductible provisions	5,474,429	5,412,894	1,954,668	(975,808)	643,727	1,622,587	1,616,215
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,058,415	1,719,861	-	-	1,719,861	1,719,861

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)			123,436	-	90,203	213,639	124,657
Total	20,940,317	22,131,308	28,282,924	(3,567,499)	3,555,744	28,271,169	25,170,403
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			714,602	(23,953)	-	690,648	770,816

(*)	From a financial point of view, rather than recording the provision of R$ 22,131,308 (R$ 20,940,317 at 03/31/2011) and deferred tax assets of R$ 7,955,881 (R$ 7,435,903 at 03/31/2011), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 28,271,169 (R$ 25,170,403 at 03/31/2011) to R$ 20,315,288 (R$ 17,734,500 at 03/31/2011).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 591,530 (R$ 579,736 at 03/31/2011) and are basically represented by legal liabilities – tax and social security of R$ 284,441 (R$ 231,472 at 03/31/2011), which expected realization is dependent upon the progress of the lawsuit, and tax loss of R$ 229,362 (R$ 340,348 at 03/31/2011).

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2011	Realization / Reversal	Increase	03/31/2012	03/31/2011
Reflected in income and expense accounts	9,583,023	(1,191,310)	293,079	8,684,792	9,987,368
Depreciation in excess – leasing	7,560,086	(926,480)	-	6,633,606	8,252,703
Restatement of escrow deposits and contingent liabilities	935,240	(29,850)	71,525	976,915	845,250
Adjustment to market value of securities and derivative financial instruments	178,124	(178,124)	174,504	174,504	173,398
Provision for Pension Plan Benefits	593,803	-	44,431	638,234	562,226
Adjustments of operations carried out in future settlement market	101,510	(47,406)	-	54,104	31,569
Taxation of results abroad – capital gains	63,451	(3,871)	-	59,580	59,807
Other	150,809	(5,579)	2,619	147,849	62,415
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	295,897	(11,968)	95,028	378,957	200,575
Total	9,878,920	(1,203,278)	388,107	9,063,749	10,187,943

At ITAÚ UNIBANCO HOLDING, the Provision for deferred income tax and social contribution totals R$ 4,100 (R$ 3,179 at 03/31/2011), basically represented by Restatement of escrow deposits and contingent liabilities.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2012, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for Deferred
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	income tax and social contribution	Net deferred taxes
2012	8,653,800	774,508	9,428,308	55,560	(2,119,682)	7,364,186
2013	4,866,715	1,008,965	5,875,680	148,798	(2,468,542)	3,555,936
2014	3,917,423	1,428,057	5,345,480	258,769	(2,108,902)	3,495,347
2015	2,316,040	721,213	3,037,253	219,071	(852,189)	2,404,135
2016	1,937,321	51,192	1,988,513	8,007	(686,240)	1,310,280
after 2016	2,530,584	65,351	2,595,935	443	(828,194)	1,768,184
Total	24,221,883	4,049,286	28,271,169	690,648	(9,063,749)	19,898,068

Present value (*)	21,469,242	3,641,648	25,110,890	611,137	(8,003,021)	17,719,006

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 843,261 is unrecorded (R$ 1,442,041 at 03/31/2011).

c) Tax and social security contributions

	03/31/2012	03/31/2011
Taxes and contributions on income payable	1,918,538	1,462,228
Taxes and contributions payable (*)	1,002,160	5,379,904
Provision for deferred income tax and social contribution (Note 14b II)	9,063,749	10,187,943
Legal liabilities – tax and social security (Note 12b)	6,608,943	5,400,501
Total	18,593,390	22,430,576

(*) At June 30, 2011, the amounts subject to installment payment under the Program for Cash or Installment Payment of Federal Taxes, introduced by Law No. 11,941 of May 27, 2009 were settled.

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 890,872 (R$ 888,045 at 03/31/2011) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 857,625 (R$ 595,156 at 03/31/2011), whose nature refers to PIS and COFINS – Revenue x Gross Revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	03/31/2012	03/31/2011
Taxes paid or provided for	5,195,115	4,087,529
Taxes withheld and collected from third parties	3,365,681	2,240,468
Total	8,560,796	6,327,997

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Change of investments

Companies		Balances at 12/31/2011		Amortization of goodwill	Dividends paid/provided for (1)	Equity in earnings of subsidiaries (2)	Adjustments in marketable securities of subsidiaries and Other	Balances at 03/31/2012	Balances at 03/31/2011	Equity in earnings of subsidiaries from 01/01 to 03/31/2011
Domestic		53,724,893		(1,584)	(6,253,039)	2,092,163	95,546	49,657,979	60,563,763	2,439,154
Itaú Unibanco S.A.	(3 a)(4a)(5a)(6)(7a)	45,004,168		(1,584)	(3,847,435)	930,859	146,913	42,232,921	46,810,210	1,321,197
Banco Itaú BBA S.A.	(5 b)	6,768,322		-	(1,645,000)	461,934	(51,765)	5,533,491	6,635,552	393,571
Banco Itaucard S.A.	(4 b)(5c)(8)	1,211,086		-	(760,604)	642,426	391	1,093,299	768,476	523,759
Itaú Corretora de Valores S. A.	(8)	693,193		-	-	56,156	7	749,356	480,086	8,055
Itaú-BBA Participações S.A.		48,124		-	-	788	-	48,912	1,850,281	105,944
Itauseg Participações S.A.	(9)	-		-	-	-	-	-	4,019,158	86,628
Foreign		2,583,601		(12,851)	-	40,847	(3,715)	2,607,882	2,029,108	20,632
Itaú Chile Holding, INC.	(3 b)	2,175,208		(11,310)	-	7,088	(4,569)	2,166,417	1,689,394	15,046
Banco Itaú Uruguay S.A.	(3 c)(7b)	269,922		(1,178)	-	24,896	854	294,494	223,340	(1,500)
OCA S.A.	(3 d)	98,484		(313)	-	9,042	-	107,213	82,206	7,335
OCA Casa Financiera S.A.	(3 e)	37,343		(45)	-	(147)	-	37,151	31,868	(255)
ACO Ltda.	(3 f)	2,644	(5)		-	(32)	-	2,607	2,300	6
GRAND TOTAL		56,308,494		(14,435)	(6,253,039)	2,133,010	91,831	52,265,861	62,592,871	2,459,786

(1)	Dividends approved and not paid are recorded as Dividends receivable;
(2)	At March 31, 2012, includes foreign exchange variation in the amount of R$ (56,354);
(3)	At March 31, 2012, includes goodwill in the amounts of: (a) R$ 41,709; (b) R$ 214,895; (c) R$ 22,382; (d) R$ 5,948; (e) R$ 863; (f) R$ 101;
(4)	At March 31, 2012, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 456 and R$ (5,989); (b) R$ 7,795 and R$ (45,512);
(5)	At March 31, 2012, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (142) and R$ (2,631); (b) R$ 3,208 and R$ (60,260); and (c) R$ 224,618 and R$ 81;
(6)	At March 31, 2012, includes installment of dividends provided for in the amount of R$ 49,145;
(7)	At March 31, 2012, equity in earnings of subsidiaries reflects equity in other variations of the stockholders’ equity of the subsidiary in the amount of: (a) R$ 1,585 and (b) R$ (4);
(8)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(9)	Investment sold to Banco Itaucard S.A. at April 11, 2011.

Companies	Capital	Stockholders’ equity	Net income for the period	Number of shares/quotas owned by ITAÚ UNIBANCO			Equity share in voting capital (%)	Equity share in capital (%)
				Common	Preferred	Quotas
Domestic
Itaú Unibanco S.A.	39,676,320	42,150,687	928,960	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	5,593,752	458,726	5,284,526	5,284,526	-	99.99	99.99
Banco Itaucard S.A.	15,553,776	16,913,629	453,435	3,592,433,657	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	1,920,513	62,156	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	25,196	48,912	788	12,953	25,906	-	100.00	100.00
Foreign							-	-
Itaú Chile Holding, INC.	1,730,699	1,951,522	60,922	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	153,975	272,112	26,493	1,639,430,739	-	-	100.00	100.00
OCA S.A.	14,108	101,265	9,620	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	18,207	36,288	180	646	-	-	100.00	100.00
ACO Ltda.	12	2,525	(10)	-	-	131	99.24	99.24

II - Composition of investments

	03/31/2012	03/31/2011
Investment in affiliates	1,702,935	2,167,458
Domestic	1,476,878	1,414,433
Serasa S.A.	251,325	245,741
Porto Seguro Itaú Unibanco Participações S.A. (1)	1,186,488	1,126,500
Tecnologia Bancária S.A.(1)	38,979	42,109
Other	86	83
Foreign	226,057	753,025
Banco BPI, S.A. (BPI) (1) (2)	225,196	752,512
Other	861	513
Other investments	1,135,962	1,313,867
Investments through tax incentives	169,061	160,575
Equity securities	11,800	10,256
Shares and quotas	289,914	388,367
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	438,017	527,499
(Allowance for loan losses)	(204,536)	(185,902)
Total	2,634,361	3,295,423

(1)	For the purpose of accounting for participation in earnings, the position at 2/29/2012 was used, as provided in Circular Letter nº 1,963 of 5/23/1991, of BACEN;
(2)	An impairment of the investment was recognized in the amount of R$ 352,971, which was calculated based on the market value in relation to its book value.

III - Equity in earnings of affiliates and other investments

	01/01 to 3/31/2012	01/01 to 3/31/2011
Investment in affiliates – Domestic	37,949	57,451
Investment in affiliates – Foreign (Note 15 to II)	(69,009)	17,768
Dividends received from other investments	29,305	23,783
Other	(287)	(1,503)
Total	(2,042)	97,499

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

			CHANGES
	Annual depreciation/ amortization rates (%)	Balance at 12/31/2011	Acquisitions	Depreciation and amortization expenses	Impairment	Disposals	Exchange variation	Other	Balance at 3/31/2012	Balance at 3/31/2011
REAL ESTATE IN USE (1)
REAL ESTATE IN USE (2)(3)		1,869,778	77,862	(21,579)	-	(172,865)	(5,623)	(36,934)	1,710,639	1,747,352
Land		1,113,371	41,663	-	-	(166,911)	84	(16,865)	971,342	975,824
Buildings		756,407	36,199	(21,579)	-	(5,954)	(5,707)	(20,069)	739,297	771,528
Cost		2,339,809	36,199	-	-	(7,507)	(6,016)	(66,035)	2,296,450	2,315,961
Accumulated depreciation	4	(1,583,402)	-	(21,579)	-	1,553	309	45,966	(1,557,153)	(1,544,433)
OTHER FIXED ASSETS (3)		3,417,220	335,144	(289,586)	-	(19,827)	6,106	(3,497)	3,445,560	3,059,677
Improvements		637,610	57,024	(63,975)	-	(52)	3,902	6,696	641,205	620,170
Cost		1,238,789	57,024	-	-	(91,404)	2,327	6,454	1,213,190	1,120,818
Accumulated depreciation	10	(601,179)	-	(63,975)	-	91,352	1,575	242	(571,985)	(500,648)
Installations		390,904	43,063	(15,297)	-	(20)	2,537	(7,994)	413,193	295,568
Cost		937,332	43,063	-	-	(3,683)	1,456	(10,767)	967,401	816,504
Accumulated depreciation	10 to 20	(546,428)	-	(15,297)	-	3,663	1,081	2,773	(554,208)	(520,936)
Furniture and equipment		487,065	25,907	(17,140)	-	(16,228)	(670)	(7,199)	471,735	446,043
Cost		848,022	25,907	-	-	(16,605)	(1,969)	(5,348)	850,007	877,848
Accumulated depreciation	10 to 20	(360,957)	-	(17,140)	-	377	1,299	(1,851)	(378,272)	(431,805)
EDP systems (4)		1,644,858	202,874	(178,651)	-	(3,321)	281	1,634	1,667,675	1,475,136
Cost		4,988,233	202,874	-	-	(35,242)	(2,598)	(2,492)	5,150,775	4,911,900
Accumulated depreciation	20 to 50	(3,343,375)	-	(178,651)	-	31,921	2,879	4,126	(3,483,100)	(3,436,764)
Other (communication, security and transportation)		256,783	6,276	(14,523)	-	(206)	56	3,366	251,752	222,760
Cost		549,504	6,276	-	-	(916)	(219)	3,334	557,979	535,168
Accumulated depreciation	10 to 20	(292,721)	-	(14,523)	-	710	275	32	(306,227)	(312,408)
TOTAL REAL ESTATE IN USE		5,286,998	413,006	(311,165)	-	(192,692)	483	(40,431)	5,156,199	4,807,029
Cost		12,015,060	413,006	-	-	(322,268)	(6,935)	(91,719)	12,007,144	11,554,023
Accumulated depreciation		(6,728,062)	-	(311,165)	-	129,576	7,418	51,288	(6,850,945)	(6,746,994)

(1) There are no contractual commitments for purchase of new fixed assets;
(2) Includes amounts pledged in guarantee of voluntary deposits (Nota 12b);
(3) Includes the amount of R$ 2,176 thousand related to attached real estate; fixed assets under construction in the amount of R$ 128,674 thousand, consisting of R$ 77,533 thousand in real estate in use; R$ 30,892 thousand in improvements, and R$ 20,249 thousand in equipment;
(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 259,037 thousand at 03/31/ 2012.

II) Goodwill

			CHANGES
	Amortization period	Balance at 12/31/2011	Acquisitions	Amortization expenses	Other	Balance at 3/31/2012	Balance at 3/31/2011
GOODWILL (Notes 2b and 4k) (*)	10 years	95,691	-	(10,183)	(1,548)	83,960	67,617

(*) At August 1, 2011, ITAÚ UNIBANCO HOLDING acquired 50% plus 1 share of capital of MCC Securities Inc (Cayman Islands) for R$ 50,748, of which R$ 48,415 for the equity interest and R$ 2,333 for the exclusivity right to act on the sale of MCC Securities business. The transaction gave rise to a goodwill of R$ 52,169 and this interest was proportionally consolidated in the financial statements of ITAÚ UNIBANCO HOLDING.

III) Intangible assets

			CHANGES
	Annual depreciation/ amortization rates (%) (2)	Balance at 12/31/2011	Acquisitions	Depreciation and amortization expenses (3)	Impairment (5)	Disposals	Exchange variation	Other	Balance at 3/31/2012	Balance at 3/31/2011
INTANGIBLE ASSETS (1)
RIGHTS FOR ACQUISITION OF PAYROLL (4)		751,448	74,169	(93,376)	-	(217)	-	-	732,024	997,227
Cost		1,647,548	74,169	-	-	(27,380)	-	381	1,694,718	2,388,307
Accumulated amortization	Up to 9	(896,100)	-	(93,376)	-	27,163	-	(381)	(962,694)	(1,391,080)
OTHER INTANGIBLE ASSETS		3,058,364	257,377	(114,188)	-	(208)	(268)	1,815	3,202,892	1,893,609
Association for the promotion and offer of financial products and services		1,280,818	-	(32,893)	-	(208)	(86)	1,379	1,249,010	1,086,040
Cost		1,391,335	-	-	-	(15,149)	441	(1,226)	1,375,401	1,156,362
Accumulated amortization	Up to 5	(110,517)	-	(32,893)	-	14,941	(527)	2,605	(126,391)	(70,322)
Expenditures on acquisition of software		1,338,634	256,815	(58,793)	-	-	5,504	436	1,542,596	661,551
Cost		1,871,619	256,815	-	-	(82,250)	3,080	28,446	2,077,710	1,169,774
Accumulated amortization	20	(532,985)	-	(58,793)	-	82,250	2,424	(28,010)	(535,114)	(508,223)
Other intangible assets		438,912	562	(22,502)	-	-	(5,686)	-	411,286	146,018
Cost		613,832	562	-	-	(32)	(11,379)	(3,087)	599,896	255,375
Accumulated amortization	10 to 20	(174,920)	-	(22,502)	-	32	5,693	3,087	(188,610)	(109,357)
TOTAL INTANGIBLE ASSETS		3,809,812	331,546	(207,564)	-	(425)	(268)	1,815	3,934,916	2,890,836
Cost		5,524,334	331,546	-	-	(124,811)	(7,858)	24,514	5,747,725	4,969,818
Accumulated amortization		(1,714,522)	-	(207,564)	-	124,386	7,590	(22,699)	(1,812,809)	(2,078,982)

(1) There are no contractual commitments for purchase of new intangible assets;

(2) All intangible assets have defined useful lives, except for goodwill on acquisition;

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 03/31/2011), of which R$ 31,280,067 (R$ 31,634,782 at 03/31/2011) refers to stockholders domiciled in the country and R$ 13,719,933 (R$ 13,365,218 at 03/31/2011) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of Shares – ESM of 04/25/2011 – Approved at 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011 and 03/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 03/31/2012	2,283,053,623	894,261,675	3,177,315,298
Residents abroad at 03/31/2012	6,232,777	1,387,388,025	1,393,620,802
Treasury shares at December 31, 2011 (*)	2,100	57,293,971	57,296,071	(1,663,562)
Exercised – Granting of stock options	-	(4,200,372)	(4,200,372)	101,221
Disposals – Stock option plan	-	(2,262,523)	(2,262,523)	86,430
Treasury shares at March 31, 2012 (*)	2,100	50,831,076	50,833,176	(1,475,911)
Outstanding shares at March 31, 2012	2,289,284,300	2,230,818,624	4,520,102,924
Outstanding shares at March 31, 2011	2,289,284,273	2,260,187,379	4,549,471,652

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the average cost of treasury shares and their market price at March 31, 2012:

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	29.03
Market value	30.30	34.93

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment made in April 2012, it was increased by 25% to R$ 0.015 per share, in accordance with the Board of Directors’ meeting of February 6, 2012.

I – Calculation

Net income	2,766,805
Adjustments:
(-) Legal reserve	(138,340)
Dividend calculation basis	2,628,465
Mandatory dividend – paid/provided for	657,116	25.0%

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	108,332	-	108,332
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2012	108,332	-	108,332

Declared up to March 31, 2012 (Recorded in Other Liabilities – Social and Statutory)	633,671	(84,887)	548,784
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/02/2012	67,757	-	67,757
Interest on capital - R$ 0,1252 per share	565,914	(84,887)	481,027

Total from 01/01 to 03/31/2012 - R$ 0.1454 net per share	742,003	(84,887)	657,116
Total from 01/01 to 03/31/2011 - R$ 0.1502 net per share	774,664	(91,655)	683,009

c)	Capital and revenue reserves

	03/31/2012	03/31/2011
CAPITAL RESERVES	745,346	595,610
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	460,729	310,993
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	34,639,500	27,809,081
Legal	3,986,366	3,397,307
Statutory:	30,653,134	24,411,774
Dividends equalization (1)	9,147,452	7,308,179
Working capital increase (2)	9,315,507	7,511,438
Increase in capital of investees (3)	12,190,175	9,592,157

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 03/31/2012	01/01 to 03/31/2011	3/31/2012	3/31/2011
ITAÚ UNIBANCO HOLDING	2,766,805	2,875,827	78,861,182	72,842,306
Amortization of goodwill	658,888	703,312	(6,376,931)	(9,111,770)
Unrealized income (loss) and Other	-	(48,838)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	3,425,693	3,530,301	72,484,251	63,730,536

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	03/31/2012	03/31/2011	01/01 to 03/31/2012	01/01 to 03/31/2011
Unibanco Participações Societárias S.A. (1)	-	1,211,591	-	(21,232)
Itau Bank, Ltd. (2)	716,294	640,256	-	-
Redecard S.A.	981,755	841,037	(187,328)	(140,589)
Biu Participações S.A.	105,150	106,250	(1,492)	(3,451)
Itaú Gestão de Ativos S.A.	62,909	60,823	(518)	(712)
Biogeração de Energia S.A.	8,712	24,726	440	351
Investimentos Bemge S.A.	19,026	17,764	(288)	(280)
Other	10,475	10,646	(1,348)	(1,192)
Total	1,904,321	2,913,093	(190,534)	(167,105)

(1)	On July 28, 2011, Dibens Leasing S.A. Arrendamento Mercantil, subsidiary of ITAÚ UNIBANCO HOLDING acquired minority interest in subsidiaries of Unibanco Participações Societárias for the amount of R$ 1,226,847.
(2)	Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended March 31, 2012 – R$ 36.00 per share (at March 31, 2011 - R$ 37.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended March 31, 2012 - R$ 50,883 (at March 31, 2011 - R$ 48,489).

 Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*)/	To be exercised	To be exercised
No.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2011	Granted	Exercised	Cancelled	at 03//31/2012	at 03//31/2011

Simple Options
11th	02/21/2005	12/31/2009	12/31/2012	18.96	18.94	36.90	937,275	-	125,375	-	811,900	1,566,350
11 th	08/06/2007	12/31/2009	12/31/2012	18.96	-	-	11,357	-	-	-	11,357	11,357
12 th	02/21/2006	12/31/2010	12/31/2013	28.20	28.20	38.19	6,854,365	-	1,573,235	-	5,281,130	7,314,875
12 th	08/06/2007	12/31/2010	12/31/2013	28.20	-	-	15,867	-	-	-	15,867	15,867
16 th	08/10/2009	12/31/2010	12/31/2014	32.07	-	-	874,167	-	-	-	874,167	874,167
34 th	03/21/2007	03/21/2011	03/20/2012	37.27	-	-	75,901	-	-	75,901	-	75,901
35 th	03/22/2007	03/22/2011	03/21/2012	37.23	-	-	29,518	-	-	29,518	-	29,518
36 th	05/14/2008	05/14/2011	05/13/2012	46.35	-	-	25,301	-	-	-	25,301	25,301
30 th	07/04/2006	07/04/2011	07/03/2012	29.56	-	-	52,707	-	-	-	52,707	52,707
33 rd	08/30/2006	08/30/2011	08/29/2012	32.74	32.70	38.42	21,083	-	21,083	-	-	21,083
13 th	02/14/2007	12/31/2011	12/31/2014	35.91	35.91	38.32	7,732,975	-	344,650	37,675	7,350,650	8,243,925
13 th	08/06/2007	12/31/2011	12/31/2014	35.91	-	-	30,649	-	-	-	30,649	30,649
13 th	10/28/2009	12/31/2011	12/31/2014	35.91	-	-	45,954	-	-	-	45,954	45,954
34 th	03/21/2007	03/21/2012	03/20/2013	37.30	-	-	75,901	-	-	-	75,901	75,901
35 th	03/22/2007	03/22/2012	03/21/2013	37.26	-	-	29,514	-	-	-	29,514	29,514
Total options to be exercised					-	-	16,812,534	-	2,064,343	143,094	14,605,097	18,413,069
36 th	05/14/2008	05/14/2012	05/13/2013	46.35	-	-	25,300	-	-	-	25,300	25,300
17 th	09/23/2009	09/23/2012	12/31/2014	37.05	-	-	29,551	-	-	-	29,551	29,551
14 th	02/11/2008	12/31/2012	12/31/2015	41.40	-	-	9,266,066	-	-	105,187	9,160,879	10,805,375
14 th	05/05/2008	12/31/2012	12/31/2015	41.40	-	-	20,625	-	-	-	20,625	20,625
14 th	10/28/2009	12/31/2012	12/31/2015	41.40	-	-	45,954	-	-	-	45,954	45,954
36 th	05/14/2008	05/14/2013	05/13/2014	46.35	-	-	25,300	-	-	-	25,300	25,300
15 th	03/03/2009	12/31/2013	12/31/2016	27.07	27.06	37.29	14,114,940	-	925,520	-	13,189,420	15,031,030
15 th	10/28/2009	12/31/2013	12/31/2016	27.07	-	-	45,954	-	-	-	45,954	45,954
18 th	04/17/2010	12/31/2014	12/31/2017	43.98	-	-	6,052,223	-	-	-	6,052,223	6,052,223
18 th	05/11/2010	12/31/2014	12/31/2017	43.98	-	-	1,163,919	-	-	14,426	1,149,493	1,198,784
37 th	04/19/2011	12/31/2015	12/31/2018	42.96	-	-	9,769,432	-	-	35,942	9,733,490	-
37 th	01/13/2012	12/31/2015	12/31/2018	42.96	-	-	-	15,383	-	-	15,383	-
38 th	01/13/2012	12/31/2016	12/31/2019	32.13	-	-	-	15,097	-	-	15,097	-
Total options outstanding					-	-	40,559,264	30,480	925,520	155,555	39,508,669	33,280,096
Total simple options					-	-	57,371,798	30,480	2,989,863	298,649	54,113,766	51,693,165

Partners Options
4 th	03/03/2008	03/03/2011	-	-	-	-	39,906	-	-	39,906	-	39,906
5 th	09/03/2008	09/03/2011	-	-	-	-	46,710	-	-	46,710	-	485,265
6 th	03/06/2009	03/06/2012	-	-	-	35.90	719,023	-	681,490	37,533	-	740,362
7 th	06/19/2009	03/06/2012	-	-	-	35.90	79,446	-	79,446	-	-	79,446
Total options to be exercised						-	885,085	-	760,936	124,149	-	1,344,979
1 st	09/03/2007	09/03/2012	-	-	-	-	309,508	-	-	-	309,508	324,745
3 rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
4 th	03/03/2008	03/03/2013	-	-	-	-	388,432	-	-	-	388,432	411,131
8 th	08/17/2010	08/16/2013	-	-	-	-	339,632	-	-	-	339,632	376,916
9 th	08/30/2010	08/16/2013	-	-	-	-	329,711	-	-	3,368	326,343	359,991
11 th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	17,717
5 th	09/03/2008	09/03/2013	-	-	-	-	449,442	-	-	1,804	447,638	484,768
10 th	09/30/2010	09/29/2013	-	-	-	-	1,862,409	-	-	33,825	1,828,584	1,940,987
12 th	02/28/2011	02/28/2014	-	-	-	-	1,558,584			18,431	1,540,153	1,585,541
6 th	03/06/2009	03/06/2014	-	-	-	-	704,604	-	-	2,374	702,230	739,608
7 th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
14 th	11/04/2011	08/18/2014					509				509	-
13 th	08/19/2011	08/19/2014	-	-	-	-	706,397	-	-	16,782	689,615	-
15 th	02/24/2012	02/24/2015	-	-	-	-	-	1,583,044	-	2,843	1,580,201	-
16 th	02/24/2012	02/24/2015	-	-	-	-	-	69,156	-	3,108	66,048	-
8 th	08/17/2010	08/16/2015	-	-	-	-	338,923	-	-	-	338,923	376,876
9 th	08/30/2010	08/16/2015	-	-	-	-	329,152	-	-	3,367	325,785	359,962
11 th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	17,712
10 th	09/30/2010	09/29/2015	-	-	-	-	1,858,518	-	-	33,825	1,824,693	1,940,951
12 th	02/28/2011	02/28/2016	-	-	-	-	1,557,215	-	-	18,430	1,538,785	1,585,497
14 th	11/04/2011	08/18/2016	-	-	-	-	508	-	-	-	508	-
13 th	08/19/2011	08/19/2016	-	-	-	-	706,338	-	-	16,780	689,558	-
15 th	02/24/2012	02/24/2017	-	-	-	-	-	1,582,979	-	2,843	1,580,136	-
16 th	02/24/2012	02/24/2017	-	-	-	-	-	69,151	-	3,107	66,044	-
Total options outstanding					-	-	11,588,230	3,304,330	-	160,887	14,731,673	10,635,321
Total Partners Options					-	-	12,473,315	3,304,330	760,936	285,036	14,731,673	11,980,300

TOTAL SIMPLE/PARTNERS OPTIONS					-	-	69,845,113	3,334,810	3,750,799	583,685	68,845,439	63,673,465

(*) Refers to the non exercise due to the beneficiary’s option.

Summary of Changes in the Share-Based Instruments

			Prior balance		Converted		Balance at
No.	Vesting period		12/31/2011	New	into shares	Cancelled	03/31/2012
1st	08/17/2010	08/16/2011	-	-	-	-	-
1st	08/17/2010	08/16/2012	110,588	-	-	-	110,588
1st	08/17/2010	08/16/2013	110,577	-	-	-	110,577
1st	08/30/2010	08/16/2011	-	-	-	-	-
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2011	-	-	-	-	-
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2011	-	-	-	-	-
2nd	09/30/2010	09/29/2012	424,163	-	5,533	11,834	406,796
2nd	09/30/2010	09/29/2013	424,154	-	-	11,834	412,320
3rd	02/28/2011	02/27/2011	444,040	-	444,040	-	-
3rd	02/28/2011	02/27/2012	444,030	-	-	8,679	435,351
3rd	02/28/2011	02/27/2013	444,020	-	-	8,678	435,342
4th	02/24/2012	02/24/2013	-	468,852	-	4,671	464,181
4th	02/24/2012	02/24/2014	-	468,836	-	4,671	464,165
4th	02/24/2012	02/24/2015	-	468,821	-	4,671	464,150
Total			2,429,941	1,406,509	449,573	55,038	3,331,839

			Balance at		Converted		Balance at
No.	Vesting period		12/31/2010	New	into shares	Cancelled	03/31/2011
1st	08/17/2010	08/16/2011	114,980	-	-	-	114,980
1st	08/17/2010	08/16/2012	114,969	-	-	-	114,969
1st	08/17/2010	08/16/2013	114,958	-	-	-	114,958
1st	08/30/2010	08/16/2011	10,221	-	-	-	10,221
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2011	3,972	-	-	-	3,972
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2011	424,172	-	-	-	424,172
2nd	09/30/2010	09/29/2012	424,163	-	-	-	424,163
2nd	09/30/2010	09/29/2013	424,154	-	-	-	424,154
3rd	02/28/2011	02/27/2011	-	444,040	-	-	444,040
3rd	02/28/2011	02/27/2012	-	444,030	-	-	444,030
3rd	02/28/2011	02/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	-	-	2,992,048

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partners options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BOVESPA, adjusted by the IGP-M variation.

		Vesting		Price of
Granting		period	Exercise	underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility

Simple Options
37th	01/13/2012	12/31/2015	12/31/2018	35.50	11.06	2.97%	5.25%	30.32%
38th	01/13/2012	12/31/2016	12/31/2019	35.50	11.57	2.97%	5.25%	30.32%

Partners Options (*)
15th	02/24/2012	02/24/2015	-	36.00	32.94	2.97%	-	-
15th	02/24/2012	02/24/2017	-	36.00	31.04	2.97%	-	-
16th	02/24/2012	02/24/2015	-	36.00	32.94	2.97%	-	-
16th	02/24/2012	02/24/2017	-	36.00	31.04	2.97%	-	-

(*) The fair value of option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to March 31, 2012 was R$ (40,435) (R$ (34,140) from January 1 to March 31, 2011), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

	03/31/2012	03/31/2011
Amount received for the sale of shares – exercised options	166,704	135,426
(-) Cost of treasury shares sold	(187,651)	(120,753)
(+) Write-off of cost recognized of exercised options	61,574	33,264
Effect on sale (*)	40,627	47,937

(*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)	Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;.

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, S.A.

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSE)			ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
	03/31/2012	03/31/2011	01/01 to 03/31/2012	01/01 to 03/31/2011	Annual rate	03/31/2012	03/31/2011	01/01 to 03/31/2012	01/01 to 03/31/2011
Interbank investments	32,291,172	13,808,221	641,843	268,888		1,792,691	-	45,572	42,096
Itaú Unibanco S.A.	32,291,172	13,808,221	641,843	268,888		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI 9.11% to 13.79% pre-fixed average 11.06% pre-fixed	606,275	-	15,466	11,997
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI 9.11% to 13.25% pre-fixed 10.58% pre-fixed average	164,959	-	4,834	7,178
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI 12.07% to 12.12% pre-fixed 12.09% pre-fixed average	1,021,457	-	25,272	22,917
Other	-	-	-	-		-	-	-	4
Derivative financial instruments	-	-	-	(183)		-	-	-	-
Itaú Unibanco S.A.	-	-	-	(183)		-	-	-	-
Deposits	(4,952,254)	(3,432,489)	(119,810)	(88,482)		-	(36,886)	(1,520)	(1,217)
Itaú Unibanco S.A.	(4,952,254)	(3,432,489)	(119,810)	(88,482)		-	-	-	-
Duratex S.A.	-	-	-	-		-	(5,045)	(1,067)	(290)
Elekeiroz S.A.	-	-	-	-		-	(23,892)	(209)	(916)
Itautec S.A.	-	-	-	-		-	(3)	-	(11)
Porto Seguro S.A.	-	-	-	-		-	(2,291)	(3)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	(234)	(186)	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	(258)	(48)	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	-	-	-	-		-	(5,163)	-	-
Other	-	-	-	-		-	-	(7)	-
Securities sold under repurchase agreements	-	-	-	-		(100,296)	(107,859)	(3,367)	(256)
Itaúsa Empreendimentos S.A.	-	-	-	-		-	(53,366)	-	-
Duratex S.A.	-	-	-	-		-	(8,070)	(257)	(212)
Elekeiroz S.A.	-	-	-	-		-	-	(41)	(44)
Itautec S.A.	-	-	-	-		-	(14,201)	-	-
FIC Promotora de Venda Ltda.	-	-	-	-	100% of SELIC	(12,291)	(7,786)	(199)	-
Facilita Promotora S.A.	-	-	-	-	100% of SELIC	(2,127)	(6,206)	(66)	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	100% of SELIC	(801)	(4,728)	(43)	-
Banco Investcred Unibanco S.A.	-	-	-	-	9.65% p.a. pre-fixed	(19,741)	(13,502)	(483)	-
Maxfácil Participações S.A	-	-	-	-	100% of SELIC	(65,336)	-	(1,584)	-
Other	-	-	-	-		-	-	(694)	-
Amounts receivable from (payable to) related companies	(369)	(503)	(949)	(1,210)		(128,230)	(101,884)	-	-
Itaú Unibanco S.A.	-	-	-	-		-	1,422	-	-
Itaú Corretora de Valores S. A.	(369)	(503)	(949)	(1,210)		-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		83	54	-	-
Porto Seguro S.A.	-	-	-	-		-	18,945	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		(442)	(1,609)	-	-
FIC Promotora de Venda Ltda.	-	-	-	-		-	(4,445)	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		(1,000)	(1,435)	-	-
Facilita Promotora S.A.	-	-	-	-		-	(1,664)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		(1,639)	(132)	-	-
Banco Investcred Unibanco S.A.	-	-	-	-		-	(14)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		(2,445)	(1,073)	-	-
Maxfácil Participações S.A	-	-	-	-		-	(270)	-	-
Fundação Itaubanco	-	-	-	-		1,234	-	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		(7,933)	(9,901)	-	-
Fundação BEMGEPREV	-	-	-	-		(8,362)	(3,242)	-	-
UBB Prev Previdência Complementar	-	-	-	-		(25,416)	(19,894)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-		(82,664)	(80,400)	-	-
Other	-	-	-	-		354	1,774	-	-
Banking service fees (expenses)	-	-	-	-		-	-	3,121	43,414
Fundação Itaubanco	-	-	-	-		-	-	5,776	5,258
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	1,246	1,247
Itaúsa Investimentos S.A.	-	-	-	-		-	-	-	1,075
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	13,884
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	5,215
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	-	(3,092)	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	(2,742)	-
Porto Seguro S.A.	-	-	-	-		-	-	-	15,755
Other	-	-	-	-		-	-	1,933	980
Rent revenues (expenses)	-	-	(54)	-		-	-	(9,675)	(8,462)
Itaúsa Investimentos S.A.	-	-	(4)	-		-	-	-	(354)
Fundação Itaubanco	-	-	-	-		-	-	(6,831)	(5,720)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	(2,508)	(2,069)
Other	-	-	(50)	-		-	-	(336)	(319)
Donation expenses	-	-	-	-		-	-	(20,700)	(14,093)
Instituto Itaú Cultural	-	-	-	-		-	-	(19,900)	(14,000)
Fundação Itaú Social	-	-	-	-		-	-	-	(93)
Associação Clube "A"	-	-	-	-		-	-	(800)	-
Data processing expenses	-	-	(7)	-		-	-	(72,493)	(74,045)
Itautec S.A.	-	-	(7)	-		-	-	(72,493)	(74,045)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 1,988 (R$ 1,672 from 01/01 to 03/31/2011)) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualifying to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and sponsor of Instituto Itaú Cultural - IIC, an entity which objective is to promote and preserve the Brazilian cultural heritage.

b) Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	03/31/2012	03/31/2011
Compensation	79,015	75,855
Board of Directors	1,437	1,949
Management members	77,578	73,906
Profit sharing	27,735	35,090
Board of Directors	1,500	1,000
Management members	26,235	34,090
Contributions to pension plans	721	3,051
Board of Directors	1	41
Management members	720	3,010
Stock option plan – Management members	36,245	32,031
Total	143,716	146,027

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	03/31/2012	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Interbank deposits	24,298,923	12,589,656	24,335,255	12,596,262	36,332	6,606	36,332	6,606
Securities and derivative financial instruments	201,616,191	183,171,120	202,390,863	183,747,905	1,732,517	805,537	774,672	576,785
Adjustment of available-for-sale securities					947,331	216,809	-	-
Adjustment of held-to-maturity securities					785,186	588,728	774,672	576,785
Loan, lease and other credit operations	321,417,336	281,416,953	322,424,236	281,610,138	1,006,900	193,185	1,006,900	193,185
Investments (2)
BM&FBovespa	40,010	58,107	337,434	533,498	297,424	475,391	297,424	475,391
BPI (3)	225,196	752,512	225,196	482,430	(335,677)	(476,327)	-	(270,082)
Cetip S.A.	291	30,333	13,756	405,246	13,465	374,913	13,465	374,913
Porto Seguro Itaú Unibanco Participações S.A. (4)	1,186,488	1,126,500	1,977,646	2,712,874	791,158	1,586,374	791,158	1,586,374
Serasa	251,325	245,740	1,339,725	941,108	1,088,400	695,368	1,088,400	695,368
Parent company	166,265	162,570	1,254,665	857,938	1,088,400	695,368	1,088,400	695,368
Minority stockholders (5)	85,060	83,170	85,060	83,170	-	-	-	-
Fundings and borrowings (6)	202,431,668	165,193,846	202,658,254	165,252,036	(226,586)	(58,190)	(226,586)	(58,190)
Subordinated debt (Note 10f)	45,700,763	35,933,918	45,979,193	35,982,593	(278,430)	(48,675)	(278,430)	(48,675)
Treasury shares	1,475,911	507,824	1,775,593	834,957	-	-	299,682	327,133
Total unrealized					4,125,503	3,554,182	3,803,017	3,858,808

 (1) This does not consider the corresponding tax effects.

(2) Starting December 2011, Redecard is no longer disclosed since it is an investment in subsidiary.

(3) Unrealized result, considers adjustments to market value of available-for-sale securities.

(4) Parent company of Porto Seguro S.A.

(5) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.

(6) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BPI, BM&FBovespa, CETIP and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Plan (3)
Itaubank Retirement Plan (3)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Redecard Supplementary Plan (3)
UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	2012	2011
Discount rate	9.72% p.a.	9.72% p.a.
Expected return rate on assets	11.32 % p.a.	12.32% p.a.
Mortality table (1)	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2008/2010	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (3)	Projected Unit Credit	Projected Unit Credit

(1) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(2) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(3) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

At March 31, 2012 the allocation of plan assets and the allocation target for 2012, by type of asset, are as follows:

Types	At 03/31/2012	At 03/31/2011	% Allocation
			03/31/2012	03/31/2011	2012 Target
Fixed income securities	10,582,055	9,983,307	88.38%	87.30%	53% to 100%
Variable income securities	1,013,092	1,015,876	8.46%	8.88%	0% to 25%
Structured investments	14,429	12,525	0.12%	0.11%	0% to 10%
Foreign investments	-	3,813	0.00%	0.03%	0% to 3%
Real estate	341,821	395,476	2.85%	3.46%	0% to 6%
Loans to participants	22,961	24,628	0.19%	0.22%	0% to 5%
Total	11,974,358	11,435,625	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 528,548 (R$ 846,113 at 03/31/2011), and real estate rented to Group companies, with a fair value of R$ 296,132 (R$ 337,207 at 03/31/2011).

The expected income from defined benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the closing of the balance sheet. For the variable-income segment, conservative expectations of annual returns were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	03/31/2012	03/31/2011
1 - Net assets of the plans	11,974,358	11,435,625
2 - Actuarial liabilities	(10,517,171)	(9,992,110)
3- Surplus (1-2)	1,457,187	1,443,515
4- Asset restriction (*)	(1,310,019)	(1,154,473)
5 - Net amount recognized in the balance sheet (3-4)	147,168	289,042
Amount recognized in Assets	356,991	407,298
Amount recognized in Liabilities	(209,823)	(118,256)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 03/31/2012 were recognized in Results under “Personnel expenses”.

IV - Change in net assets, actuarial liabilities, and surplus

	03/31/2012			03/31/2011
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,772,927	(10,413,448)	1,359,479	11,167,828	(9,815,180)	1,352,648
Inclusion of Redecard Plan	-	-	-		(55,897)	4,920
Expected return on assets (2)	325,622	325,622	325,622	336,977	-	336,977
Cost of current service	-	-	(21,107)	-	(24,471)	(24,471)
Cost of interest	-	-	(246,239)	-	(234,761)	(234,761)
Benefits paid	(163,623)	(163,623)	163,623	(138,199)	138,199	-
Contributions of sponsor	7,015	7,015	-	6,282	-	6,282
Contributions of participants	3,628	-	3,628	1,881	-	1,881
Actuarial gain/(loss) (1) (2)	28,789	-	28,789	39	-	39
Present value – end of the period	11,974,358	(10,517,171)	1,457,187	11,435,625	(9,992,110)	1,443,515

(1) Gains/losses recorded in Net Assets correspond to the income earned above/below the expected return rate of assets.

(2) The actual return on assets amounted to R$ 354,410 (R$ 337,016 at 03/31/2011)

The history of actuarial gains and losses is as follows:

	03/31/2012	03/31/2011
Net assets of the plans	11,974,358	11,435,625
Actuarial liabilities	(10,517,171)	(9,992,110)
Surplus	1,457,187	1,443,515
Experience adjustments in net assets	28,789	39
Experience adjustments in actuarial liabilities	-	-

V- Total revenue (expenses) recognized in income for the year

Total expenses recognized in defined benefit plans include components, as follows:

	03/31/2012	03/31/2011
Cost of current service	(21,107)	(24,471)
Cost of interest	(246,239)	(234,761)
Expected return on the plan assets	325,622	336,977
Effect on asset restriction	(47,411)	(40,984)
Gain/(loss) for the year	28,789	39
Contributions of participants	3,628	1,881
Total revenue (expenses) recognized in income for the year	43,282	38,681

During the period, contributions made totaled R$ 7,015 (R$ 6,282 at March 31, 2011). The contribution rate increases based on the beneficiary’s salary.

In 2012, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 38,870.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	645,780
2013	673,231
2014	697,244
2015	721,382
2016	746,311
2017 to 2021	4,118,739

c)   Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At March 31, 2012 the amount recognized in assets is R$ 1,463,586 (R$ 1,168,124 at 03/31/2011).

Total revenue recognized in defined contribution plans includes the following components:

	03/31/2012	03/31/2011
Contributions	(47,395)	(24,181)
Actuarial gain/(loss)	68,054	(61,154)
Effect on asset restriction	(259)	84,292
Total revenue recognized in income for the year	20,400	(1,043)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 03/31/2012 were recognized in Results under “Personnel expenses”.

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 60,091 (R$ 34,705 at 03/31/2011), of which R$ 47,395 (R$ 24,181 at 03/31/2011) arises from pension funds.

d )   Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-    changes

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	03/31/2012	03/31/2011
At the beginning of the year	(120,154)	(105,335)
Cost of interest	(2,979)	(4,724)
Benefits paid	1,546	1,406
Actuarial loss	-	-
At the end of the year	(121,587)	(108,653)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 03/31/2012 were recognized in Results under “Personnel expenses”.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	6,366
2013	6,852
2014	7,362
2015	7,854
2016	8,363
2017 to 2021	50,248

II-   Assumptions and sensitivities 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19b l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and cost of interest	1,609	(1,321)
Effects on present value of obligation	16,559	(13,563)

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Latin America Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	03/31/2012	03/31/2011	03/31/2011	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Assets
Current assets and long-term receivables
Cash and cash equivalents	2,933,286	1,474,237	1,942,506	1,197,455	249,965	1,142,189	3,614,685	2,215,391	809,651	772,666	4,660,597	4,175,092
Interbank investments	11,994,110	6,832,920	1,199,270	857,277	2,108,217	2,737,126	7,512,931	6,048,079	782,852	665,946	13,657,554	7,754,460
Securities	43,897,650	32,943,852	3,800,337	2,827,893	1,584,526	1,839,130	4,729,889	5,073,792	28,226	610	53,502,277	41,295,429
Loan, lease and other credit operations	33,359,462	20,539,729	19,888,071	13,437,600	7,234,472	5,560,207	300,830	262,636	699	969	60,697,863	39,751,810
Foreign exchange portfolio	40,902,149	29,092,291	444,196	347,609	2,311,307	2,857,601	392,341	1,193,567	-		43,689,875	31,340,450
Other assets	1,416,134	1,426,747	2,918,422	1,628,764	301,440	139,791	1,096,549	2,372,305	226,029	106,598	5,857,420	5,649,053
Permanent assets
Investments	21,354	26,723	4,548	4,269	114,069	371,266	44,526	38,559	119,608	391,112	259,581	791,940
BPI (Note 15a II)	-		-		110,347	368,731	-	-	114,850	383,781	225,196	752,512
Other investments	21,354	26,723	4,548	4,269	3,722	2,535	44,526	38,559	4,758	7,331	34,385	39,428
Fixed and intangible assets	26,452	17,557	482,096	363,658	167,513	168,648	1,607	2,289	16,085	15,716	693,754	567,867
Total	134,550,597	92,354,056	30,679,446	20,664,525	14,071,509	14,815,958	17,693,358	17,206,618	1,983,150	1,953,617	183,018,921	131,326,101

LIABILITIES
Current and long-term liabilities
Deposits	43,520,145	25,079,039	21,233,520	13,910,953	5,399,083	6,218,638	2,789,477	2,377,256	-	-	60,245,191	37,467,812
Demand deposits	8,354,361	4,441,404	5,628,323	3,961,213	2,531,220	2,248,504	1,138,701	1,095,603	-	-	12,730,983	9,086,885
Savings deposits	-	-	3,133,182	2,338,045	-	-	-	-	-	-	3,133,182	2,338,045
Interbank deposits	10,147,846	6,387	172,631	25,561	1,211,931	3,025,963	-	-	-	-	10,888,741	1,344,603
Time deposits	25,017,938	20,631,248	12,299,384	7,586,134	1,655,932	944,171	1,650,776	1,281,653	-	-	33,492,285	24,698,279
Deposits received under securities repurchase agreements	10,039,212	6,441,836	171,082	269,593	-	-	1,691,728	2,445,797	-	-	9,730,950	7,232,442
Funds from acceptance and issuance of securities	2,547,595	3,407,829	1,526,962	1,026,102	3,435,239	2,970,845	2,705,121	2,828,933	-	-	10,190,414	10,210,639
Borrowings	13,532,719	10,528,646	1,755,292	1,033,650	559,930	648,578	9,768	90,344	30,998	28,930	15,857,709	12,301,858
Derivative financial instruments	1,250,676	1,666,337	202,235	102,727	539,240	293,810	602,823	1,124,542	-	-	2,113,493	1,879,635
Foreign exchange portfolio	40,998,113	29,019,553	443,933	340,422	2,311,596	2,844,821	391,443	1,178,936	-	-	43,784,966	31,233,115
Other liabilities	10,219,764	6,312,662	2,101,553	1,540,827	473,061	336,878	2,505,609	336,399	176,634	55,878	15,327,205	8,506,574
Deferred income	54,060	37,975	9,566	4,827	22,031	24,762	63	175	3,070	2,392	88,789	70,132
Minority interest in subsidiaries	-	-	8,571	34,173	61	61	716,294	640,256	3	5	716,553	640,493
Stockholders’ equity
Capital and reserves	12,015,100	9,442,451	3,093,840	2,332,156	1,365,821	1,458,232	6,278,728	6,212,127	1,797,625	1,815,515	24,514,564	21,254,178
Net income for the period	373,213	417,728	132,892	69,095	(34,553)	19,333	2,304	(28,147)	(25,180)	50,897	449,087	529,223
Total	134,550,597	92,354,056	30,679,446	20,664,525	14,071,509	14,815,958	17,693,358	17,206,618	1,983,150	1,953,617	183,018,921	131,326,101
Statement of Income
Income from financial operations	1,036,221	724,735	595,353	345,549	58,318	84,009	73,625	33,138	7,456	30,179	1,719,632	1,200,758
Expenses of financial operations	(651,680)	(319,262)	(244,301)	(114,798)	(31,493)	(73,104)	(45,431)	(49,263)	(188)	(161)	(916,288)	(531,942)
Result of loan losses	(8,351)	5,168	(12,644)	(22,327)	143	(2,563)	-	-	(17)	(4)	(20,870)	(19,725)
Gross income from financial operations	376,190	410,641	338,408	208,424	26,968	8,342	28,194	(16,125)	7,251	30,014	782,474	649,091
Other operating revenues (expenses)	(2,929)	7,142	(168,372)	(114,753)	(53,297)	16,680	(25,890)	(12,103)	(21,726)	26,222	(277,203)	(84,795)
Operating income	373,261	417,783	170,036	93,671	(26,329)	25,022	2,304	(28,228)	(14,475)	56,236	505,271	564,296
Non-operating income	(48)	-	31	(1,387)	93	-	-	81	371	127	300	(1,583)
Income before taxes on income and profit sharing	373,213	417,783	170,067	92,284	(26,236)	25,022	2,304	(28,147)	(14,104)	56,363	505,571	562,713
Income tax	-	(55)	(37,041)	(22,275)	(6,596)	(4,968)	-	-	(11,076)	(5,467)	(54,713)	(32,764)
Statutory participation in income	-	-	(42)	-	(1,722)	(719)	-	-	-	-	(1,763)	(719)
Minority interest in subsidiaries	-	-	(92)	(914)	1	(2)	-	-	-	1	(8)	(7)
Net income (loss)	373,213	417,728	132,892	69,095	(34,553)	19,333	2,304	(28,147)	(25,180)	50,897	449,087	529,223

(1)	Itaú Unibanco S.A. — Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch; only at 3/31/2011, Banco Itaú BBA S.A. Uruguay Branch.

(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable y Proserv - Promociones Y Servicios S.A. de C. V .; only at 3/31/2011, MCC Asesorias Limitada (50%), MCC Securites INC. (50%) and Itaú BBA SAS

(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Federal Director International Services, S.A., Bay State Corporation Limited and Banco Itau Suisse S.A; only at 3/31/2011, Itaú Madeira Investimentos SGPS Ltda., Kennedy Director International Services S.A., Cape Ann Corporation Limited., BIE Directors Ltd and BIE Nominees Lda; only at 3/31/2012, Itaú BBA International Limited.

(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. (50%) and UBT Finance S.A.; only at 3/31/2011, BFB Overseas Cayman, Ltd., Unibanco Securities Inc. and Itau USA Asset Management.

(5)	Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd. and Itaú (Beijing) Investment Consultancy Limited; only at 3/31/2012: Itaú UK Asset Management Limited, Itaú Asia Asset Management Limited and Itau USA Asset Management Inc.

(6)	Foreign consolidated information presents balances net of eliminations from consolidation.

NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on income, capital and liquidity of the bank.

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to obtain the best risk-return ratio.

At ITAÚ UNIBANCO HOLDING, Risk Management is the process in which:

•	The existing and potential risks from the bank operations are identified and measured;
•	Policies, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and the bank’s strategies are approved;
•	The bank’s risk portfolio is managed considering the best risk-return ratio;

This process interweaves the whole institution, with full involvement of the Board and Executives that, through committees of the Board of Directors and senior commissions, define the global objectives that are measured as goals and limits to the risk management units. Control units, in turn, support the bank’s management by monitoring and analyzing risk.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is in accordance with the Basel Accord’s recommendations. The control structure of Market, Credit, Liquidity, Operational and Underwriting risks is centralized at ITAÚ UNIBANCO HOLDING aiming at assuring that the conglomerate risks are being managed in accordance with established policies and procedures. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of conglomerate’s risk exposure, so as to optimize and speed up corporate decision-making.

The purpose of that structure is to follow up the regulatory requirements issued by the conglomerate’s lead institution. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve in connection with the capital portions, pursuant to determinations and models issued by the Central Bank (BACEN). It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement. Further information on risk management can be found on the Investor Relations website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Risk Management - Circular No. 3,477.

Aiming at complying with Resolution No. 3,988 of June 30, 2011 of the National Monetary Council (CMN), ITAÚ UNIBANCO HOLDING is defining and implementing its capital management structure. The Board of Directors has recently approved the appointment of an officer in charge and definition of the required structure to meet the resolution requirements, applicable to the whole financial group and the other companies included in the economic-financial conglomerate.

I – Market Risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities and commodity prices.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values, aiming at optimizing the risk-return ratio, by using an appropriate structure of management limits, models and tools.

The scope of the market risk control carried out by ITAÚ UNIBANCO HOLDING is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464 of June 26, 2007, issued by the National Monetary Council (CMN), being a set of principles that drive the institution’s strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by this internal policy on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

The control of market risk is carried out by an area independent from the business ones, and is responsible for carrying out daily measurement, assessment and report activities by way of control units set in the legal entities of ITAÚ UNIBANCO HOLDING. The executive area also performs the monitoring, assessment and consolidated reporting of market risk information, including possible extrapolation of risk limits, reporting the event to the business unit in charge and monitoring the actions required to adjust the position and/or risk level. For this purpose, the bank relies on a structured communication and information process, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and abroad.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk to granular limits, assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management. Limits are monitored daily and excesses are reported and discussed in the corresponding committees.

The structure of limits is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI) about metrics and market risk limits.

The market risk analyses are conducted based on the following metrics:

•	Value at Risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a defining holding period and confidence level;
•	Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop Loss: effective losses added to the maximum potential loss in bullish and bearish scenarios;
•	Earnings at Risk (EaR): Measure that quantifies the P&L impact of a given portfolio, considering regular market conditions, time horizon related to the longest transaction in the banking portfolio and a predetermined confidence interval.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. Among them, the following is included:

•	Mismatching (gap) analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV1- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates. Applied to risk factors;
•	Sensitivity to Several Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time;
•	Stop Loss: maximum loss that a certain portfolio classified in the trading portfolio is authorized to reach.

The consolidated ITAÚ UNIBANCO HOLDING S.A., maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In March/2012, Itaú Unibanco recorded a Total Global VaR of R$ 142,5 million (R$ 150,9 million in December 2011).

II – Credit Risk

Credit risk is the possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and policy on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the websitewww.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The objective of ITAÚ UNIBANCO HOLDING’s credit risk management is to maximize the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders so as to give rise to returns at levels higher than the minimum return value adjusted to the risk of each business.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease. ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. That definition does not include the strategic risk and reputation risk.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but now requires a specific structure, different from those traditionally adopted for credit and market risks. Therefore, operational risk management becomes important since it assures the identification, assessment/measurement, response, monitoring and reporting of the exposure to the organization's operational risk.

In line with the principles of CMN Resolution No. 3,380 of June 29, 2006, ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to operational risk management, in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, mitigation, monitoring, and communications related to operational risks, as well as the roles and responsibilities of the bodies that participate in this structure. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

On April 30, 2008, BACEN published Circular No. 3.383 and Circular Letters Nos. 3,315 and No. 3,316, which establish the criteria for calculation of PRE related to the operational risk (POPR), addressed by Resolution No. 3,490. Therefore, since July 1, 2008, ITAÚ UNIBANCO HOLDING has allocated capital to Operational Risk using the Alternative Standardized Approach.

IV – Liquidity Risk

Liquidity risk is the occurrence of imbalances between tradable assets and falling due liabilities - mismatching between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations due.

ITAÚ UNIBANCO HOLDING has a structure dedicated to monitoring, controlling and analyzing liquidity risk, through models of variables projections that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, the institution establishes guidelines and limits whose compliance is periodically analyzed in technical committees and whose purpose is providing safety margin in addition to the minimum projected needs. Liquidity management policies and associated limits are established based on prospective scenarios that are regularly reviewed and on top management definitions.

V - Underwriting Risk

Underwriting risk is the possibility of incurring losses that are contrary to the organization’s expectations and that are directly or indirectly associated with the technical and actuarial bases used to calculate premiums, contributions and technical reserves, arising from insurance, pension plan and capitalization operations.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

The centralized control of underwriting risk is conducted by the risk control area that is separate from the business units and internal audit department. This area is responsible for designing internal models for measuring underwriting risk and creating the conditions necessary to validate and control these models. Another role of the risk control area is to examine changes in policies and follow up the performance of insurance, pension plans and capitalization portfolios.

NOTE 22 – ADDITIONAL INFORMATION

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to the foreign currency were:

	03/31/2012	03/31/2011
Permanent foreign investments	24,963,651	21,783,401
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(42,583,000)	(37,497,893)
Net foreign exchange position	(17,619,349)	(15,714,492)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	03/31/2012	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Investment funds	337,823,727	290,001,324	337,823,727	290,001,324	3,267	1,802
Fixed income	307,729,239	258,389,876	307,729,239	258,389,876	2,431	1,504
Shares	30,094,488	31,611,448	30,094,488	31,611,448	836	298
Managed portfolios	169,151,519	155,374,774	85,381,593	91,776,255	15,184	16,323
Customers	96,054,045	88,299,552	77,004,845	76,185,328	15,089	16,257
Itaú Group	73,097,474	67,075,222	8,376,748	15,590,927	95	66
TOTAL	506,975,246	445,376,098	423,205,320	381,777,579	18,451	18,125

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	03/31/2012	03/31/2011
Monthly estimate of installments receivable from participants	80,249	58,092
Group liabilities by installments	6,125,361	4,070,973
Participants – assets to be delivered	5,723,913	3,810,694
Funds available for participants	550,102	382,902
(In units)
Number of managed groups	784	699
Number of current participants	232,756	164,923
Number of assets to be delivered to participants	139,621	112,170

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

During the period from January 1 to March 31, 2012 the consolidated companies made no donations (R$ 92 at March 31, 2011) and the Foundation’s social net assets totaled R$ 3,036,998 (R$ 3,078,971 at March 31, 2011). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 19,900 (R$ 14,000 from January 1 to March 31, 2011).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to March 31, 2012, the consolidated companies made donations to Clube “A” in the amount of R$ 800.

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 03/31/2012	01/01 to 03/31/2011
Provision for contingencies – economic plans (Note 12)	(62,830)	(108,424)
Market value based on the share price – BPI (Note 15a II)	(55,084)	-
Total	(117,914)	(108,424)

l)	Reclassifications for comparison purposes – The Company carried out reclassifications in the balances of March 31, 2011,for financial statements comparison purposes, in view of the regrouping of the following headings: In the Balance Sheet, the reclassification of Technical Provision for Insurance, Pension Plan and Capitalization to Other Assets and the reclassification related to Investment Funds from Minority Interest in Subsidiaries to Other Liabilities – Sundry. In Statement of Income, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues, the reclassification of the Reward Program from Other Operating Expenses to Banking Service Fees, in compliance with CVM Resolution No. 597, of September 15, 2009 and the reclassification of Income from Credit Cards and Securities Brokerage from Banking Service Fees to Income from Bank Charges and the reclassification from Minority Interest in Subsidiaries to Expenses of Financial Operations.

	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	767,411,584	1,167,314	768,578,898
OTHER ASSETS	3,576,437	1,167,314	4,743,751
Prepaid expenses	3,013,295	1,167,314	4,180,609
REAL ESTATE IN USE	4,807,029	-	4,807,029
Real estate in use	4,412,603	(1,120,818)	3,291,785
Other fixed assets	7,141,420	1,120,818	8,262,238
TOTAL ASSETS	778,472,489	1,167,314	779,639,803
CURRENT AND LONG-TERM LIABILITIES	710,469,615	1,679,509	712,149,124
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	62,431,819	1,167,314	63,599,133
OTHER LIABILITIES	142,903,099	512,195	143,415,294
Tax and social security	22,503,473	(72,897)	22,430,576
Sundry	18,889,932	585,092	19,475,024
MINORITY INTEREST IN SUBSIDIARIES	3,425,288	(512,195)	2,913,093
TOTAL LIABILITIES	778,472,489	1,167,314	779,639,803
EXPENSES OF FINANCIAL OPERATIONS	(10,480,769)	(10,425)	(10,491,194)
Money market	(8,842,977)	(10,425)	(8,853,402)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	11,880,291	(10,425)	11,869,866
GROSS INCOME FROM FINANCIAL OPERATIONS	8,707,376	(10,425)	8,696,951
OTHER OPERATING REVENUES (EXPENSES)	(3,537,871)	-	(3,537,871)
Banking service fees	3,679,286	(415,983)	3,263,303
Credit cards	1,691,485	(292,918)	1,398,567
Other	455,350	(123,065)	332,285
Income from bank charges	788,175	415,983	1,204,158
OPERATING INCOME	5,169,505	(10,425)	5,159,080
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	5,212,596	(10,425)	5,202,171
MINORITY INTEREST IN SUBSIDIARIES	(177,530)	10,425	(167,105)
NET INCOME	3,530,301	-	3,530,301

m)	Subsequent event

On April 20, 2012, ITAÚ UNIBANCO HOLDING, through its subsidiary IPI - Itaúsa Portugal Investimentos, SGPS, Lda. (IPI), disposed its full interest, equal to 18.87% in the capital of Banco BPI, S.A. (BPI) to Caixabank, S.A., a company that is an integral part of the La Caixa Group.

As a result of this operation, La Caixa will pay ITAÚ UNIBANCO HOLDING approximately € 93 million (ninety-three million Euros).

This operation will have a positive impact of approximately R$ 100 million in the consolidated stockholders’ equity and a negative non-recurring effect of approximately R$ 200 million in net income. These effects will be recorded in the 2nd quarter of 2012.

Report on Review

To the Directors and Stockholders Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at March 31, 2012 and the related statements of income, changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2012 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the standing alone interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the stand alone interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at March 31, 2012, and the financial performance and cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Conclusion on the Consolidated interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the Consolidated interim financial statements referred to in the first paragraph do not presented fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at March 31, 2012, and the financial performance and cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended March 31, 2012, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, April 23, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having examined the financial statements for the period from January to March 31, 2012, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, April 23, 2012.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM

Member

ARTEMIO BERTHOLINI

Member